Form 10-K, Exhibit 13
period 1996-06-30
II-VI INC
filed 1996-09-24
CIK 820318

II-VI Incorporated & Subsidiaries
Management's Discussion and Analysis

Fiscal 1996, 1995 & 1994 Results of Operations
Fiscal 1996 Compared to Fiscal 1995

Overview
Net earnings rose 74% in fiscal 1996 to $4.4 million, up from $2.5 million in fiscal 1995. Revenues grew 37% to $37.9 million in fiscal 1996 compared to $27.8 million last fiscal year. This growth is attributed to the acquisitions of the Virgo Optics Division of Sandoz Chemicals Corporation and Lightning Optical (the "Acquisitions"), along with improved CO2 laser optics sales throughout the world. Bookings increased 48% to $42.1 million in fiscal 1996 compared to $28.4 million in fiscal 1995. Order backlog increased 87% to $12.9 million at June 30, 1996 from $6.9 million at June 30, 1995 as a result of orders outpacing shipments in fiscal 1996 and, to a lesser extent, the acquisition of Lightning Optical. Manufacturing orders comprise 82% of the backlog at June 30, 1996, compared to 96% of backlog at June 30, 1995. The increase in contract research and development backlog is a result of the $2.3 million, two-year DARPA contract award.

Net Earnings

Net earnings rose 74% in fiscal 1996 to $4.4 million, up from $2.5 million in fiscal 1995. The major contributors to the net earnings growth were improved CO2 laser optics sales volume, the Acquisitions, and additional interest income as a result of increased cash levels. These contributors more than offset increased selling, general and administrative expenses that were needed to support the Company's growth, and a slight increase in the effective corporate income tax rate.

Sales and Markets

Bookings increased 48% to $42.1 million in fiscal 1996 compared to $28.4 million in fiscal 1995. Manufacturing orders comprised nearly 80% of this growth. The largest portion of the growth in manufacturing orders is from the Acquisitions, followed by higher demand in the international industrial markets and the military/ aerospace and medical markets. The increase in contract research and development bookings is predominantly from the $2.3 million DARPA contract and a $400,000 U.S.-Israel Science and Technology commission award.

Revenues grew 37% to $37.9 million in fiscal 1996 compared to $27.8 million last fiscal year. Approximately 95% of this growth is in manufacturing revenues. This growth is lead by the Acquisitions, followed by increased demand in the international industrial markets, the military/aerospace and medical markets, and the domestic industrial market. Contract research and development revenues increased 44% to $1.7 million in fiscal 1996 from $1.2 million in fiscal 1995. This increase is attributable to work being performed on several additional government contract awards in fiscal 1996.

Costs and Expenses

Manufacturing gross margin is $15.7 million or 43% of net sales in fiscal 1996 compared to $10.8 million or 41% of net sales in fiscal 1995. This increase is attributable to higher sales volume in the CO2 laser optics market and the Acquisitions. The increase in gross margin as a percentage of net sales is driven by lower per unit operating costs associated with increased production volume.

Contract research and development gross margin is $452,000 or 27% of net sales in fiscal 1996 compared to $239,000 or 21% of net sales in fiscal 1995. The increase is attributable to work being performed on the additional government contract awards mentioned above and an increase in reimbursable costs allocable to government contracts.

Company-funded internal research and development increased to $514,000 in fiscal 1996 from $447,000 in fiscal 1995. The majority of this increase is in the crystal growth research area.

Selling, general and administrative expenses were $9.9 million or 26% of net sales in fiscal 1996 compared to $7.3 million or 26% of net sales in fiscal 1995. This increase is attributable to expenses incurred in the operation of the Acquisitions, increased compensation expense associated with the Company's world-wide profit-driven bonus programs and increased payroll and other general administrative expenses needed to support the Company's growth.

Other income increased to $369,000 in fiscal 1996 from $143,000 in fiscal 1995 as a result of investment earnings on increased cash balances. The increase in cash is attributable to the October 1995 public stock offering.

The effective corporate income tax rate is 27% in fiscal 1996 compared to 26% in fiscal 1995. This increase is attributable to the proportion of the Company's earnings that are generated by foreign subsidiaries. The Company's future effective tax rates will continue to be effected by the level of profit or loss generated by the foreign subsidiaries. The Company anticipates that its effective corporate income tax rate for fiscal 1997 will increase as a result of in-creased earnings attributable to domestic operations as a percentage of total corporate earnings.

Fiscal 1995 Compared to Fiscal 1994

Overview

Net earnings increased 122% to $2.5 million in fiscal 1995 from $1.1 million in fiscal 1994. Fiscal 1994 earnings included a $461,000 after-tax gain on the sale of the Company's investment in its former Japanese distributor. Revenues increased 49% to $27.8 million in fiscal 1995 from $18.7 million in fiscal 1994. This increase was attributable to increased sales in all of the Company's markets and, to a lesser extent, the acquisition of Virgo Optics in December 1994. Bookings increased 52% to $28.4 million in fiscal 1995 from $18.7 million in fiscal 1994. Order backlog increased 30% to $6.9 million at June 30, 1995, from $5.3 million at June 30, 1994. Manufacturing orders comprised 96% of backlog at June 30, 1995, compared to 77% at June 30, 1994.

Net Earnings

Net earnings increased 122% to $2.5 million in fiscal 1995 from $1.1 million in fiscal 1994. The major contributors to the increase in net earnings were manufacturing production volume, increased price realization in Japan, and, to a lesser extent, the acquisition of Virgo Optics. The increase in manufacturing order volume resulted in additional profits from improved capacity utilization and efficiency in the Saxonburg and Singapore manufacturing plants.

Sales and Markets

Bookings increased 52% to $28.4 million in fiscal 1995 from $18.7 million in fiscal 1994. The largest portion of the increase was attributable to the domestic industrial market. Bookings also increased in the Japanese and European industrial markets and, to a lesser extent, the military/aerospace and medical markets. Orders for manufactured products accounted for the entire increase in bookings in fiscal 1995. Contract research and development bookings remained constant at $300,000 from fiscal 1994.

Revenues increased 49% to $27.8 million in fiscal 1995 from $18.7 million in fiscal 1994. This increase was attributable to increased sales in the Japanese and European industrial markets, the domestic industrial market and, to a lesser extent, the military/aerospace and
medical markets.   Contract research and development revenues decreased
27% to $1.2 million in fiscal 1995 from $1.6 million in fiscal 1994. This decrease was attributable to customer-imposed delays in the performance of a significant government contract.

Costs and Expenses

Manufacturing gross margin was $10.8 million or 41% of net sales in fiscal 1995 compared to $5.8 million or 34% in fiscal 1994. This increase was attributable to improved capacity utilization, efficiencies resulting from additional production volume and, to a lesser extent, higher price realization from the Japanese market.
Contract research and development gross margin was $239,000 or 21% of contract research and development revenues in fiscal 1995, compared to $553,000 or 35% in fiscal 1994. This decrease was attributable to a reduction in reimbursable costs allocable to government contracts. Company-funded internal research and development costs increased to $447,000 in fiscal 1995 from $251,000 in fiscal 1994. The majority of this increase was attributable to nuclear radiation detector development.

Selling, general and administrative expenses were $7.3 million or 26% of revenues in fiscal 1995 compared to $5.2 million or 28% in fiscal 1994. The majority of this increase was attributable to higher compensation expense associated with the Company's worldwide profit-driven bonus programs and increased sales and marketing expenses.

The effective corporate income tax rate was 26% in fiscal 1995 compared to 33% in fiscal 1994. This was attributable to lower non-deductible expenses and increased profit of the foreign subsidiaries.

Liquidity and Capital Resources

The Company historically has funded its working capital needs, capital expenditures and growth from cash flow from operations and, to a lesser extent, borrowings. In fiscal 1996, in addition to the cash generated from operations, the Company completed a second public stock offering that generated $10.9 million in net proceeds and the Company's Japan subsidiary borrowed $800,000 from a Japanese bank.

The two largest sources of the $3.7 million in cash generated from operations in fiscal 1996 were $6.9 million in net earnings before depreciation and a $600,000 increase in accounts payable. These cash sources were partially offset by increases in receivables and inventory of $2.5 million and $1.3 million, respectively. One half of the increase in receivables is attributed to the timing of revenues and payments relating to government contracts, while the remainder of the increase is a result of increased manufacturing revenue volume. The increase in inventory was necessary to keep pace with customer demand for the Company's products.

The Company invested $6.1 million in capital expenditures during fiscal 1996. These expenditures focused on the automation of processes and facility expansions in the Saxonburg and Virgo Optics plants. The Company anticipates a $700,000 low interest rate loan agreement with the Pennsylvania Industrial Development Authority to be completed by September 30, 1996 that will finance a portion of the Saxonburg expansion. Planned, discretionary capital expenditures for fiscal 1997 of approximately $7.0 million will focus on automation of processes, improved capacity, opportunities for synergy at the two Florida locations and the start-up of the Company's China subsidiary. The Company anticipates the China subsidiary will begin infrared small-optics manufacturing in the third quarter of fiscal 1997.

The Company also purchased 100% of the outstanding stock of Lightning Optical Corporation in February 1996 for $1.9 million in cash, net of cash acquired, and 186,183 shares of II-VI Incorporated common stock (market value of $1.8 million at the time of purchase) and immediately paid off $1.4 million of outstanding notes payable that were acquired in the purchase. The purchase of Lightning Optical Corporation resulted in goodwill being recorded of $2.2 million. The recoverability of this goodwill is evaluated based on the projection of future cash flows.

The Company believes internally generated funds along with existing cash reserves will be sufficient to fund its working capital needs, capital expenditures and scheduled debt payments.

The impact of inflation on the Company's business has not been material. In the normal course of business, the Company enters into foreign currency forward exchange contracts with its banks. The purpose of these contracts is as a hedge, to reduce the impact of foreign currency fluctuations on committed or anticipated foreign currency positions.
The Company monitors its positions and the credit ratings of the parties to these contracts. While the Company may be exposed to potential losses due to credit risk in the event of non-performance by the counterparties to these financial instruments, it does not anticipate such losses.

This Management's Discussion and Analysis, along with the preceding Letter to Shareholders, contain forward looking statements as defined by
Section 21E of the Securities Exchange Act of 1934, including the statements regarding the Company's long-term growth rate, anticipated higher demand for the Company's products, the expected increase in the effective corporate income tax rate for fiscal 1997 and the Company's ability to fund future working capital needs, capital expenditures and scheduled debt payments from internally generated funds and existing cash reserves. The Company's long-term growth rate, projections for higher demand for our products and ability to fund future capital needs from internally generated funds and existing cash reserves could differ from our statements if worldwide economic conditions change, competitive conditions intensify, technology problems emerge, and/or if suitable acquisitions of technologies or businesses cannot be consummated. The Company's anticipated increase in the effective corporate income tax rate may not occur if there is a material change in worldwide economic conditions that causes a difference in the anticipated proportion of foreign earnings to total earnings. There are additional risk factors that could affect the Company's business, results of operations or financial condition. Investors are encouraged to review the risk factors set forth in the Company's prospectus dated October 20, 1995.





II-VI Incorporated & Subsidiaries
Five-Year Financial Summary
                                                            Year Ended June 30,
($000 except per share data)              1996          1995         1994*          1993         1992
- -----------------------------------------------------------------------------------------------------
Statement of Earnings
Net revenues                           $37,940       $27,760       $18,681       $17,169      $16,600
Net earnings                           $ 4,371       $ 2,518       $ 1,135       $    75      $   738
Earnings per share                     $   .70       $   .48       $   .22       $   .01      $   .14
Weighted average shares outstanding      6,253         5,289         5,061         5,255        5,293

All share data adjusted to reflect two-for-one stock split - See Note A of the Notes to Consolidated
Financial Statements.

* Included in the results is a gain on sale of an investment. See Note E of the Notes to Consolidated
Financial Statements.

                                                                June 30,
($000)                                    1996         1995         1994           1993          1992
- -----------------------------------------------------------------------------------------------------
Balance Sheet
Working capital                        $16,687      $ 8,872       $ 6,648       $ 6,009       $ 6,603
Total assets                            44,169       24,367        17,570        17,265        17,186
Total debt                               1,461        1,563           263           765         1,365
Deferred taxes                           1,324          658           562           579           786
Retained earnings                       18,031       13,660        11,142        10,007         9,932
Shareholders' equity                    34,403       16,998        14,237        13,217        13,359

For the five year period ended June 30, 1996, no dividends were declared.


II-VI Incorporated & Subsidiaries
Quarterly Financial Data
Fiscal 1996                                                     Quarter Ended
($000 except per share data)                 9/30/1995     12/31/1995     3/31/1996     6/30/1996
- -----------------------------------------------------------------------------------------------------
Net revenues                                   $ 8,088        $ 7,954      $ 10,072      $ 11,826
Cost of goods sold                               4,657          4,638         5,765         6,750
Internal research and development                  148            138           154            74
Selling, general and administrative expense      2,131          2,152         2,610         3,031
Interest and other expense (income) - net           16           (139)          (83)         (122)
Earnings before income taxes                     1,136          1,165         1,626         2,093
Income taxes                                       330            331           417           571
Net earnings                                   $   806        $   834      $  1,209      $  1,522
Earnings per share                             $   .15        $   .14      $    .18      $    .23

All share data adjusted to reflect two-for-one stock split -- See Note A of the Notes to Consolidated
Financial Statements.

Fiscal 1995                                                     Quarter Ended
($000 except per share data)                 9/30/1994     12/31/1994     3/31/1995     6/30/1995
- -----------------------------------------------------------------------------------------------------
Net revenues                                   $ 5,446        $ 5,904       $ 8,028       $ 8,382
Cost of goods sold                               3,262          3,548         4,924         4,954
Internal research and development                  132            120            85           110
Selling, general and administrative expense      1,472          1,598         1,989         2,265
Interest and other expense (income) - net           11            (15)          (62)          (20)
Earnings before income taxes                       569            653         1,092         1,073
Income taxes                                       173            144           312           240
Net earnings                                   $   396        $   509       $   780       $   833
Earnings per share                             $   .08        $   .10       $   .15       $   .15

All share data adjusted to reflect two-for-one stock split -- See Note A of the Notes to Consolidated Financial Statements.





Independent Auditors' Report

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF II-VI INCORPORATED AND
SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of II-VI Incorporated and Subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of II-VI Incorporated and Subsidiaries as of June 30, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

/s/ Alpern, Rosenthal & Company
Pittsburgh, Pennsylvania
August 12, 1996






II-VI Incorporated & Subsidiaries
Consolidated Balance Sheets
                                                                                 June 30,
($000 except share data)                                                   1996            1995
- -----------------------------------------------------------------------------------------------------
Current Assets
Cash and equivalents                                                   $  9,417        $  3,822
Accounts receivable -- less allowance for doubtful accounts
   of $246 in 1996 and $261 in 1995                                       8,712           5,412
Inventories                                                               5,490           4,165
Deferred income taxes                                                       429             309
Prepaid and other current assets                                            607             376
Total Current Assets                                                     24,655          14,084
Property, Plant & Equipment, Net                                         15,085           9,892
Other Assets                                                              4,429             391
                                                                       $ 44,169        $ 24,367
Current Liabilities
Notes payable                                                          $  1,393        $      -
Accounts payable                                                          1,260             835
Accrued salaries, wages and bonuses                                       3,105           2,114
Income taxes payable                                                        607             585
Accrued profit sharing contribution                                         556             278
Other current liabilities                                                 1,024           1,027
Current portion of long-term debt                                            23             373
Total Current Liabilities                                                 7,968           5,212
Long-Term Debt (Less Current Portion)                                        45           1,190
Deferred Income Taxes                                                     1,753             967
Commitments & Contingencies                                                   -               -
Shareholders' Equity
Preferred stock, no par value; authorized - 5,000,000 shares; unissued        -               -
Common stock, no par value; authorized - 30,000,000 shares;
    issued - 6,691,718 shares in 1996; 5,669,987 shares in 1995          17,055           4,485
Cumulative translation adjustment                                            79             (17)
Retained earnings                                                        18,031          13,660
                                                                         35,165          18,128
Less treasury stock at cost                                                 762           1,130
Total Shareholders' Equity                                               34,403          16,998
                                                                       $ 44,169        $ 24,367

See notes to consolidated financial statements.

II-VI Incorporated & Subsidiaries
Consolidated Statements of Earnings & Shareholders' Equity
Earnings                                                    Year Ended June 30,
($000 except per share data)                           1996        1995        1994
- -----------------------------------------------------------------------------------------------------
Revenues
Net sales:
  Domestic                                         $ 19,922    $ 13,697     $ 8,301
  International                                      16,344      12,901       8,787
Contract research and development                     1,674       1,162       1,593
                                                     37,940      27,760      18,681
Costs, Expenses and Other Income
Cost of goods sold                                   20,588      15,765      11,313
Contract research and development                     1,222         923       1,040
Internal research and development                       514         447         251
Selling, general and administrative expenses          9,924       7,324       5,159
Interest expense                                         41          57          36
Gain on sale of investment                                -           -        (699)
Other expense (income)  net                            (369)       (143)       (123)
                                                     31,920      24,373      16,977
Earnings Before Income Taxes                          6,020       3,387       1,704
Income Taxes                                          1,649         869         569
Net Earnings                                       $  4,371    $  2,518     $ 1,135
Earnings Per Share                                 $    .70    $    .48     $   .22

See notes to consolidated financial statements.

                                                           Cumulative
                                                          Translation  Retained
Shareholders' Equity                      Common  Stock   Adjustment   Earnings   Treasury Stock
(000)                                     Shares  Amount                          Shares   Amount    Total
- ----------------------------------------------------------------------------------------------------------
Balance-July 1, 1993                       5,550 $ 4,145      $ -      $ 10,007   (515)   $ (935)  $13,217
Shares issued under the stock option plan     36      39        -             -      -         -        39
Purchase of treasury stock                     -       -        -             -    (51)     (164)     (164)
Net earnings for the year                      -       -        -         1,135      -         -     1,135
Translation adjustment                         -       -       10             -      -         -        10
Balance-June 30, 1994                      5,586   4,184       10        11,142   (566)   (1,099)   14,237
Shares issued under the stock option plan     84     131        -             -      -         -       131
Purchase of treasury stock                     -       -        -             -     (5)      (31)      (31)
Net earnings for the year                      -       -        -         2,518      -         -     2,518
Translation adjustment                         -       -      (27)            -      -         -       (27)
Tax benefit for options exercised              -     170        -             -      -         -       170
Balance-June 30, 1995                      5,670   4,485      (17)       13,660   (571)   (1,130)   16,998
Shares issued for purchase
   of Lightning Optical                        -   1,470        -             -    187       368     1,838
Net proceeds from stock offering           1,000  10,929        -             -      -         -    10,929
Shares issued under stock option plan         22      71        -             -      -         -        71
Net earnings for the year                      -       -        -         4,371      -         -     4,371
Translation adjustment                         -       -       96             -      -         -        96
Tax benefit for options exercised              -     100        -             -      -         -       100
Balance-June 30, 1996                      6,692 $17,055     $ 79      $ 18,031   (384)   $ (762)  $34,403

See notes to consolidated financial statements.

II-VI Incorporated & Subsidiaries
Consolidated Statements of Cash Flows
                                                               Year Ended June 30,
($000)                                                    1996        1995        1994
- -----------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Net earnings                                           $ 4,371     $ 2,518     $ 1,135
Adjustments to reconcile net earnings to net cash
provided by operating activities:
  Depreciation and amortization                          2,488       2,006       1,835
  Gain on sale of investment                                 -           -        (699)
  Gain on foreign currency transactions                    (85)       (171)       (140)
  Net loss on disposal of property and equipment             -          19          61
  Deferred income taxes                                    (83)         96         (17)
  Increase (decrease) in cash from changes in:
    Accounts receivable                                 (2,462)       (826)       (245)
    Inventories                                         (1,296)       (384)       (263)
    Accounts payable                                       576         196        (300)
    Other operating net assets                             211       1,917       1,015
Net cash provided by operating activities                3,720       5,371       2,382
Cash Flows From Investing Activities
Additions to property, plant & equipment                (6,146)     (2,384)     (1,643)
Proceeds from sale of property, plant & equipment            -           -           6
Net cash on purchase of subsidiaries                    (1,938)     (2,353)          -
Additions to other assets                                  (23)       (115)       (247)
Net cash used in investing activities                   (8,107)     (4,852)     (1,884)
Cash Flows From Financing Activities
(Payments) proceeds on short-term borrowings            (1,095)      1,472           -
Proceeds from long-term borrowings                           -         108           -
Payments on long-term borrowings                           (23)       (281)       (501)
Proceeds from sale of common stock                      11,100         301          39
Purchase of treasury stock                                   -         (31)       (164)
Net cash provided by (used in) financing activities      9,982       1,569        (626)
Net increase (decrease) in cash and equivalents          5,595       2,088        (128)
Cash and Equivalents
Beginning of year                                        3,822       1,734       1,862
End of year                                            $ 9,417     $ 3,822     $ 1,734

See notes to consolidated financial statements.





II-VI Incorporated & Subsidiaries
Notes to Consolidated Financial Statements

Note A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements include II-VI Incorporated and its wholly owned subsidiaries II-VI Worldwide, Inc., II-VI Delaware, Inc., II-VI Japan Incorporated, II-VI Virgo Incorporated, II-VI U.K. Limited, II-VI Lightning Optical Incorporated, and II-VI Singapore Pte., Ltd.
All significant intercompany transactions and balances have been eliminated.

The Company has formed a subsidiary in China that will manufacture infrared small optics. The subsidiary is expected to commence operations in fiscal 1997.

Inventories

Inventories are valued at the lower of cost or market, with cost determined on the first-in, first-out basis. Inventory costs include material, labor and manufacturing overhead.

Depreciation

Depreciation for financial reporting purposes is computed primarily by the straight-line method over the estimated useful lives of the assets.

Foreign Currency Translation

For II-VI Japan Incorporated and II-VI U.K. Limited, the local currency is the functional currency for purposes of translating the local currency asset and liability accounts at current exchange rates. The resulting translation adjustments are accumulated as a separate component of Shareholders' Equity. For other foreign operations, the U.S. dollar is the functional currency. Gains and losses resulting from translating asset and liability accounts that are denominated in currencies other than the functional currency are included in income.

Income Taxes

Deferred taxes are determined based on the differences between financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the assets or liabilities are expected to be settled. A valuation allowance is established for any deferred tax asset for which realization is not considered likely. No deferred taxes have been provided for the income tax which would be incurred on repatriation of the undistributed earnings of the Company's foreign subsidiaries because the Company intends to indefinitely reinvest the earnings outside the United States.

Revenue Recognition

Revenue, other than on long-term U.S. government sales contracts and subcontracts, is recognized from sales when a product is shipped. Revenue on long-term U.S. government sales contracts and subcontracts is accounted for using the percentage-of-completion method, whereby revenue and profits are recognized throughout the performance period of the contract. Losses on contracts are recorded in full when identified.

Earnings Per Share

Earnings per share is calculated using the weighted average number of shares outstanding giving retroactive effect to a two-for-one stock split and assuming dilutive stock options outstanding were exercised at the beginning of the year or at the date of issuance, if later. Weighted average shares outstanding for 1996, 1995 and 1994 used in the earnings per share calculation were 6,252,523, 5,289,072 and 5,061,376, respectively.

On August 16, 1995, the Board of Directors declared a two-for-one split of II-VI's common stock to be distributed to shareholders of record on August 30, 1995, effective at the close of business September 6, 1995. Weighted average shares outstanding and all per share amounts included in the consolidated financial statements and notes are based on the increased number of shares giving retroactive effect to the stock split, unless otherwise noted.

On October 20, 1995, a registration statement on Form S-3 covering the public offering of 1,000,000 shares was declared effective by the Securities and Exchange Commission, with the shares sold to the public at $12.00 per share.

Cash

For purposes of the statement of cash flows, the Company considers highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. The majority of cash and cash equivalents are invested in investment grade money market type instruments. Sufficient cash to fund foreign subsidiary current operations is on deposit at Japan, Singapore, and United Kingdom banks.

Nature of Business

The Company designs, manufactures and markets optical and electro-optical components and materials for precision use in infrared devices. The Company's infrared products are used in high-power lasers and military sensing systems. The Company markets its products in the United States through its direct sales force and worldwide through its wholly-owned sales subsidiaries, II-VI Japan Incorporated and II-VI U.K. Limited, and manufacturing representatives.

The Company uses certain uncommon materials and compounds to manufacture its products. Some of these materials are available from only one proven outside source. The continued high quality of these materials is critical to the stability of the Company's manufacturing yields. The Company has not experienced significant production delays due to a shortage of materials. However, the Company does occasionally experience problems associated with vendor supplied materials not meeting contract specifications for quality or purity. A significant failure of the Company's suppliers to deliver sufficient quantities of necessary high-quality materials on a timely basis could have a materially adverse effect on the Company's results of operations.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Acquisitions

On February 22, 1996, Lightning Optical Corporation, a Florida corporation, located in Tarpon Springs, Florida (Lightning Optical), merged with and into II-VI Lightning Optical Incorporated (II-VI Lightning), a newly-formed wholly-owned subsidiary of II-VI Incorporated. As a result of the merger, II-VI Lightning acquired substantially all of the assets and assumed certain liabilities of Lightning Optical. The aggregate purchase price paid to the shareholders of Lightning Optical (the Sellers) consisted of $2.4 million in cash and 186,183 shares of the Common Stock, no par value, of II-VI Incorporated. The acquisition was accounted for as a purchase. A portion of the cash proceeds is being held in escrow for potential post-closing adjustments. The purchase price was allocated as follows:

($000)
- ----------------------------------------------------
Accounts receivable                          $ 1,125
Inventory                                        227
Property, plant and equipment                  1,381
Goodwill                                       2,169
Other intangible assets                        2,000
Other assets                                      47
- ----------------------------------------------------
                                               6,949
Current liabilities                           (2,059)
Long-term debt                                  (320)
Deferred income taxes - non current             (794)
- ----------------------------------------------------
Purchase price, net of cash acquired         $ 3,776
- ----------------------------------------------------

The other intangible assets acquired, including technology and sales and marketing expertise, are being amortized over a 10 year period, while the goodwill generated by the purchase is being amortized over a 25 year period. Accumulated amortization amounted to $101,000 at June 30,1996.

On December 29, 1994, a newly formed subsidiary of the Company acquired the net assets of the Virgo Optics Division of Sandoz Chemicals
Corporation (Virgo). The acquisition was accounted for as a purchase and included inventory, accounts receivable, machinery and equipment and certain current liabilities. The purchase price was allocated as follows:

($000)
- ----------------------------------------------------
Accounts receivable                          $   720
Inventory                                        400
Machinery and equipment                        1,387
Other assets                                       3
- ----------------------------------------------------
                                               2,510
Current liabilities                             (157)
- ----------------------------------------------------
Cash purchase price                          $ 2,353
- ----------------------------------------------------

The following pro forma financial information is based upon the historical financial statements of II-VI Incorporated, Lightning Optical and Virgo adjusted to give effect to the acquisition of substantially all of the assets and the assumption of certain liabilities of Lightning Optical and Virgo and the integration of the activities of II-VI Incorporated, Lightning Optical and Virgo. This information assumes that such events occurred on the first day of II-VI Incorporated's 1995 fiscal year (July 1, 1994).

This information does not purport to present what II-VI Incorporated's results of operations actually would have been had the acquisitions occurred on July 1, 1994, or to project the results of operations for any future period.

                           Unaudited Pro Forma Results
                              for Year Ended June 30,
($000 except per share data)     1996           1995
- ----------------------------------------------------
Revenues                     $ 41,951       $ 35,117
Net Earnings                    4,976          3,212
Earnings Per Share                .78            .59

Fair Values of Financial Instruments

The Company has several financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at June 30, 1996 does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The fair value amounts have been estimated by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessary in interpreting market data to develop the estimates of fair value and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

New Accounting Pronouncement

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation, which established financial accounting and reporting standards for stock-based employee compensation plans. Companies are encouraged, rather than required, to adopt a new method that accounts for stock compensation awards based on their fair value using an option pricing model. Companies that do not adopt this new method will be required to make pro forma footnote disclosures of net income as if the fair value-based method of accounting required by SFAS No. 123 had been applied. The Company is required to adopt SFAS No. 123 beginning in fiscal 1997. Adoption of this pronouncement is not expected to have a material impact on the Company's financial position or results of operations because the Company intends to make pro forma footnote disclosures instead of adopting the new accounting method.

Note B

INVENTORIES

The components of inventories are as follows:

                                    June 30,
($000)                      1996                1995
- ----------------------------------------------------
Raw materials            $ 2,279             $ 1,750
Work in process            1,427               1,348
Finished goods             1,784               1,067
- ----------------------------------------------------
                         $ 5,490             $ 4,165
- ----------------------------------------------------

Note C

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (at cost) consist of the following:

                                       June 30,
($000)                            1996          1995
- ----------------------------------------------------
Land and land improvements     $   539       $   307
Buildings and improvements       6,952         4,258
Machinery and equipment         22,084        17,486
- ----------------------------------------------------
                                29,575        22,051
Less accumulated depreciation   14,490        12,159
- ----------------------------------------------------
                               $15,085       $ 9,892
- ----------------------------------------------------

Note D

NOTES PAYABLE

Notes payable at June 30, 1996 consist of two notes payable at the Company's Japan location. Both notes are guaranteed by the Parent Company.

The first note, for $891,000, calls for monthly principal payments plus interest for a five year period. The interest rate at June 30, 1996 was 2.125%. The bank has the option of calling this loan in December of each year. The second note, for $502,000, calls for equal monthly principal payments plus interest through May 1997. The interest rate at June 30, 1996 was 2.125%.

The Company has a line of credit (cash overdraft) facility with a Singapore bank which permits maximum borrowings of approximately $567,000. Borrowings are payable upon demand with interest being charged at the rate of 1.5% above the bank's prevailing prime lending rate. The interest rate at June 30, 1996 was 7.0%. At June 30, 1996 there were no borrowings under this facility.

Note E

DEFERRED GAIN ON SALE OF INVESTMENT

In fiscal 1994, the Company recognized $699,000 of gain resulting from the sale, in 1993, of its ownership in its former Japanese distributor. The gain was deferred in order to match it with the final negotiated costs, if any, of terminating the agency agreement with the distributor. Final termination of the agency agreement took place in fiscal 1994.

Note F

LONG-TERM DEBT

Long-term debt at June 30, 1996 consists of an installment loan in the amount of $68,000 at the Company's Singapore location due to mature in August 2000 with equal monthly payments due on this loan including interest at an annual rate of 7.5%.

Long-term debt at June 30, 1995 consisted of an installment loan in the amount of $91,000 at the Company's Singapore location due to mature in August 2000 with equal monthly payments due on this loan including interest calculated at an annual interest rate of 7.5%, and a note payable in the amount of $1,472,000 at the Company's Japan location. At June 30, 1995, the terms of the note payable called for monthly principal payments plus interest charged at the rate of .5% above the bank's prevailing prime lending rate for a five year period. The bank was to review the borrowing agreement annually and at that time had the option of calling the loan. The interest rate at June 30, 1995 was 2.875%. These borrowings were guaranteed by the Parent Company.

Subsequent to June 30, 1995, the callable feature of the note payable was amended to December 1996. Based upon this amendment, $1,190,000 had been recorded in the accompanying balance sheet as long-term debt.

The Company has entered into foreign currency forward exchange contracts in order to hedge its currency exposure in Japan. Gains and losses on those contracts are recognized as they occur. At June 30, 1996, the Company had contracts outstanding of approximately $1,415,000. The counterparties to these financial instruments consist of large financial institutions, and the Company does not believe that it is subject to any significant credit risk associated with these contracts.

Interest payments made during the years ended June 30, 1996, 1995 and 1994 totaled $41,000, $48,000 and $41,000, respectively.

Note G

INCOME TAXES

The components of income tax expense are as follows:

                              Year Ended June 30,
($000)                     1996      1995       1994
- ----------------------------------------------------
Current:
  Federal               $ 1,457     $ 534      $ 491
  State                     227       174         54
  Foreign                    48        65         41
Deferred                    (83)       96        (17)
- ----------------------------------------------------
                        $ 1,649     $ 869      $ 569
- ----------------------------------------------------

Deferred income taxes reflect the net effect of temporary differences between the amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Principal items comprising net deferred income tax liabilities are as follows:

                                         June 30,
($000)                                1996      1995
- ----------------------------------------------------
Deferred tax liabilities
Tax over book accumulated
  depreciation                      $  970   $ 1,008
Intangible assets                      783         -
- ----------------------------------------------------
Deferred tax liability               1,753     1,008

Deferred tax assets
Inventory capitalization               156       134
Non-deductible accruals                273       175
Net operating loss
 carryforwards-state                     -        41
- ----------------------------------------------------
Gross deferred tax asset               429       350
Allowance for deferred tax assets        -         -
- ----------------------------------------------------
Net deferred tax assets                429       350
- ----------------------------------------------------
Net deferred tax liabilities       $ 1,324    $  658
- ----------------------------------------------------

One of the Company's foreign subsidiaries operates under a tax holiday and does not pay income taxes. The tax holiday is scheduled to expire in March 1997, however the Company anticipates it will be extended to March 2000.

During the years ended June 30, 1996, 1995 and 1994, cash paid by the Company for income taxes was approximately $1,772,000, $379,000 and $125,000, respectively.

The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $1,473,000 would have been required.

The source of differences resulting in deferred income tax expense (credit) and the related tax effect of each were as follows:

                                Year Ended June 30,
($000)                        1996     1995     1994
- ----------------------------------------------------
Depreciation                 $ (79)   $ (98)   $ (58)
Inventory capitalization       (18)     (13)     (13)
Alternative minimum
 tax carryforward                -      275      (34)
Gain on sale of investment       -        -      238
Other - Primarily
 non-deductible accruals        14      (68)    (150)
- ----------------------------------------------------
                             $ (83)    $ 96    $ (17)
- ----------------------------------------------------





The reconciliation of income tax expense at the statutory federal rate to the reported income tax expense is as follows:

                                                                 Year Ended June 30,
($000)                                              1996    %      1995      %     1994     %
- ---------------------------------------------------------------------------------------------
Taxes at statutory rate                          $ 2,047   34   $ 1,152     34    $ 579    34
Increase (decrease) in taxes resulting from:
  State income taxes - net of federal benefit        150    2        88      3       35     2
  Excludable FSC income                              (50)  (1)      (45)    (1)       -     -
  Excludable foreign income                         (559)  (9)     (376)   (11)    (164)  (10)


  Foreign taxes                                       32    1        43      1       27     2
  Non-deductible expenses                             29    0         7      0       92     5
                                                 $ 1,649   27   $   869     26    $ 569    33




Note H

OPERATING LEASES

The Company leases certain property under operating leases that expire at various dates through 1998. Future rental commitments applicable to the operating leases at June 30, 1996 are approximately $465,000 and $97,000 for 1997 and 1998, respectively. Rent expense was approximately $507,000, $462,000 and $303,000 for the years ended June 30, 1996, 1995 and 1994, respectively.

Note I

STOCK OPTION PLANS

The Company has a stock option plan under which stock options have been granted by the Board of Directors to certain officers and key employees, with 1,240,000 shares of common stock reserved for use under this plan. All stock options granted to-date have been at market price at the date of grant. Twenty to twenty-five percent of the options granted may be exercised one year from the date of grant with comparable annual increases on a cumulative basis each year thereafter.

The Company added a nonemployee directors stock option plan in 1995, with 120,000 shares of common stock reserved for use under this plan. The Plan provides for the automatic grant of options to purchase 15,000 shares to each nonemployee director at the fair value on the date of shareholder approval of the plan and a similar grant for each nonemployee director that joins the Board prior to October 1999. Twenty percent of the options granted may be exercised one year from the date of grant with comparable annual increases on a cumulative basis each year thereafter.

Stock option activity relating to the plans in each of the three years ended June 30, 1996 is as follows:

                              Number of Shares     Per Share
Options                       Subject to Option   Price Range
- -------------------------------------------------------------
Outstanding - July 1, 1993       354,400          $1.11-$3.94
Granted                           34,000          $1.32-$1.50
Exercised                        (35,000)            $1.11
Forfeited                        (25,600)         $1.83-$3.64
- -------------------------------------------------------------
Outstanding - June 30, 1994      327,800          $1.11-$3.94
Granted                          314,000          $1.97-$4.94
Exercised                        (84,380)         $1.11-$2.69
Forfeited                        (54,900)         $1.25-$3.94
- -------------------------------------------------------------
Outstanding - June 30, 1995      502,520          $1.11-$4.94
Granted                          132,200         $9.75-$16.13
Exercised                        (19,640)         $1.11-$3.94
Forfeited                         (5,200)            $3.94
- -------------------------------------------------------------
Outstanding - June 30, 1996      609,880         $1.11-$16.13
- -------------------------------------------------------------

Outstanding options at June 30, 1996, by expiration date are as follows:

                              Number of Shares     Per Share
Expiration Dates              Subject to Option   Price Range
- -------------------------------------------------------------
May 1997                         15,000             $ 1.11
May 1999                          8,000             $ 3.69
May 2000                          1,240             $ 2.69
August 2000                      59,280             $ 1.83
February 2002                    52,160             $ 2.13
June 2002                         3,000             $ 2.13
February 2003                    30,000             $ 1.32
April 2004                        3,200             $ 1.50
July 2004                        30,000             $ 2.00
July 2004                         4,000             $ 1.97
August 2004                      98,800             $ 2.69
November 2004                    60,000             $ 4.00
December 2004                   106,000             $ 3.94
February 2005                     8,000             $ 4.94
June 2005                         2,000             $16.13
December 2005                     1,200             $10.63
February 2006                   125,500             $ 9.88
May 2006                          2,500             $15.25
- -------------------------------------------------------------
                                609,880
- -------------------------------------------------------------
At June 30, 1996, options for 220,688 shares of common stock were exercisable.







Note J

INTERNATIONAL AND DOMESTIC OPERATIONS AND EXPORT SALES
                                                                   Year Ended June 30,
($000)                                                   1996            1995            1994
- ---------------------------------------------------------------------------------------------
Sales:
  United States                                      $ 37,244        $ 26,644        $ 18,640
  International                                        13,204          11,158           6,070
Total                                                $ 50,448        $ 37,802        $ 24,710
Sales or transfers between geographic areas:
  United States                                      $  7,172        $  5,847        $  3,126
  International                                         5,336           4,195           2,903
Total                                                  12,508          10,042           6,029
Net sales                                            $ 37,940        $ 27,760        $ 18,681
Operating income:
  United States                                      $  3,975        $  1,860        $    135
  International                                         1,717           1,440             783
Total operating income                               $  5,692        $  3,300        $    918
Identifiable assets:
  United States                                      $ 39,478        $ 20,633        $ 14,521
  International                                         4,691           3,734           3,049
Total assets                                         $ 44,169        $ 24,367        $ 17,570

Sales to western Europe and Asia comprised the majority of total export sales from the United States in 1996, 1995 and in 1994.






Note K

EMPLOYEE BENEFIT PLANS

Eligible employees of the Company participate in a profit-sharing retirement plan. Contributions to the plan are made at the discretion of the Company's Board of Directors and were approximately $455,000 in 1996, $259,000 in 1995 and $70,000 in 1994. The Company has an employee stock purchase plan for all employees who have six months of continuous employment with the Company. The employee may purchase the common stock at 5% below the prevailing market price. The amount of shares which may be bought by an employee is limited to 10% of the employee's base pay for each fiscal year. The plan, as amended, limits the number of shares of common stock available for purchase to 200,000 shares. At June 30, 1996, 130,518 shares of common stock were available for purchase under the plan.

The Company has no program for postretirement health and welfare and postemployment benefits.

On June 21, 1996, the Board of Directors of the Company approved the II-VI Incorporated Deferred Compensation Plan (the "Plan"). The Plan is designed to allow officers and key employees of the Company to defer receipt of compensation into a trust fund for retirement purposes. The Plan is a nonqualified, defined contribution employees' retirement plan. At the Company's discretion, the Plan may be funded by the Company making contributions based on compensation deferrals, matching contributions and discretionary contributions. Compensation deferrals will be based on an election by the participant to defer a percentage of compensation under the Plan. All assets in the Plan are subject to claims of the Company's creditors until such amounts are paid to the Plan participants. There were no Company contributions to the Plan in fiscal 1996.

Note L

QUARTERLY STOCK INFORMATION (UNAUDITED)

II-VI Incorporated common stock high and low closing sales price as reported on the Nasdaq National Market:

                          1996                   1995
                     High      Low         High        Low
- --------------------------------------------------------------
First Quarter      $ 23      $ 12 7/8    $  3 1/4    $ 1 13/16
Second Quarter       18         9 1/2       4 3/8      3  7/16
Third Quarter        12 5/8     9 3/4       7 5/16     3  9/16
Fourth Quarter       16 7/8    11 5/8      13 7/8      6  5/16