Form 10-K, Exhibit 13
period 1997-06-30
II-VI INC
filed 1997-09-29
CIK 820318

Management's Discussion & Analysis
Fiscal 1997, 1996 & 1995 - Results of Operations

Results of Operations
Fiscal 1997 Compared to Fiscal 1996

Overview
Net earnings rose 63% in fiscal 1997 to $7.1 million, up from $4.4 million in fiscal 1996. Revenues grew 39% to $52.7 million in fiscal 1997 compared to $37.9 million last fiscal year. This growth was attributed to improved CO2 laser optics sales throughout the world along with the results of operations of Lightning Optical Corporation, which was acquired during February 1996, being included for a full fiscal year (the "Acquisition"). Bookings increased 35% to $56.7 million in fiscal 1997 compared to $42.1 million in fiscal 1996. Order backlog increased 30% to $16.9 million at June 30, 1997 from $12.9 million at June 30, 1996 as a result of orders outpacing shipments in fiscal 1997 and, to a lesser extent, the Acquisition. Manufacturing orders comprised 83% of the backlog at June 30, 1997, compared to 82% of backlog at June 30, 1996.

Net Earnings
Net earnings rose 63% in fiscal 1997 to $7.1 million, up from $4.4 million in fiscal 1996. The major contributors to the net earnings growth were improved CO2 laser optics sales volume, the Acquisition, and additional other income as a result of higher interest income from increased cash levels and a foreign currency gain. These contributors more than offset both the increased selling, general and administrative expenses that were needed to support the Company's growth, and a slight increase in the effective corporate income tax rate.

Sales and Markets
Bookings increased 35% to $56.7 million in fiscal 1997 compared to $42.1 million in fiscal 1996. Orders for manufactured products accounted for the entire increase in bookings. Contract research and development bookings decreased slightly from fiscal year 1996. The largest portion of the growth in manufacturing orders was driven by increased demand in the international industrial markets, including Japan, and the Acquisition.

Revenues grew 39% to $52.7 million in fiscal 1997 compared to $37.9 million last fiscal year. Approximately 93% of this growth was in manufacturing revenues. This growth was led by increased demand in the international industrial markets and the Acquisition. Contract research and development revenues increased 59% to $2.7 million in fiscal 1997 from $1.7 million in fiscal 1996. This increase was attributable to work being performed on several additional government contract awards in fiscal 1997.

Costs and Expenses
Manufacturing gross margin was $22.5 million or 45% of net sales in fiscal 1997 compared to $15.7 million or 43% of net sales in fiscal 1996. This increase was attributable to higher sales volume in the CO2 laser optics market and the Acquisition. The increase in gross margin as a percentage of net sales was driven by lower per unit operating costs associated with increased production volume and improved manufacturing efficiencies.

Contract research and development gross margin was $707,000 or 27% of net contract sales in fiscal 1997 compared to $452,000 or 27% of net contract sales in fiscal 1996. The increase was attributable to work being performed on the additional government contract awards mentioned above. Company-funded internal research and development increased to $1.0 million in fiscal 1997 from $514,000 in fiscal 1996. The majority of this increase was attributable to nuclear radiation detector development.

Selling, general and administrative expenses were $12.7
million or 24% of net sales in fiscal 1997 compared to $9.9 million or 26% of net sales in fiscal 1996. This increase was attributable to the Acquisition, increased compensation expense associated with the Company's worldwide profit-driven bonus programs and increased payroll and other general administrative expenses needed to support the Company's growth.

Other income increased to $544,000 in fiscal 1997 from $369,000 in fiscal 1996 as a result of investment earnings on increased cash balances and a foreign currency gain driven by the favorable position of the U.S. dollar against the Japanese yen experienced for the majority of the year.
The effective corporate income tax rate was 29% in fiscal
1997 compared to 27% in fiscal 1996. This increase was attributable to the lower proportion of the Company's earnings that were generated by foreign subsidiaries. The
Company's future effective tax rates will continue to be affected by the level of profit or loss generated by the foreign subsidiaries. The Company anticipates that its effective corporate income tax rate for fiscal 1998 will increase as a result of increased earnings attributable to domestic operations as a percentage of total corporate earnings.

Fiscal 1996 Compared to Fiscal 1995

Overview
Net earnings rose 74% in fiscal 1996 to $4.4 million, up from $2.5 million in fiscal 1995. Revenues grew 37% to $37.9 million in fiscal 1996 compared to $27.8 million last fiscal year. This growth was attributed to the acquisition of Virgo Optics and Lightning Optical Corporation ("VLOC") and improved CO2 laser optics sales throughout the world. Bookings increased 48% to $42.1 million in fiscal 1996 compared to $28.4 million in fiscal 1995. Order backlog increased 87% to $12.9 million at June 30, 1996 from $6.9 million at June 30, 1995 as a result of orders outpacing shipments in fiscal 1996 and, to a lesser extent, the Acquisition. Manufacturing orders comprised 82% of the backlog at June 30, 1996, compared to 96% of backlog at June 30, 1995. The increase in the contract research and development backlog was a result of a $2.3 million, two-year DARPA contract award.

Net Earnings
Net earnings rose 74% in fiscal 1996 to $4.4 million, up from $2.5 million in fiscal 1995. The major contributors to the net earnings growth were improved CO2 laser optics sales volume, the acquisition of VLOC, and additional interest income as a result of increased cash levels. These contributors more than offset both the increased selling, general and administrative expenses that were needed to support the Company's growth and a slight increase in the effective corporate income tax rate.

Sales and Markets
Bookings increased 48% to $42.1 million in fiscal 1996 compared to $28.4 million in fiscal 1995. Manufacturing orders comprised nearly 80% of this growth. The largest portion of the growth in manufacturing orders was from the acquisition of VLOC, followed by increases in the international industrial markets and the military/aerospace and medical markets. The increase in contract research and development bookings was predominantly from the $2.3 million DARPA contract and a $400,000 U.S.-Israel Science and Technology commission award.

Revenues grew 37% to $37.9 million in fiscal 1996 compared to $27.8 million last fiscal year. Approximately 95% of this growth was in manufacturing revenues. This growth was led by the acquisition of VLOC, followed by increases in the international industrial markets, the military/aerospace and medical markets, and the domestic industrial market. Contract research and development revenues increased 44% to $1.7 million in fiscal 1996 from $1.2 million in fiscal 1995. This increase was attributable to work being performed on several additional government contract awards in fiscal 1996.

Costs and Expenses
Manufacturing gross margin was $15.7 million or 43% of net sales in fiscal 1996 compared to $10.8 million or 41% of net sales in fiscal 1995. This increase was attributable to higher sales volume in the CO2 laser optics market and the acquisition of VLOC. The increase in gross margin as a percentage of net sales was driven by lower per unit operating costs associated with increased production volume. Contract research and development gross margin was $452,000 or 27% of net sales in fiscal 1996 compared to $239,000 or 21% of net sales in fiscal 1995. The increase was attributable to work being performed on the additional government contract awards mentioned above and an increase in reimbursable costs allocable to government contracts. Company-funded internal research and development increased to $514,000 in fiscal 1996 from $447,000 in fiscal 1995. The majority of this increase was in the crystal growth research area.

Selling, general and administrative expenses were $9.9
million or 26% of net sales in fiscal 1996 compared to $7.3 million or 26% of net sales in fiscal 1995. This increase was attributable to expenses incurred in the operation of VLOC, increased compensation expense associated with the Company's worldwide profit-driven bonus programs and increased payroll and other general administrative expenses needed to support the Company's growth.

Other income increased to $369,000 in fiscal 1996 from $143,000 in fiscal 1995 as a result of investment earnings on increased cash reserves. The increased cash reserves were attributable to the Company's October 1995 public stock offering.

The effective corporate income tax rate was 27% in fiscal
1996 compared to 26% in fiscal 1995. This increase was attributable to the proportion of the Company's earnings that were generated by foreign subsidiaries. The Company's future effective tax rates will continue to be affected by the level of profit or loss generated by the foreign subsidiaries.

Liquidity and Capital Resources

The Company historically has funded its working capital needs, capital expenditures and growth from cash flow from operations and, to a lesser extent, borrowings.
The two largest sources of the $8.4 million in cash generated from operations in fiscal 1997 were $10.3 million in net earnings before depreciation and amortization and a $2.0 million increase in accounts payable. These cash sources were partially offset by increases in accounts receivable and inventory of $2.1 million and $2.6 million, respectively. The increase in accounts receivable was attributed mainly to the increased revenue volume. The increase in inventory was necessary to keep pace with customer demand for the Company's products and to increase customer service with shorter lead times as well as to improve on-time deliveries.

The Company invested $7.4 million in capital expenditures during the year. These expenditures focused on the automation of processes and facility expansions in Saxonburg and the VLOC locations. A $741,000 low interest rate loan agreement with the Pennsylvania Industrial Development Authority was completed during fiscal 1997 to finance a portion of the Saxonburg expansion. Planned discretionary capital expenditures for fiscal 1998 of approximately $15.2 million will focus on automation of processes, improved capacity and continued opportunities for synergy from the merger of the two VLOC locations.

The Company believes internally generated funds along with existing cash reserves will be sufficient to fund its working capital needs, capital expenditures and scheduled debt payments for fiscal 1998 and the foreseeable future.
The impact of inflation on the Company's business has not been material.

In the normal course of business, the Company enters into foreign currency forward exchange contracts with its banks. The purpose of these contracts is to hedge the impact of foreign currency fluctuations on committed or anticipated foreign currency positions. The Company monitors its positions and the credit ratings of the parties to these contracts. While the Company may be exposed to potential losses due to credit risk in the event of non-performance by the counterparties to these financial instruments, it does not anticipate such losses. The Company anticipates a low interest rate, $2.0 million equivalent, yen loan with PNC Bank to be entered into by September 30, 1997 in an effort to minimize the foreign currency exposure.

This Management's Discussion and Analysis, along with the preceding Letters to Shareholders, contain forward looking statements as defined by Section 21E of the Securities Exchange Act of 1934, including the statements regarding the Company's long-term growth rate, anticipated higher demand for the Company's products, the expected increase in the effective corporate income tax rate for fiscal 1998 and the Company's ability to fund future working capital needs, capital expenditures and scheduled debt payments from internally generated funds and existing cash reserves. The Company's long-term growth rate, projections for higher product demand and ability to fund future capital needs from internally generated funds and existing cash reserves could differ from these statements if worldwide economic conditions change, competitive conditions intensify, technology problems emerge, and/or if suitable acquisitions of technologies or businesses cannot be consummated. The Company's anticipated increase in the effective corporate income tax rate may not occur if there is a material change in worldwide economic conditions that causes a difference in the anticipated proportion of foreign earnings to total earnings. There are additional risk factors that could affect the Company's business, results of operations or financial condition. Investors are encouraged to review the risk factors set forth in the Company's most recent Form 10-K as filed with the Securities and Exchange Commission.

New Accounting Pronouncements
In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings per Share, which establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. This Statement will be effective beginning with the Company's financial statements for the quarter ending March 31, 1998. This Statement requires restatement of all prior-period earnings per share data presented. Basic earnings per share as defined by SFAS No. 128 for fiscal years 1997, 1996 and 1995 would be $1.12, $.75 and $.50, respectively. Diluted earnings per share as defined by SFAS No. 128 approximates the historically presented earnings per share for the fiscal years 1997, 1996 and 1995.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a Company's operating segments. The Company is required to adopt this pronouncement beginning in fiscal 1999. The Company has not yet completed its analysis of which operating segments under this standard it will be required to report on.

II-VI Incorporated & Subsidiaries
Five-Year Financial Summary
                                                            Year Ended June 30,
(000 except per share data)              1997          1996          1995         1994*         1993
-----------------------------------------------------------------------------------------------------
Statement of Earnings
Net revenues                           $52,741       $37,940       $27,760       $18,681      $17,169
Net earnings                           $ 7,111       $ 4,371       $ 2,518       $ 1,135      $    75

Earnings per share                     $  1.08       $  0.70       $  0.48       $  0.22      $   .01
Weighted average shares outstanding      6,614         6,253         5,289         5,061        5,255
-----------------------------------------------------------------------------------------------------
Share and per share data for the fiscal years ended June 30, 1995, 1994, and 1993 were adjusted to reflect the two-for-one stock split in fiscal 1996 - See Note A of the Notes to Consolidated Financial Statements.
*Included in net earnings is a gain of $699,000 on the sale of an investment in a former
Japanese distributor.


                                                                June 30,
($000)                                    1997         1996         1995          1994          1993
-----------------------------------------------------------------------------------------------------
Balance Sheet
Working capital                        $21,089      $16,687      $ 8,872       $ 6,648       $ 6,009
Total assets                            54,512       44,169       24,367        17,570        17,265
Total debt                               1,346        1,461        1,563           263           765
Deferred taxes - net                     1,185        1,324          658           562           579
Retained earnings                       25,142       18,031       13,660        11,142        10,007
Shareholders' equity                    42,522       34,403       16,998        14,237        13,217
-----------------------------------------------------------------------------------------------------
For the five year period ended June 30, 1997, no dividends were declared.

II-VI Incorporated & Subsidiaries
Quarterly Financial Data
Fiscal 1997                                                     Quarter Ended
($000 except per share data)                 9/30/1996     12/31/1996     3/31/1997     6/30/1997
-----------------------------------------------------------------------------------------------------
Net revenues                                   $12,110        $12,190      $ 13,651      $ 14,790
Cost of goods sold                               6,743          6,732         7,691         8,364
Internal research and development                  124            260           312           306
Selling, general and administrative expenses     3,030          2,951         3,210         3,522
Interest and other expense (income) - net         (125)          (168)          (52)         (143)
-----------------------------------------------------------------------------------------------------
Earnings before income taxes                     2,338          2,415         2,490         2,741
Income taxes                                       678            700           722           773
-----------------------------------------------------------------------------------------------------
Net earnings                                   $ 1,660        $ 1,715      $  1,768      $  1,968
-----------------------------------------------------------------------------------------------------
Earnings per share                             $  0.25        $  0.25      $   0.27      $   0.30
=====================================================================================================


Fiscal 1996                                                     Quarter Ended
($000 except per share data)                 9/30/1995     12/31/1995     3/31/1996     6/30/1996
-----------------------------------------------------------------------------------------------------
Net revenues                                   $ 8,088        $ 7,954      $ 10,072      $ 11,826
Cost of goods sold                               4,657          4,638         5,765         6,750
Internal research and development                  148            138           154            74
Selling, general and administrative expenses     2,131          2,152         2,610         3,031
Interest and other expense (income) - net           16           (139)          (83)         (122)
-----------------------------------------------------------------------------------------------------
Earnings before income taxes                     1,136          1,165         1,626         2,093
Income taxes                                       330            331           417           571
-----------------------------------------------------------------------------------------------------
Net earnings                                   $   806        $   834      $  1,209      $  1,522
-----------------------------------------------------------------------------------------------------
Earnings per share                             $  0.15        $  0.14      $   0.18      $   0.23
=====================================================================================================

Independent Auditors' Report

The Board of Directors and Shareholders of II-VI
Incorporated and Subsidiaries:

We have audited the accompanying consolidated balance sheet of II-VI Incorporated and subsidiaries as of June 30, 1997, and the related consolidated statements of earnings, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated balance sheet of II-VI Incorporated and subsidiaries as of June 30, 1996 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the two years in the period ended June 30, 1996, were audited by other auditors whose report dated August 12, 1996, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the fiscal 1997 consolidated financial statements referred to above present fairly, in all material respects, the financial position of II-VI Incorporated and subsidiaries as of June 30, 1997 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
Pittsburgh, Pennsylvania
August 12, 1997

II-VI Incorporated & Subsidiaries
Consolidated Balance Sheets
                                                                                 June 30,
($000 except share data)                                                   1997            1996
-----------------------------------------------------------------------------------------------------
Current Assets
Cash and cash equivalents                                              $ 10,854         $ 9,417
Accounts receivable -- less allowance for doubtful accounts
   of $306 in 1997 and $246 in 1996                                      10,808           8,712
Inventories                                                               8,129           5,490
Deferred income taxes                                                       428             429
Prepaid and other current assets                                            563             607
-----------------------------------------------------------------------------------------------------
Total Current Assets                                                     30,782          24,655
Property, Plant & Equipment, Net                                         19,631          15,085
Other Assets                                                              4,099           4,429
-----------------------------------------------------------------------------------------------------
                                                                       $ 54,512        $ 44,169
=====================================================================================================


Current Liabilities
Notes payable                                                          $    590        $  1,393
Accounts payable                                                          3,207           1,260
Accrued salaries, wages and bonuses                                       3,740           3,105
Income taxes payable                                                         80             607
Accrued profit sharing contribution                                         740             556
Other current liabilities                                                 1,264           1,024
Current portion of long-term debt                                            72              23
-----------------------------------------------------------------------------------------------------
Total Current Liabilities                                                 9,693           7,968
Long-Term Debt (Less Current Portion)                                       684              45
Deferred Income Taxes                                                     1,613           1,753
Commitments & Contingencies
                                                                              -               -
Shareholders' Equity
Preferred stock, no par value; authorized - 5,000,000 shares; unissued        -               -
Common stock, no par value; authorized - 30,000,000 shares;
    issued - 6,802,946 shares in 1997; 6,691,718 shares in 1996          18,072          17,055
Cumulative translation adjustment                                            70              79
Retained earnings                                                        25,142          18,031
-----------------------------------------------------------------------------------------------------
                                                                         43,284          35,165
Less treasury stock at cost                                                 762             762
-----------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                               42,522          34,403
-----------------------------------------------------------------------------------------------------
                                                                       $ 54,512        $ 44,169
=====================================================================================================
See notes to Consolidated Financial Statements.

II-VI Incorporated & Subsidiaries
Consolidated Statements of Earnings & Shareholders' Equity

Earnings                                                    Year Ended June 30,
($000 except per share data)                           1997        1996        1995
---------------------------------------------------------------------------------------
Revenues
Net sales:
  Domestic                                         $ 27,634    $ 19,922    $ 13,697
  International                                      22,450      16,344      12,901
Contract research and development                     2,657       1,674       1,162
---------------------------------------------------------------------------------------
                                                     52,741      37,940      27,760
---------------------------------------------------------------------------------------
Costs, Expenses and Other Income
Cost of goods sold                                   27,580      20,588      15,765
Contract research and development                     1,950       1,222         923
Internal research and development                     1,002         514         447
Selling, general and administrative expenses         12,713       9,924       7,324
Interest expense                                         56          41          57
Other income - net                                     (544)       (369)       (143)
---------------------------------------------------------------------------------------
                                                     42,757      31,920      24,373
---------------------------------------------------------------------------------------
Earnings Before Income Taxes                          9,984       6,020       3,387
Income Taxes                                          2,873       1,649         869
---------------------------------------------------------------------------------------
Net Earnings                                       $  7,111    $  4,371    $  2,518
---------------------------------------------------------------------------------------
Earnings Per Share                                 $   1.08    $   0.70    $   0.48
=======================================================================================
See notes to Consolidated Financial Statements.


                                                          Cumulative
                                                          Translation  Retained
Shareholders' Equity                      Common  Stock   Adjustment   Earnings   Treasury Stock
------------------------------------------------------------------------------------------------------------
(000)                                     Shares  Amount                          Shares   Amount    Total
------------------------------------------------------------------------------------------------------------
Balance-July 1, 1994                       5,586 $ 4,184     $ 10      $ 11,142   (566)   $(1,099) $ 14,237
Shares issued under the stock option plan     84     131        -             -      -          -       131
Purchase of treasury stock                     -       -        -             -     (5)       (31)      (31)
Net earnings for the year                      -       -        -         2,518      -          -     2,518
Translation adjustment                         -       -      (27)            -      -          -       (27)
Tax benefit for options exercised              -     170        -             -      -          -       170
------------------------------------------------------------------------------------------------------------
Balance-June 30, 1995                      5,670   4,485      (17)       13,660   (571)    (1,130)   16,998
Shares issued for purchase
   of Lightning Optical Corporation            -   1,470        -             -    187       368     1,838
Net proceeds from stock offering           1,000  10,929        -             -      -         -    10,929
Shares issued under stock option plan         22      71        -             -      -         -        71
Net earnings for the year                      -       -        -         4,371      -         -     4,371
Translation adjustment                         -       -       96             -      -         -        96
Tax benefit for options exercised              -     100        -             -      -         -       100
------------------------------------------------------------------------------------------------------------
Balance-June 30, 1996                      6,692  17,055       79        18,031   (384)     (762)   34,403
Shares issued under stock option plan        111     285        -             -      -         -       285
Net earnings for the year                      -       -        -         7,111      -         -     7,111
Translation adjustment                         -       -       (9)            -      -         -        (9)
Tax benefit for options exercised              -     732        -             -      -         -       732
------------------------------------------------------------------------------------------------------------
Balance-June 30, 1997                      6,803 $18,072     $ 70      $ 25,142   (384)   $ (762)  $42,522
============================================================================================================
See notes to Consolidated Financial Statements.

II-VI Incorporated & Subsidiaries
Consolidated Statements of Cash Flows
                                                               Year Ended June 30,
($000)                                                    1997        1996        1995
----------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Net earnings                                           $ 7,111     $ 4,371     $ 2,518
Adjustments to reconcile net earnings to net cash
provided by operating activities:
  Depreciation                                           2,852       2,156       1,956
  Amortization                                             333         332          50
  (Gain) loss on foreign currency transactions            (104)          9         (76)
  Net (gain) loss on disposal of property and equipment    (32)          -          19
  Deferred income taxes                                   (138)        (83)         96
  Increase (decrease) in cash from changes in:
    Accounts receivable                                 (2,061)     (2,462)       (826)
    Inventories                                         (2,633)     (1,296)       (384)
    Accounts payable                                     1,961         576         196
    Other operating net assets                           1,150         211       1,917
----------------------------------------------------------------------------------------
Net cash provided by operating activities                8,439       3,814       5,466
----------------------------------------------------------------------------------------
Cash Flows From Investing Activities
Additions to property, plant & equipment                (7,432)     (6,146)     (2,384)
Proceeds from sale of property, plant & equipment           66           -           -
Net cash on purchase of subsidiaries                         -      (1,938)     (2,353)
Additions to other assets                                   (3)        (23)       (115)
----------------------------------------------------------------------------------------
Net cash used in investing activities                   (7,369)     (8,107)     (4,852)
----------------------------------------------------------------------------------------

Cash Flows From Financing Activities
(Payments) proceeds on short-term borrowings              (728)     (1,095)      1,472
Proceeds from long-term borrowings                         741           -         108
Payments on long-term borrowings                           (53)        (23)       (281)
Proceeds from sale of common stock                         285      11,100         301
Purchase of treasury stock                                   -           -         (31)
----------------------------------------------------------------------------------------
Net cash provided by financing activities                  245       9,982       1,569
----------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                    122         (94)        (95)
----------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                1,437       5,595       2,088
Cash and Cash Equivalents
Beginning of year                                        9,417       3,822       1,734
----------------------------------------------------------------------------------------
End of year                                            $10,854     $ 9,417     $ 3,822
========================================================================================
See notes to Consolidated Financial Statements.

Note A
Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include II-VI Incorporated (the "Company") and its wholly-owned subsidiaries II-VI Worldwide, Inc., II-VI Delaware, Inc., II-VI Japan Incorporated, II-VI VLOC Incorporated, II-VI U.K. Limited, and II-VI Singapore Pte., Ltd. All significant intercompany transactions and balances have been eliminated.

     During fiscal 1996 the Company formed II-VI Optics (Suzhou)
Co. Ltd., a wholly-owned subsidiary located in China that manufactures small infrared optics. The subsidiary began operations in fiscal 1997 and is consolidated as part of II-VI Singapore Pte., Ltd.

Inventories
Inventories are valued at the lower of cost or market, with cost determined on the first-in, first-out basis. Inventory costs include material, labor and manufacturing overhead.

Depreciation
Depreciation for financial reporting purposes is computed primarily by the straight-line method over the estimated useful lives of the assets which range from 5 to 20 years.

Foreign Currency Translation
For II-VI Singapore Pte., Ltd., the functional currency is the U.S. dollar. Gains and losses on the remeasurement of the local currency financial statements are included in net earnings.

     For II-VI Japan Incorporated and II-VI U.K. Limited, the functional currency is the local currency. Assets and liabilities of those operations are translated into U.S. dollars using year-end exchange rates; income and expenses are translated using the average exchange rates for the reporting period. Translation adjustments are deferred as a separate component of shareholders' equity.

Income Taxes
Deferred income taxes are determined based on the differences between financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the assets or liabilities are expected to be settled.

Revenue Recognition
Revenue, other than on long-term U.S. Government sales contracts and subcontracts, is recognized when a product is shipped. Revenue on long-term U.S. Government sales contracts and subcontracts is accounted for using the percentage-of-completion method, whereby revenue and profits are recognized throughout the performance period of the contract. Percentage of completion is determined by relating the actual cost of work performed to date to the estimated total cost for each contract. Losses on contracts are recorded in full when identified.

Earnings Per Share
Earnings per share is calculated using the weighted average number of shares outstanding giving retroactive effect in fiscal 1995 to a two-for-one stock split during fiscal 1996 and assuming dilutive stock options outstanding were exercised at the beginning of the fiscal year or at the date of issuance, if later. Weighted average shares outstanding for fiscal 1997, 1996 and 1995 used in the earnings per share calculation were 6,614,420, 6,252,523, and 5,289,072, respectively.

     On August 16, 1995, the Board of Directors declared a two-for-one split of the Company's common stock to be distributed to shareholders of record on August 30, 1995, effective at the close of business September 6, 1995.
Weighted average shares outstanding and all per share amounts for fiscal 1995 included in the consolidated financial statements and notes are based on the increased number of shares giving retroactive effect to the stock split, unless otherwise noted.

     On October 20, 1995, a registration statement on Form S-3 covering the public offering of 1,000,000 shares was declared effective by the Securities and Exchange
Commission, with the shares sold to the public at $12.00 per share.

Cash
For purposes of the statement of cash flows, the Company considers highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. The majority of cash and cash equivalents are invested in investment grade money market type instruments.
Sufficient cash to fund current operations of foreign subsidiaries is on deposit at banks in Japan, Singapore, China and the United Kingdom.

Nature of Business
The Company designs, manufactures and markets optical and electro-optical components, devices and materials for precision use in infrared, near-infrared, visible light, X-ray and gamma-ray instruments, and their applications. The Company markets its products in the United States through its direct sales force and worldwide through its wholly-owned sales subsidiaries, II-VI Japan Incorporated and II-VI U.K. Limited and manufacturers' representatives.

The Company uses certain uncommon materials and compounds to manufacture its products. Some of these materials are available from only one proven outside source. The continued high quality of these materials is critical to the stability of the Company's manufacturing yields. The Company has not experienced significant production delays due to a shortage of materials. However, the Company does occasionally experience problems associated with vendor supplied materials not meeting contract specifications for quality or purity. A significant failure of the Company's suppliers to deliver sufficient quantities of necessary high-quality materials on a timely basis could have a material adverse effect on the Company's results of operations.

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

Acquisitions
On February 22, 1996, the Company acquired substantially all of the assets and assumed certain liabilities of Lightning
Optical Corporation, a Florida Corporation, located in
Tarpon Springs, Florida.

     The aggregate purchase price paid to the shareholders of Lightning Optical Corporation consisted of $2.4 million in cash and 186,183 shares of the Common Stock, no par value, of the Company. The acquisition was accounted for as a purchase. The purchase price was allocated as follows:

($000)
----------------------------------------------------
Accounts receivable                          $ 1,125
Inventory                                        227
Property, plant and equipment                  1,381
Goodwill                                       2,169
Other intangible assets                        2,000
Other assets                                      47
----------------------------------------------------
                                               6,949
Current liabilities                           (2,059)
Long-term debt                                  (320)
Deferred income taxes - noncurrent              (794)
----------------------------------------------------
Purchase price, net of cash acquired         $ 3,776
====================================================

     The other intangible assets acquired, including technology and sales and marketing expertise, are being amortized on a straight-line basis over a 10 year period, while goodwill is being amortized on a straight-line basis over a 25 year period. Accumulated amortization amounted to $385,000 and $101,000 at June 30, 1997 and 1996, respectively.

     On December 29, 1994, the Company acquired the net assets of the Virgo Optics Division of Sandoz Chemicals
Corporation. The acquisition was accounted for as a purchase and included inventories, accounts receivable, machinery and equipment and certain current liabilities.
The purchase price was allocated as follows:

($000)
----------------------------------------------------
Accounts receivable                          $   720
Inventories                                      400
Property, plant and equipment                  1,387
Other assets                                       3
----------------------------------------------------
                                               2,510
Current liabilities                             (157)
----------------------------------------------------
Cash purchase price                          $ 2,353
====================================================

     The following unaudited pro forma financial information presents the consolidated results of operations as if the Lightning Optical Corporation and the Virgo Optics division acquisitions had occurred on the first day of II-VI
Incorporated's 1995 fiscal year (July 1, 1994).

     This information does not purport to present what II-VI Incorporated's results of operations actually would have been had the acquisitions occurred on July 1, 1994, or to project the results of operations for any future period.

                            Unaudited Pro Forma Results
                              for Year Ended June 30,
($000 except per share data)     1996           1995
----------------------------------------------------
Revenues                     $ 41,951       $ 35,117
Net earnings                    4,976          3,212
Earnings per share                .78            .59

Fair Values of Financial Instruments
The Company's financial instruments recorded on the balance sheet as of June 30, 1997 and 1996 include cash and cash equivalents, and short and long-term debt. The carrying amount of those financial instruments approximates fair value. Off balance sheet financial instruments at June 30, 1997 and 1996 relate to foreign currency forward contracts.
The fair value of these instruments is immaterial. The fair value amounts have been estimated by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessary in interpreting market data to develop the estimates of fair value and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

     The Company has entered into foreign currency forward exchange contracts in order to hedge its currency exposure in Japan. Gains and losses on those contracts are recognized as they occur. At June 30, 1997 and 1996, the Company had contracts outstanding of approximately $3,046,000 and $1,415,000, respectively. The counterparties to these financial instruments consist of large financial institutions, and the Company does not believe that it is subject to any significant credit risk associated with these contracts.

New Accounting Pronouncements
In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings per Share, which establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. This Statement will be effective beginning with the Company's financial statements for the quarter ending March 31, 1998. This Statement requires restatement of all prior-period earnings per share data presented. Basic earnings per share as defined by SFAS No. 128 for fiscal years 1997, 1996 and 1995 would be $1.12, $.75 and $.50, respectively. Diluted earnings per share as defined by SFAS No. 128 approximates the historically presented earnings per share for fiscal years 1997, 1996 and 1995.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a Company's operating segments. The Company is required to adopt this pronouncement beginning in fiscal 1999. The Company has not yet completed its analysis of which operating segments under this standard it will be required to report on.

Note B

INVENTORIES
The components of inventories are as follows:

                                    June 30,
($000)                      1997                1996
----------------------------------------------------
Raw materials            $ 3,083             $ 2,279
Work in process            1,992               1,427
Finished goods             3,054               1,784
----------------------------------------------------
                         $ 8,129             $ 5,490
====================================================

Note C

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment (at cost) consist of the following:

                                        June 30,
($000)                            1997          1996
----------------------------------------------------
Land and land improvements     $   876       $   539
Buildings and improvements       8,073         6,952
Machinery and equipment         27,893        22,084
----------------------------------------------------
                                36,842        29,575
Less accumulated depreciation   17,211        14,490
----------------------------------------------------
                               $19,631       $15,085
====================================================


Note  D

INDEBTEDNESS

     Notes payable consist of one note at June 30, 1997 and two notes at June 30, 1996 at the Company's Japan location. All notes are guaranteed by the parent company.

     The $590,000 note at June 30, 1997, which had an outstanding balance at June 30, 1996 of $891,000, calls for monthly principal payments plus interest for a five year period ending September 1999. The interest rate at June 30, 1997 was 2.125%. The bank has the option of calling this loan in December of each year. The second note, which was outstanding at June 30, 1996 for $502,000 and had an interest rate of 2.125%, was repaid during fiscal 1997.

     The Company has a line of credit (cash overdraft) facility with a Singapore bank which permits maximum borrowings of approximately $560,000. Borrowings are payable upon demand with interest being charged at the rate of 1.5% above the bank's prevailing prime lending rate. The interest rate at June 30, 1997 was 7.5%. At June 30, 1997 and 1996 there were no borrowings under this facility.

     Included in long-term debt at June 30, 1997 and 1996 is an installment loan in the amount of $45,000 and $68,000, respectively, at the Company's Singapore location which matures in August of fiscal year 2000, and is payable in equal monthly payments including interest at an annual interest rate of 7.5%. During fiscal 1997, the Company obtained a low interest rate loan in the amount of $741,000 from the Pennsylvania Industrial Development Authority
(PIDA), of which $711,000 is outstanding at June 30, 1997, to finance a portion of a facility expansion. The terms of the PIDA loan call for equal monthly payments over a fifteen year period, including interest at 3%.

     The aggregate annual amounts of principal payments required on the long-term debt are as follows:

($000) Year ending June 30,        Amount
-------------------------------------------
1998                                $  72
1999                                   69
2000                                   53
2001                                   49
2002                                   49
Thereafter                            464
-------------------------------------------
                                    $ 756
===========================================

     Interest payments made during the years ended
June 30, 1997, 1996 and 1995 totaled $56,000, $41,000
and $48,000, respectively.


Note E

INCOME TAXES
The components of income tax expense are as follows:


                               Year Ended June 30,
($000)                     1997      1996       1995
----------------------------------------------------
Current:
  Federal               $ 2,754   $ 1,457      $ 534
  State                     202       227        174
  Foreign                    55        48         65
----------------------------------------------------
                          3,011     1,732        773
Deferred                   (138)      (83)        96
----------------------------------------------------
                        $ 2,873   $ 1,649      $ 869
====================================================

Principal items comprising deferred income taxes are as follows:

                                         June 30,
($000)                                1997      1996
----------------------------------------------------
Deferred income tax liabilities
Tax over book accumulated
  depreciation                     $   910   $   970
Intangible assets                      703       783
----------------------------------------------------
Deferred income tax liability
  -long-term                       $ 1,613   $ 1,753
====================================================

Deferred income tax assets
Inventory capitalization           $   126   $   156
Nondeductible accruals                 302       273
----------------------------------------------------
Deferred income tax asset
  - current                        $   428   $   429
====================================================

The reconciliation of income tax expense at the statutory federal rate to the reported income tax expense is as follows:

Year Ended June 30,
($000)                                              1997    %      1996      %     1995     %
---------------------------------------------------------------------------------------------
Taxes at statutory rate                          $ 3,395   34   $ 2,047     34   $ 1,152   34
Increase (decrease) in taxes resulting from:
  State income taxes - net of federal benefit        133    1       150      2        88    3
  Excludable Foreign Sales Corporation income        (80)   -       (50)    (1)      (45)  (1)
  Excludable foreign income                         (503)  (5)     (559)    (9)     (376) (11)
  Foreign taxes                                       36    -        32      1        43    1
  Nondeductible expenses                              20    -        29      -         7    -
  Other                                             (128)  (1)        -      -         -    -
---------------------------------------------------------------------------------------------
                                                 $ 2,873   29   $ 1,649     27   $   869   26
=============================================================================================



     One of the Company's foreign subsidiaries operates under a tax holiday and does not pay income taxes. The tax holiday has been extended to March 2000.

     During the years ended June 30, 1997, 1996 and 1995, cash paid by the Company for income taxes was approximately
$2,660,000, $1,772,000 and $379,000, respectively.

     The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested outside the United States. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $2,152,000 and $1,473,000 would have been required as of June 30, 1997 and 1996, respectively.

     The sources of differences resulting in deferred income tax expense (credit) and the related tax effect of each were as follows:

                                Year Ended June 30,
($000)                        1997     1996     1995
----------------------------------------------------
Depreciation                 $(136)   $ (79)   $ (98)
Inventory capitalization       (30)     (18)     (13)
Alternative minimum
 tax carryforward                -        -      275
Other - primarily
 nondeductible accruals         28       14      (68)
----------------------------------------------------
                             $(138)    $(83)   $  96
====================================================


Note F

OPERATING LEASES
     The Company leases certain property under operating leases that expire at various dates through 2000. Future rental commitments applicable to the operating leases at June 30, 1997 are approximately $453,000, $253,000, and
$218,000 for 1998, 1999 and 2000, respectively. Rent expense was approximately $519,000, $507,000 and $462,000 for the years ended June 30, 1997, 1996 and 1995, respectively.


Note G

STOCK OPTION PLANS
     The Company has a stock option plan under which stock options have been granted by the Board of Directors to certain officers and key employees, with 1,240,000 shares of common stock reserved for use under this plan. All options to purchase shares of common stock granted to-date have been at market price at the date of grant. Twenty to twenty-five percent of the options granted may be exercised one year from the date of grant with comparable annual increases on a cumulative basis each year thereafter.

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

     All stock options expire 10 years after the grant date.

     Stock option activity relating to the plans in each of the three years in the period ended June 30, 1997 is as follows:


                                Number of          Weighted
                                 Shares            Average
                               Subject to         Exercise
Options                          Option        Price Per Share
-------------------------------------------------------------
Outstanding - July 1, 1994       327,800            $ 2.03
Granted                          314,000            $ 3.37
Exercised                        (84,380)           $ 1.55
Forfeited                        (54,900)           $ 3.59
-------------------------------------------------------------
Outstanding - June 30, 1995      502,520            $ 2.79
Exercisable - June 30, 1995      110,600            $ 1.88

-------------------------------------------------------------
Outstanding - July 1, 1995       502,520            $ 2.79
Granted                          132,200            $10.03
Exercised                        (19,640)           $ 1.68
Forfeited                         (5,200)           $ 3.94
-------------------------------------------------------------
Outstanding - June 30, 1996      609,880            $ 4.38
Exercisable - June 30, 1996      185,440            $ 2.45

-------------------------------------------------------------
Outstanding - July 1, 1996       609,880            $ 4.38
Granted                           86,100            $19.10
Exercised                       (109,246)           $ 2.37
Forfeited                         (1,200)           $17.50
=============================================================
Outstanding - June 30, 1997      585,534            $ 6.89
Exercisable - June 30, 1997      209,074            $ 3.53
=============================================================


Outstanding and exercisable options at June 30, 1997 by expiration date are as follows:


                      Number of                   Number of
                   Shares Subject   Per Share      Shares
Expiration Dates      to Option       Price      Exercisable
-------------------------------------------------------------
May 1999               8,000         $ 3.69         8,000
May 2000                 360         $ 2.69           360
August 2000           31,180         $ 1.83        31,180
February 2002         44,660         $ 2.13        44,660
June 2002              3,000         $ 2.13         3,000
April 2004             2,400         $ 1.50           800
July 2004             30,000         $ 2.00        12,000
July 2004              4,000         $ 1.97         1,600
August 2004           89,600         $ 2.69        29,600
November 2004         58,000         $ 4.00        22,000
December 2004         96,400         $ 3.94        32,200
February 2005          8,000         $ 4.94         3,200
June 2005              2,000         $16.13           800
December 2005            960         $10.63             -
February 2006        116,574         $ 9.88        18,574
May 2006               2,500         $15.25           600
February 2006          3,000         $ 9.75           500
August 2006           62,200         $17.50             -
November 2006          1,800         $22.00             -
February 2007          3,500         $30.25             -
June 2007             17,400         $22.38             -
-------------------------------------------------------------
                     585,534                      209,074
=============================================================

     In 1997, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 provides that companies may choose to change their methods of accounting for stock options to a fair value method using an option pricing model. The Company uses the intrinsic value approach specified in Accounting Principles Board Opinion No. 25 in accounting for stock options and did not change from this method upon adoption of the new standard. Had the Company changed its accounting method, its net income for 1997 would have been reduced by $177,000 or $.03 per share. Net income for 1996 would have been reduced by $35,000 or $.01 per share. The pro forma adjustments were calculated using the Black-Scholes option pricing model to value all stock options granted since July 1, 1995 under the following assumptions in each year:

----------------------------------------------------
                              1997           1996
----------------------------------------------------
Risk free interest rate       5.8%           6.4%
Expected volatility           69%             68%
Expected life of options   7.33 years     7.33 years
Expected dividends            none           none
----------------------------------------------------

     Based on the option pricing model, options granted during 1997 and 1996 had fair values of $13.77 and $7.17 per share, respectively.



Note H

INTERNATIONAL AND DOMESTIC OPERATIONS AND EXPORT SALES
                                                                   Year Ended June 30,
($000)                                                   1997            1996            1995
---------------------------------------------------------------------------------------------
Sales:
  United States                                      $ 50,489        $ 37,244        $ 26,644
  International                                        21,063          13,204          11,158
---------------------------------------------------------------------------------------------
Total                                                $ 71,552        $ 50,448        $ 37,802
---------------------------------------------------------------------------------------------
Sales or transfers between geographic areas: 1
  United States                                      $ 11,925        $  7,172        $  5,847
  International                                         6,886           5,336           4,195
---------------------------------------------------------------------------------------------
Total                                                  18,811          12,508          10,042
---------------------------------------------------------------------------------------------
Net sales                                            $ 52,741        $ 37,940        $ 27,760
=============================================================================================
Export sales from the United States 2                $  5,979        $  6,938        $  5,509
=============================================================================================
Operating income:
  United States                                      $  7,822        $  3,975        $  1,860
  International                                         1,674           1,717           1,441
  Other - net                                             488             328              86
---------------------------------------------------------------------------------------------
Earnings before income taxes                         $  9,984        $  6,020        $  3,387
=============================================================================================
Identifiable assets:
  United States                                      $ 46,923        $ 39,478        $ 20,633
  International                                         7,589           4,691           3,734
---------------------------------------------------------------------------------------------
Total assets                                         $ 54,512        $ 44,169        $ 24,367
=============================================================================================
Amounts for International operations in the above table primarily relate to the Company's operations in Asia.
1 Intersegment sales are made at established transfer prices.
2 Export sales are primarily made to western Europe.

Note I

EMPLOYEE BENEFIT PLANS

     Eligible employees of the Company participate in a profit sharing retirement plan. Contributions to the plan are made at the discretion of the Company's Board of Directors and were approximately $740,000 in 1997, $455,000 in 1996 and
$259,000 in 1995. The Company has an employee stock purchase plan for all employees who have six months of continuous employment with the Company. The employee may purchase the common stock at 5% below the prevailing market price. The amount of shares which may be bought by an employee is limited to 10% of the employee's base pay for each fiscal year. The plan, as amended, limits the number of shares of common stock available for purchase to 200,000 shares. At
June 30, 1997, 127,535 shares of common stock were available for purchase under the plan.

     The Company has no program for postretirement health and welfare and postemployment benefits.

     On June 21, 1996, the Board of Directors of the Company approved the II-VI Incorporated Deferred Compensation Plan (the "Plan"). The Plan is designed to allow officers and key employees of the Company to defer receipt of compensation into a trust fund for retirement purposes. The Plan is a nonqualified, defined contribution employees' retirement plan. At the Company's discretion, the Plan may be funded by the Company making contributions based on compensation deferrals, matching contributions and discretionary contributions. Compensation deferrals will be based on an election by the participant to defer a percentage of compensation under the Plan. All assets in the Plan are subject to claims of the Company's creditors until such amounts are paid to the Plan participants. The Company made contributions to the Plan in the amount of $139,000 in 1997 and did not make any contributions in 1996.

Note J

QUARTERLY STOCK INFORMATION (UNAUDITED)

     II-VI Incorporated common stock high and low closing sales price as reported on the Nasdaq National Market:

                          1997                   1996
                     High      Low         High        Low
--------------------------------------------------------------
First Quarter      $ 23      $ 12 3/4    $ 23       $ 12 7/8
Second Quarter       27 1/8    19 1/2      18          9 1/2
Third Quarter        31 3/4    22 1/8      12 5/8      9 3/4
Fourth Quarter       25 1/4    16 3/32     16 7/8     11 5/8

The Company estimates that as of September 15, 1997 there were approximately 700 record holders of common stock.

