Form 10-K, Exhibit 13
period 1998-06-30
II-VI INC
filed 1998-09-23
CIK 820318

MANAGEMENT'S DISCUSSION & ANALYSIS


RESULTS OF OPERATIONS
Fiscal 1998 Compared to Fiscal 1997

Overview
Net earnings decreased 5% in fiscal 1998 to $6.8 million from $7.1 million in fiscal 1997. Revenues grew 16% to $61.3 million in fiscal 1998 from $52.7 million last fiscal year. Bookings increased 13% to $64.2 million in fiscal 1998 from $56.7 million in fiscal 1997. Order backlog increased 17% to $19.8 million at June 30, 1998 from $16.9 million at June 30, 1997 as a result of orders outpacing shipments in fiscal 1998. Manufacturing orders comprised 93% of the backlog at June 30, 1998 compared to 83% of backlog at June 30, 1997.

Net Earnings
Net earnings decreased 5% in fiscal 1998 to $6.8 million, down from $7.1 million in fiscal 1997. The major contributors to the net earnings decrease were lower manufacturing gross margins, higher selling, general and administrative expenses, higher internal research and development expenses and higher other expenses. Each of these are explained further in this section.

Bookings and Sales
Bookings increased 13% to $64.2 million in fiscal 1998 compared to $56.7 million in fiscal 1997. Manufacturing bookings increased by approximately $9.7 million while contract research and development bookings decreased by approximately $2.2 million. The largest portion of the growth in manufacturing orders was due to increased demand for infrared optics and materials in the international industrial markets, excluding Japan, as well as increased bookings at the Company's VLOC subsidiary.

Revenues grew 16% to $61.3 million in fiscal 1998 compared to $52.7 million last fiscal year. All of this growth was in manufacturing revenues, offset by a decrease in contract research and development. Contract research and development revenues decreased 17% to $2.2 million in fiscal 1998 from $2.7 million in fiscal 1997. The Company has decreased the amount of contract research and development projects it undertakes in an effort to focus on internal research and development projects and higher margin manufacturing products. The Company expects this focus to continue in the near future.

Costs And Expenses
Manufacturing gross margin was $25.1 million or 42% of net sales in fiscal 1998 compared to $22.5 million or 45% of net sales in fiscal 1997. The dollar increase was attributable to higher sales volume, particularly sales of infrared optics and materials and sales of products from the Company's VLOC subsidiary. The decrease in gross margin as a percentage of net sales was the result of increased per unit manufacturing costs in the eV PRODUCTS division due to slower-than-expected revenue growth, operating inefficiencies at the Company's VLOC subsidiary resulting from its relocation to a new manufacturing facility, price sensitivity in the infrared optics and material market and the strengthening of the U.S. dollar against the Japanese yen.

Contract research and development gross margin was $516,000 or 23% of net sales in fiscal 1998 compared to $707,000 or 27% of net sales in fiscal 1997. The Company has decreased the amount of contract research and development projects it undertakes in an effort to focus on internal research and development projects and higher margin manufacturing products. The Company expects this focus to continue in the near future.

Company-funded internal research and development increased to $1.6 million in fiscal 1998 from $1.0 million in fiscal 1997. The Company continues to expand its internal research and development projects, including nuclear radiation detector development and infrared optics and materials development.

Selling, general and administrative expenses were $14.3 million or 23% of net sales in fiscal 1998 compared to $12.7 million or 24% of net sales in fiscal 1997. This dollar increase is attributable to higher general and administrative expenses needed to support the Company's growth. The decrease in selling, general and administrative expenses as a percentage of net sales reflects improved utilization of existing personnel and resources to support the Company's overall growth.

Other expense, including interest expense, was $177,000 in fiscal 1998 compared to other income of $488,000 in fiscal 1997. The primary reasons for the increase in other expense are the lower investment earnings on lower cash balances compared to the previous year and the occurrence of foreign currency losses due to the strengthening of the U.S. dollar against the Japanese yen and the Singapore dollar.

The effective corporate income tax rate was 29.3% in fiscal 1998 compared to 28.8% in fiscal 1997. The Company's future effective tax rates will continue to be affected by the level of profit or loss generated by the foreign subsidiaries. The Company anticipates that its effective corporate income tax rate for fiscal 1999 will increase.

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

Bookings and Sales
Bookings increased 35% to $56.7 million in fiscal 1997 compared to $42.1 million in fiscal 1996. Orders for manufactured products accounted for the entire increase in bookings. Contract research and development bookings decreased slightly from fiscal year 1996. The largest portion of the growth in manufacturing orders was driven by increased demand in the international industrial markets, including Japan, and the Acquisition.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company historically has funded its working capital needs, capital expenditures and growth from cash flow from operations and, to a lesser extent, borrowings and sales of equity.

The largest source of the $6.9 million in cash generated from operations in fiscal 1998 was $10.6 million in net earnings before depreciation and amortization. This cash source was partially offset by increases in accounts receivable and inventory of $0.9 million and $2.5 million, respectively, as well as a $0.8 million decrease in accrued salaries, wages and bonuses. The increase in accounts receivable was attributed mainly to the increased revenue volume. The increase in inventory was necessary to keep pace with customer demand for the Company's products and to increase customer service with shorter lead times as well as to improve on-time deliveries. The decrease in accrued salaries, wages and bonuses is primarily the result of lower earnings and related profit-driven bonus programs as compared to the prior year.

During the year ended June 30, 1998, the Company entered into a $10.0 million unsecured line of credit agreement and a 237 million yen loan. Borrowings were used to support the Company's capital expenditures and working capital requirements. During the year ended June 30, 1998, the Company borrowed approximately $7.5 million under these two debt instruments.

The Company invested $20.5 million in capital expenditures during the year. These expenditures focused on the automation of processes and facility expansions in Pennsylvania and Florida. Planned discretionary capital expenditures for fiscal 1999 of approximately $8.0 million will focus on continued automation of processes and increased capacity.

The Company believes internally generated funds, existing cash reserves and available borrowing capacity will be sufficient to fund its working capital needs, capital expenditures and scheduled debt payments for fiscal 1999 and the foreseeable future.

The impact of inflation on the Company's business has not been material.

In the normal course of business, the Company enters into foreign currency forward exchange contracts with its banks. The purpose of these contracts is to hedge the impact of foreign currency fluctuations on committed or anticipated foreign currency positions. The Company monitors its positions and the credit ratings of the parties to these contracts. While the Company may be exposed to potential losses due to credit risk in the event of non-performance by the counterparties to these financial instruments, it does not anticipate such losses. The Company entered into a low interest rate, 237 million yen loan with a bank in September 1997 in an effort to minimize the foreign currency exposure in Japan.

This Management's Discussion and Analysis and the Letters to Shareholders contained in the Annual Report to Shareholders contain forward looking statements as defined by Section 21E of the Securities Exchange Act of 1934, as amended, including the statements regarding the Company's long-term and short-term growth rate, anticipated demand for the Company's products, the expected increase in the effective corporate income tax rate for fiscal 1999, expected increase in production and product yields, the Company's focus on internal research and development as well as on higher margin manufacturing products, the Company's ability to fund future working capital needs, capital expenditures and scheduled debt payments from internally generated funds, existing cash reserves and available borrowings and the Company's plan to address the Year 2000 issue. Actual results could differ from such statements if worldwide economic conditions change, competitive conditions intensify, technology problems emerge, and/or if suitable acquisitions of technologies or businesses cannot be consummated. There are additional risk factors that could affect the Company's business, results of operations or financial condition. Investors are encouraged to review the risk factors set forth in the Company's most recent Form 10-K as filed with the Securities and Exchange Commission.

Recently Issued Financial Accounting Standards
In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130), the objective of which is to report and disclose a measure ("comprehensive income") of all changes in equity of a company that result from transactions and other economic events of the period other than transactions with owners. SFAS No. 130 is effective for financial statements issued for periods beginning after December 15, 1997. The Company will adopt SFAS No. 130 in fiscal 1999. The adoption of SFAS No. 130 will not have a material impact on the Company's financial position or results of operations.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," which requires the use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure or any other manner in which management segregates a company. SFAS No. 131 is effective for financial statements issued for periods beginning after December
15, 1997. The Company will adopt SFAS No. 131 in fiscal 1999. The adoption of SFAS No. 131 will not have a material impact on the Company's financial position or results of operations.

Other Matters
The "Year 2000" issue concerns the potential exposures related to the automated generation of business and financial misinformation resulting from the use of computer programs which have been written using two digits, rather than four, to define the applicable year of business transactions.

The Company has developed a formal plan to address the Year 2000 implications of its information technology and non-information technology systems. The first phase of this plan is in process and consists of an evaluation of the systems impacted by the Year 2000 issue. Until this phase of the plan is completed, the Company cannot assess all risks related to the Year 2000 issue. This phase is expected to be completed by October 31, 1998. The second phase of this plan will be an evaluation of the third parties with whom the Company has significant relations and their Year 2000 compliance. This phase is expected to be completed by December 31, 1998. The last phase of this plan will be the implementation of corrective measures deemed necessary, as identified during the first two stages of the plan. This phase is expected to be completed by June 30, 1999.

To date, the Company has spent approximately $100,000 on the Year 2000 issue and believes that the remaining potential cost related to the Year 2000 issue will range between $200,000 and $300,000.

Although the Company has developed and expects to execute the plan described above, due to the inherent uncertainty and complexity involved with the Year 2000 issue, there can be no assurance that the Company will address all aspects of the Year 2000 issue. A contingency plan is expected to be developed by June 30, 1999.

                                                    FIVE-YEAR FINANCIAL SUMMARY
                                                        Year Ended June 30,

(000 except per share data)            1998        1997        1996        1995        1994*
Statement of Earnings
Net revenues                         $61,340    $52,741     $37,940     $27,760     $18,681
Net earnings                         $ 6,780    $ 7,111     $ 4,371     $ 2,518     $ 1,135
Basic earnings per share             $  1.05    $  1.12     $  0.75     $  0.50     $  0.23
Diluted earnings per share           $  1.02    $  1.08     $  0.70     $  0.48     $  0.22
Diluted weighted average
  shares outstanding                   6,674      6,614       6,253       5,289       5,061



Share and per share data for the fiscal years ended June 30, 1995 and 1994 were adjusted to reflect the two-for-one stock split in fiscal 1996.
* Included in net earnings is a gain of $699,000 on the sale of an investment in a former Japanese distributor.

                                                              June 30,
($000)                                 1998        1997        1996        1995        1994
Balance Sheet
Working capital                      $13,420    $21,089     $16,687     $ 8,872     $ 6,648
Total assets                          67,774     54,512      44,169      24,367      17,570
Total debt                             8,209      1,346       1,461       1,563         263
Deferred taxes - net                     622      1,185       1,324         658         562
Retained earnings                     31,922     25,142      18,031      13,660      11,142
Shareholders' equity                  50,063     42,522      34,403      16,998      14,237


For the five-year period ended June 30, 1998, no dividends were declared.


QUARTERLY FINANCIAL DATA

Fiscal 1998                                                      Quarter Ended
($000 except per share data)                 9/30/97        12/31/97        3/31/98        6/30/98
Net revenues                                 $15,519         $15,058        $16,230        $14,533
Cost of goods sold                             8,776           8,322          9,483          9,159
Internal research and development                300             345            516            407
Selling, general and administrative expenses   3,450           3,652          3,727          3,439
Interest and other expense (income) - net        (17)            200            (41)            35
Earnings before income taxes                   3,010           2,539          2,545          1,493
Income taxes                                     898             755            762            392
Net earnings                                 $ 2,112         $ 1,784        $ 1,783        $ 1,101
Basic earnings per share                     $  0.33         $  0.28        $  0.28        $  0.17
Diluted earnings per share                   $  0.32         $  0.27        $  0.27        $  0.17

Fiscal 1997                                                      Quarter Ended
($000 except per share data)                 9/30/96        12/31/96        3/31/97        6/30/97
Net revenues                                 $12,110        $ 12,190        $13,651        $14,790
Cost of goods sold                             6,743           6,732          7,691          8,364
Internal research and development                124             260            312            306
Selling, general and administrative expenses   3,030           2,951          3,210          3,522
Interest and other expense (income) - net       (125)           (168)           (52)          (143)
Earnings before income taxes                   2,338           2,415          2,490          2,741
Income taxes                                     678             700            722            773
Net earnings                                 $ 1,660        $  1,715        $ 1,768        $ 1,968
Basic earnings per share                     $  0.26        $   0.27        $  0.28        $  0.31
Diluted earnings per share                   $  0.25        $   0.25        $  0.27        $  0.30

INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Shareholders of II-VI Incorporated and subsidiaries:

We have audited the accompanying consolidated balance sheets of II-VI Incorporated and subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of earnings, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated statements of earnings, shareholders' equity and cash flows of II-VI Incorporated and subsidiaries for the year ended
June 30, 1996, were audited by other auditors whose report dated August 12, 1996, expressed an unqualified opinion on those statements.

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

In our opinion, the fiscal 1998 and 1997 consolidated financial statements referred to above present fairly, in all material respects, the financial position of II-VI Incorporated and subsidiaries as of June 30, 1998 and 1997 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.




Deloitte & Touche LLP
Pittsburgh, Pennsylvania
August 7, 1998



CONSOLIDATED BALANCE SHEETS

                                                                       June 30,
($000 except share data)                                        1998              1997
Current Assets
Cash and cash equivalents                                   $  4,160          $ 10,854
Accounts receivable - less allowance for doubtful accounts
  of $428 in 1998 and $306 in 1997                            11,018            10,808
Inventories                                                   10,056             8,129
Deferred income taxes                                            695               428
Prepaid and other current assets                               1,303               563
Total Current Assets                                          27,232            30,782
Property, Plant & Equipment, Net                              35,887            19,631
Other Assets                                                   4,655             4,099
                                                            $ 67,774          $ 54,512

Current Liabilities
Notes payable                                               $  5,833          $    590
Accounts payable                                               2,810             3,207
Accrued salaries, wages and bonuses                            2,972             3,740
Income taxes payable                                               -                80
Accrued profit sharing contribution                              711               740
Other current liabilities                                      1,418             1,264
Current portion of long-term debt                                 68                72
Total Current Liabilities                                     13,812             9,693
Long-Term Debt (Less Current Portion)                          2,308               684
Deferred Income Taxes                                          1,591             1,613
Commitments & Contingencies                                        -                 -
Shareholders' Equity
Preferred stock, no par value;
  authorized - 5,000,000 shares; unissued                          -                 -
Common stock, no par value; authorized
  - 30,000,000 shares;
  issued - 6,834,786 shares in 1998;
  6,802,946 shares in 1997                                    18,468            18,072
Cumulative translation adjustment                                435                70
Retained earnings                                             31,922            25,142
                                                              50,825            43,284
Less treasury stock at cost, 384,440 shares                      762               762
Total Shareholders' Equity                                    50,063            42,522
                                                            $ 67,774          $ 54,512


See notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS

                                                        Year Ended June 30,
($000 except per share data)                1998               1997               1996
Revenues
Net sales:
  Domestic                              $ 31,705           $ 27,634           $ 19,922
  International                           27,429             22,450             16,344
Contract research and development          2,206              2,657              1,674
                                          61,340             52,741             37,940
Costs, Expenses and
    Other Expense (Income)
Cost of goods sold                        34,049             27,580             20,588
Contract research and development          1,690              1,950              1,222
Internal research and development          1,568              1,002                514
Selling, general and
 administrative expenses                  14,268             12,713              9,924
Interest expense                              23                 56                 41
Other expense (income) - net                 154               (544)              (369)
                                          51,752             42,757             31,920
Earnings Before Income Taxes               9,588              9,984              6,020
Income Taxes                               2,808              2,873              1,649
Net Earnings                            $  6,780           $  7,111           $  4,371
Basic Earnings Per Share                $   1.05           $   1.12           $   0.75
Diluted Earnings Per Share              $   1.02           $   1.08           $   0.70

See notes to Consolidated Financial Statements.







Consolidated Statements of Shareholders' Equity

                                                          Cumulative
                                                          Translation  Retained
(000)                                      Common Stock   Adjustment   Earnings  Treasury Stock     Total
                                          Shares  Amount                         Shares   Amount
Balance-July 1, 1995                     5,670   $ 4,485     $ (17)    $ 13,660   (571)  $(1,130)  $16,998
Shares issued for the purchase
  of Lightning Optical Corporation           -     1,470         -            -    187       368     1,838
Net proceeds from stock offering         1,000    10,929         -            -      -         -    10,929
Shares issued under the
 stock option plans                         22        71         -            -      -         -        71
Net earnings for the year                    -         -         -        4,371      -         -     4,371
Translation adjustment                       -         -        96            -      -         -        96
Income tax benefit for options exercised     -       100         -            -      -         -       100
Balance-June 30, 1996                    6,692    17,055        79       18,031   (384)     (762)   34,403
Shares issued under
 stock option plans                        111       285         -            -      -         -       285
Net earnings for the year                    -         -         -        7,111      -         -     7,111
Translation adjustment                       -         -        (9)           -      -         -        (9)
Income tax benefit for options exercised     -       732         -            -      -         -       732
Balance-June 30, 1997                    6,803    18,072        70       25,142   (384)     (762)   42,522
Shares issued under
 stock option plans                         32       173         -            -      -         -       173
Net earnings for the year                    -         -         -        6,780      -         -     6,780
Translation adjustment                       -         -       365            -      -         -       365
Income tax benefit for options exercised     -       223         -            -      -         -       223
Balance-June 30, 1998                    6,835   $18,468     $ 435     $ 31,922   (384)  $  (762)  $50,063

See notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           Year Ended June 30,
($000)                                                             1998           1997           1996
Cash Flows From Operating Activities
Net earnings                                                    $ 6,780        $ 7,111        $ 4,371
Adjustments to reconcile net earnings to net cash
provided by operating activities:
   Depreciation                                                   3,550          2,852          2,156
   Amortization                                                     301            333            332
   Loss (gain) on foreign currency transactions                     588           (104)             9
   Net loss (gain) on disposal of property, plant and equipment     125            (32)             -
   Deferred income taxes                                           (563)          (138)           (83)
   Increase (decrease) in cash from changes in:
      Accounts receivable                                          (924)        (2,061)        (2,462)
      Inventories                                                (2,473)        (2,633)        (1,296)
      Accounts payable                                              500          1,961            576
      Other operating net assets                                   (985)         1,150            211
Net cash provided by operating activities                         6,899          8,439          3,814
Cash Flows From Investing Activities
Additions to property, plant and equipment                      (20,515)        (7,432)        (6,146)
Proceeds from sale of property, plant and equipment                   -             66              -
Net cash on purchase of subsidiaries                                  -              -         (1,938)
Disposals (additions) to other assets                                 1             (3)           (23)
Net cash used in investing activities                           (20,514)        (7,369)        (8,107)
Cash Flows From Financing Activities
Proceeds (payments) on short-term borrowings                      5,345           (728)        (1,095)
Proceeds from long-term borrowings                                1,980            741              -
Payments on long-term borrowings                                    (60)           (53)           (23)
Proceeds from sale of common stock                                  173            285         11,100
Net cash provided by financing activities                         7,438            245          9,982
Effect of exchange rate changes on cash and cash equivalents       (517)           122            (94)
Net (decrease) increase in cash and cash equivalents             (6,694)         1,437          5,595
Cash and Cash Equivalents
Beginning of year                                                10,854          9,417          3,822
End of year                                                     $ 4,160        $10,854        $ 9,417

See notes to Consolidated Financial Statements.


NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

                           Note A
           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements include II-VI Incorporated
(the "Company") and its wholly-owned subsidiaries II-VI Worldwide, Incorporated, II-VI Delaware, Incorporated, II-VI Japan
Incorporated, II-VI VLOC Incorporated, II-VI U.K. Limited, and
II-VI Singapore Pte., Ltd. All significant intercompany transactions and balances have been eliminated.

During fiscal 1996 the Company formed II-VI Optics (Suzhou) Co.
Ltd., a wholly-owned subsidiary located in China that manufactures infrared optics. The subsidiary began operations in fiscal 1997 and is consolidated as part of II-VI Singapore Pte., Ltd.

Inventories
Inventories are valued at the lower of cost or market, with cost determined on the first-in, first-out basis. Inventory costs include material, labor and manufacturing overhead.

Depreciation
Depreciation for financial reporting purposes is computed primarily by the straight-line method over the estimated useful lives of the assets, which range from 5 to 20 years.

Foreign Currency Translation
For II-VI Singapore Pte., Ltd., the functional currency is the U.S. dollar. Gains and losses on the remeasurement of the local currency financial statements are included in net earnings.

For II-VI Japan Incorporated and II-VI U.K. Limited, the functional currency is the local currency. Assets and liabilities of those operations are translated into U.S. dollars using year-end exchange rates; income and expenses are translated using the average exchange rates for the reporting period. Translation adjustments are recorded as a separate component of shareholders' equity.

Income Taxes
Deferred income tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

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

Earnings Per Share

During fiscal 1998, the Company adopted Statement of Financial
Accounting Standards No. 128, "Earnings per Share" which establishes standards for computing and presenting earnings per share. This statement requires restatement of all prior period earnings per share data presented.

The following table sets forth the computation of earnings per share for the periods indicated:

                                         Year Ended June 30,
(000 except per share data)        1998        1997        1996
                                  ------      ------      ------

Net earnings                      $6,780      $7,111      $4,371
Divided by:
  Weighted average shares          6,437       6,359       5,842
                                  ------      ------      ------
Basic earnings per share          $ 1.05      $ 1.12      $ 0.75


Net earnings                      $6,780      $7,111      $4,371
Divided by:
  Weighted average shares          6,437       6,359       5,842
  Diluted effect of common
         stock equivalents           237         255         444
                                  ------      ------      ------
  Diluted weighted average
         common shares             6,674       6,614       6,286
                                  ------      ------      ------
Diluted earnings per share        $ 1.02      $ 1.08      $ 0.70


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

Cash
For purposes of the statement of cash flows, the Company considers highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. The majority of cash and cash equivalents is invested in investment grade money market type instruments. Sufficient cash to fund current operations of foreign subsidiaries is on deposit at banks in Japan, Singapore, China and the United Kingdom.

Nature of Business
The Company designs, manufactures and markets optical and electro-optical components, devices and materials for precision use in infrared, near-infrared, visible light, X-ray and gamma-ray instruments, and their applications. The Company markets its products in the United States through its direct sales force and worldwide through its wholly-owned sales subsidiaries, II-VI Japan Incorporated and II-VI U.K. Limited, and manufacturers' representatives.

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


The aggregate purchase price paid to the shareholders of Lightning Optical Corporation consisted of $2.4 million in cash and 186,183 shares of the Common Stock, no par value, of the Company. The acquisition was accounted for as a purchase. The purchase price was allocated as follows:

($000)
Accounts receivable                     $ 1,125
Inventories                                 227
Property, plant and equipment             1,381
Goodwill                                  2,169
Other intangible assets                   2,000
Other assets                                 47
                                        -------
                                          6,949
Current liabilities                      (2,059)
Long-term debt                             (320)
Deferred income taxes - noncurrent         (794)
                                        -------
Purchase price, net of cash acquired    $ 3,776


The other intangible assets acquired, including technology and sales and marketing expertise, are being amortized on a straight-line basis over a 10 year period, while goodwill is being amortized on a straight-line basis over a 25 year period. Accumulated amortization amounted to $672,000 and $385,000 at June 30, 1998 and 1997, respectively.

The following unaudited pro forma financial information presents the consolidated results of operations as if the Lightning Optical
Corporation acquisition had occurred on the first day of II-VI
Incorporated's 1996 fiscal year (July 1, 1995).

This information does not purport to present what II-VI Incorporated's results of operations actually would have been had the acquisition occurred on July 1, 1995, or to project the results of operations for any future period.
                                      Unaudited Pro Forma Results
                                     for Year Ended June 30, 1996
($000 except per share data)
Revenues                                      $ 41,951
Net earnings                                     4,976
Diluted earnings per share                        0.78

Fair Value of Financial Instruments
The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and Cash Equivalents The carrying amount approximates fair value because of the short maturity of these instruments.

Debt Obligations The fair values of debt obligations are established from the market values of similar issues. The fair value and carrying amount of the Company's debt obligations, specifically the line of credit, Yen loan and the PIDA loan, are approximately equivalent.

The Company has entered into foreign currency forward exchange contracts in order to hedge its currency exposure in Japan. Gains and losses on those contracts are recognized as they occur. At June 30, 1998 and 1997, the Company had contracts outstanding of approximately $1,290,000 and $3,046,000, respectively. The counterparties to these financial instruments consist of large financial institutions, and the Company does not believe that it is subject to any significant credit risk associated with these contracts.

Concentrations of Credit Risk
Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers. However, a significant portion of accounts receivable are from European distributors of the Company's products. Although the Company does not currently foresee a credit risk associated with these receivables, repayment is dependent upon the financial stability of these distributors.

Recently Issued Financial Accounting Standards
In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130), the objective of which is to report and disclose a measure ("comprehensive income") of all changes in equity of a company that result from transactions and other economic events of the period other than transactions with owners. SFAS No. 130 is effective for financial statements issued for periods beginning after December 15, 1997. The Company will adopt SFAS No. 130 in fiscal 1999. The adoption of SFAS No. 130 will not have a material impact on the Company's financial position or results of operations.

In June 1997, the Financial Accounting Standards Board issued
SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," which requires the use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure or any other manner in which management segregates a company. SFAS No. 131 is effective for financial statements issued for periods beginning after December 15, 1997. The Company will adopt SFAS
No. 131 in fiscal 1999. The adoption of SFAS No. 131 will not have a material impact on the Company's financial position or results of operations.


                       Note B

                    INVENTORIES
The components of inventories are as follows:
                                       June 30,
($000)                          1998              1997
Raw materials               $  3,220          $  3,083
Work in process                3,633             1,992
Finished goods                 3,203             3,054
                            --------          --------
                            $ 10,056          $  8,129



                             Note C

                   PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment (at cost) consist of the following:

                                      June 30,
($000)                          1998              1997
Land and land improvements    $ 1,501          $   876
Buildings and improvements     16,951            8,073
Machinery and equipment        37,980           27,893
                              -------          -------
                               56,432           36,842
Less accumulated depreciation  20,545           17,211
                              -------          -------
                              $35,887          $19,631

The interest capitalized associated with the construction of buildings and improvements approximated $166,000 during the year ended June 30, 1998. No interest was capitalized during the years ended June 30, 1997 and 1996.

                               Note  D

                                Debt

The components of debt are as follows:
                                                           June 30,
                                                        1998     1997
($000)
Line of credit, interest at Euro-Rate, as defined,
    plus 0.75%, payable in full in December 1998      $5,500    $   -
Term note, interest at 2.125%, payable in monthly
    installments through January 1999, with final
    principal payment in February 1999                   283    $ 590
Term note, interest at 2.125%, payable monthly
    through July 1998, with final principal payment
    in August 1998                                        50        -
                                                       ------   ------
Notes Payable                                          $5,833   $  590



Pennsylvania Industrial Development Authority
    (PIDA) term note, interest at 3%, payable in
    monthly installments through October 2011          $  671   $  711
Term note, interest at Japanese Yen Base Rate,
    as defined, plus 1.49% up to a maximum rate
    of 3.74%, principal payable in full in
    September 2002                                      1,681        -
Term note, interest at 7.5%, payable in monthly
    installments through August 1999                       24       45
                                                       ------   ------
                                                        2,376      756
Current maturities                                        (68)     (72)
                                                       ------   ------
Total long-term debt                                   $2,308   $  684

On December 31, 1997, the Company entered into a $10.0 million unsecured line of credit agreement with PNC Bank which will expire December 30, 1998. The average interest rate in effect as of June 30, 1998 was 6.47%. The average outstanding borrowings under this line of credit were $1.8 million during the year ended
June 30, 1998. The Company is subject to certain restrictive covenants under this agreement. During the year ended June 30, 1998 the Company was not in compliance with one covenant relating to a limitation on capital expenditures which was exceeded and received a waiver from the bank dated June 11, 1998 for this covenant violation.

In September 1997, the Company secured a 237 million Yen loan with PNC Bank. Interest is at a rate equal to the lesser of the floating rate or the maximum rate as defined in the loan agreement. The floating rate is equal to the Japanese Yen Base Rate, as defined, plus 1.49% and the maximum rate is 3.74%. On June 30, 1998, the Japanese Yen Base Rate was 0.66% and the floating rate was 2.15%.

The Company has a line of credit facility with a Singapore bank which permits maximum borrowings of approximately $475,000. Borrowings are payable upon demand with interest being charged at the rate of 1.5% above the bank's prevailing prime lending rate. The interest rate at June 30, 1998 was 9.0%. At June 30, 1998 and 1997 there were no borrowings under this facility.

The aggregate annual amounts of principal payments required on the long-term debt are as follows:

($000) Year Ended June 30,
1999                                         $   68
2000                                             44
2001                                             44
2002                                             45
2003                                          1,728
Thereafter                                      447


Interest payments made during the years ended June 30, 1998, 1997 and 1996 totaled $23,000, $56,000, and $41,000, respectively.

                            Note E

                          INCOME TAXES
The components of income tax expense are as follows:

                     Year Ended June 30,
($000)           1998        1997        1996
Current:
   Federal     $2,843      $2,754      $1,457
   State          463         202         227
   Foreign         65          55          48
               ------      ------      ------
                3,371       3,011       1,732
Deferred         (563)       (138)        (83)
               ------      ------      ------
               $2,808      $2,873      $1,649

Principal items comprising deferred income taxes are as follows:

                                              June 30,
($000)                                  1998            1997
Deferred income tax liabilities
Tax over book accumulated
  depreciation                        $  978          $  910
Intangible assets                        613             703
                                      ------          ------
Deferred income tax liability
  - long-term                         $1,591          $1,613
Deferred income tax assets
Inventory capitalization              $  264          $  126
Non-deductible accruals                  431             302
                                      ------          ------
Deferred income tax asset - current   $  695          $  428

Net operating loss carryforward       $  548               -
Valuation allowance                     (274)              -
                                      ------          ------
Deferred income tax asset - long-term
  (included in other assets)          $  274          $    -

The reconciliation of income tax expense at the statutory federal rate to the reported income tax expense is as follows:



                                                              Year Ended June 30,
($000)                                            1998    %        1997    %        1996    %
Taxes at statutory rate                        $ 3,260   34     $ 3,395   34     $ 2,047   34
Increase (decrease) in taxes resulting from:
  State income taxes - net of federal benefit      306    3         133    1         150    2
  Excludable Foreign Sales Corporation income     (173)  (2)        (80)   -         (50)  (1)
  Excludable foreign income                       (407)  (4)       (503)  (5)       (559)  (9)
  Foreign taxes                                      -    -          36    -          32    1
  Non-deductible expenses                           26    -          20    -          29    -
  Other                                           (204)  (2)       (128)  (1)          -    -
                                               --------  ---    --------  ---    --------  --
                                               $ 2,808   29     $ 2,873   29     $ 1,649   27





One of the Company's foreign subsidiaries operates under a tax holiday and does not pay income taxes. The tax holiday has been extended to March 2000.

During the years ended June 30, 1998, 1997 and 1996, cash paid by the Company for income taxes was approximately $3,665,000, $2,660,000, and $1,772,000, respectively.

The ultimate realization of the long-term deferred tax asset depends on the Company's ability to generate sufficient taxable income at II-VI Japan, the source of the net operating loss carryforward.
Due to the limited operating history of II-VI Japan, the Company provided a valuation allowance against the long-term deferred tax asset as of June 30, 1998.

The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested outside the United States. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $2,638,000 and $2,152,000 would have been required as of June 30, 1998 and 1997, respectively.

The sources of differences resulting in deferred income tax expense (credit) and the related tax effect of each were as follows:

                                     Year Ended June 30,
($000)                          1998        1997        1996
Depreciation                   $ (22)     $ (136)      $ (79)
Inventory capitalization        (138)        (30)        (18)
Net operating loss carryforward
  less valuation allowance      (274)          -           -
Other - primarily
  nondeductible accruals        (129)         28          14
                               ------     -------      ------
                               $(563)     $ (138)      $ (83)


                              Note F

                         OPERATING LEASES
The Company leases certain property under operating leases that expire at various dates through 2001. Future rental commitments applicable to the operating leases at June 30, 1998 are approximately $406,000, $261,000, and $35,000 for fiscal 1999, 2000 and 2001, respectively. Rent expense was approximately $475,000, $519,000 and $507,000 for the years ended June 30, 1998, 1997 and 1996, respectively.


                              Note G

                         STOCK OPTION PLANS
The Company has a stock option plan under which stock options have been granted by the Board of Directors to certain officers and key employees, with 1,560,000 shares of common stock reserved for use under this plan. All options to purchase shares of common stock granted to-date have been at market price at the date of grant. Generally, twenty percent of the options granted may be exercised one year from the date of grant with comparable annual increases on a cumulative basis each year thereafter. The stock option plan also has vesting provisions predicated upon the death, retirement or disability of the optionee.

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

Stock option activity relating to the plans in each of the three years in the period ended June 30, 1998 is as follows:

                              Number of          Weighted
                            Shares Subject   Average Exercise
Options                       to Option       Price Per Share

Outstanding -July 1, 1995     502,520            $  2.79
Granted                       132,200            $ 10.03
Exercised                     (19,640)           $  1.68
Forfeited                      (5,200)           $  3.94
                              -------            -------
Outstanding -June 30, 1996    609,880            $  4.38
Exercisable -June 30, 1996    185,440            $  2.45

Outstanding -July 1, 1996     609,880            $  4.38
Granted                        86,100            $ 19.10
Exercised                    (109,246)           $  2.37
Forfeited                      (1,200)           $ 17.50
                              -------            -------
Outstanding -June 30, 1997    585,534            $  6.89
Exercisable -June 30, 1997    209,074            $  3.53

Outstanding -July 1, 1997     585,534            $  6.89
Granted                        74,597            $ 20.83
Exercised                     (31,840)           $  3.64
Forfeited                      (5,800)           $  8.31
                              -------            -------
Outstanding -June 30, 1998    622,491            $  8.72
Exercisable -June 30, 1998    321,192            $  6.03

Outstanding and exercisable options at June 30, 1998 by expiration date are as follows:

                            Number of        Per Share      Number of
                          Shares Subject      Exercise       Shares
Expiration Date             to Option          Price       Exercisable
May 1999                      8,000           $ 3.69          8,000
May 2000                        360           $ 2.69            360
August 2000                  24,600           $ 1.83         24,600
February 2002                38,200           $ 2.13         38,200
June 2002                     3,000           $ 2.13          3,000
April 2004                    1,600           $ 1.50            800
July 2004                    30,000           $ 2.00         18,000
July 2004                     4,000           $ 1.97          2,400
September 2004               80,800           $ 2.69         45,600
November 2004                58,000           $ 4.00         34,000
December 2004                92,000           $ 3.94         50,800
February 2005                 3,200           $ 4.94              -
June 2005                     2,000           $16.13          1,200
December 2005                   960           $10.63            240
February 2006                 1,500           $ 9.75            600
February 2006               114,274           $ 9.88         59,452
May 2006                      2,500           $15.25          1,000
August 2006                  60,200           $17.50         12,600
November 2006                 1,800           $22.00            360
February 2007                 3,500           $30.25            700
June 2007                    17,400           $22.38          3,480
June 2007                     4,000           $21.00            800
August 2007                   8,500           $25.25              -
September 2007                  500           $26.50              -
November 2007                 4,800           $24.75              -
January 2008                 50,000           $20.00         15,000
February 2008                 4,797           $19.25              -
May 2008                      1,500           $15.25              -
June 2008                       500           $15.50              -
                            -------                         -------
                            622,491                         321,192

In 1997, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 provides that companies may choose to change their methods of accounting for stock options to a fair value method using an option pricing model. The Company uses the intrinsic value approach specified in Accounting Principles Board Opinion No. 25 in accounting for stock options and did not change from this method upon adoption of the new standard. Had the Company changed its accounting method, its net income for 1998, 1997 and 1996 would have been reduced by $263,000, $177,000 and $35,000 or $.04, $.03 and $.01 per diluted share, respectively.
The pro forma adjustments were calculated using the Black-Scholes option pricing model to value all stock options granted since
July 1, 1995 under the following assumptions in each year:



                              1998            1997            1996
Risk free interest rate       5.7%            6.4%            5.8%
Expected volatility            44%             68%             69%
Expected life of options    7.33 years     7.33 years      7.33 years
Expected dividends            none            none            none

Based on the option pricing model, options granted during 1998, 1997 and 1996 had fair values of $11.69, $13.77 and $7.17 per share, respectively.

                                        Note H
                INTERNATIONAL AND DOMESTIC OPERATIONS AND EXPORT SALES

                                                         Year Ended June 30,
($000)                                            1998          1997           1996
Sales:
  United States                                 $ 58,889      $ 50,489       $ 37,244
  International                                   25,338        21,063         13,204
                                                --------      --------       --------
Total                                           $ 84,227      $ 71,552       $ 50,448
Sales or transfers between geographic areas(1)
  United States                                 $ 14,499      $ 11,925       $  7,172
  International                                    8,388         6,886          5,336
                                                --------      --------       --------
Total                                             22,887        18,811         12,508
                                                --------      --------       --------
Net sales                                       $ 61,340      $ 52,741       $ 37,940
Export sales from the United States(2)          $ 10,479      $  5,979       $  6,938
Operating income:
  United States                                 $  7,758      $  7,822       $  3,975
  International                                    2,007         1,674          1,717
  Other (expense) income - net                      (177)          488            328
                                                --------      --------       --------
Earnings before income taxes                    $  9,588      $  9,984       $  6,020
Identifiable assets:
  United States                                 $ 59,566      $ 46,923       $ 39,478
  International                                    8,208         7,589          4,691
                                                --------      --------       --------
Total assets                                    $ 67,774      $ 54,512       $ 44,169



Amounts for international operations in the above table primarily relate to the Company's operations in Asia.
(1) Intersegment sales are made at established transfer prices.
(2) Export sales are primarily made to western Europe.




                              Note I

                       EMPLOYEE BENEFIT PLANS
Eligible employees of the Company participate in a profit sharing retirement plan. Contributions to the plan are made at the discretion of the Company's Board of Directors and were approximately $711,000 in 1998, $740,000 in 1997 and $455,000 in 1996. The Company has an
employee stock purchase plan for all employees who have six months of continuous employment with the Company. The employee may purchase the common stock at 5% below the prevailing market price. The amount of shares which may be bought by an employee is limited to 10% of the employee's base pay for each fiscal year. The plan, as amended, limits the number of shares of common stock available for purchase to 200,000 shares. At June 30, 1998, 123,645 shares of common stock were available for purchase under the plan.

The Company has no program for postretirement health and welfare and postemployment benefits.

On June 21, 1996, the Board of Directors of the Company approved the II-VI Incorporated Deferred Compensation Plan (the "Plan"). The Plan is designed to allow officers and key employees of the Company to defer receipt of compensation into a trust fund for retirement purposes. The Plan is a nonqualified, defined contribution employees' retirement plan. At the Company's discretion, the Plan may be funded by the Company making contributions based on compensation deferrals, matching contributions and discretionary contributions. Compensation deferrals will be based on an election by the participant to defer a percentage of compensation under the Plan. All assets in the Plan are subject to claims of the Company's creditors until such amounts are paid to the Plan participants. The Company made contributions to the Plan in the amount of approximately $67,000 in 1998, $139,000 in 1997 and did not make any contributions in 1996.

