Form 10-K, Exhibit 13
period 1999-06-30
II-VI INC
filed 1999-09-28
CIK 820318

MANAGEMENT'S DISCUSSION & ANALYSIS

RESULTS OF OPERATIONS

Fiscal 1999 Compared to Fiscal 1998

OVERVIEW Net earnings decreased 19% in fiscal 1999 to $5.5 million from $6.8 million in fiscal 1998. Revenues grew 1% to $61.8 million in fiscal 1999 compared to $61.3 million last fiscal year. Bookings decreased 7% to $60.0 million in fiscal 1999 compared to $64.2 million in fiscal 1998. Order backlog decreased 9% to $18.0 million at June 30, 1999 from $19.8 million at June 30, 1998 as a result of shipments exceeding bookings in fiscal 1999. Manufacturing orders comprised 97% of the backlog at June 30, 1999, compared to 93% of backlog at June 30, 1998.

NET EARNINGS Net earnings decreased 19% in fiscal 1999 to $5.5 million from $6.8 million in fiscal 1998. The major contributors to the net earnings decrease were lower manufacturing gross margins, higher internal research and development expenses and a higher effective tax rate. Each of these are explained further in this section.

BOOKINGS AND REVENUES Bookings decreased 7% to $60.0 million in fiscal 1999 compared to $64.2 million in fiscal 1998. Bookings of the Company's VLOC subsidiary and infrared optics and material products decreased by a total of approximately 10% while bookings of the eV PRODUCTS division increased by approximately 10%.

REVENUES grew 1% to $61.8 million in fiscal 1999 compared to $61.3 million last fiscal year. Revenues from contract research and development decreased to $1.4 million in fiscal 1999 from $2.2 million in fiscal 1998. Revenues of the eV PRODUCTS division increased approximately 30%, revenues from the Company's VLOC subsidiary decreased approximately 10% and revenues from infrared optics and material products remained consistent as compared to last fiscal year.

COSTS AND EXPENSES Manufacturing gross margin was $23.7 million or 39% of manufacturing revenues in fiscal 1999 compared to $25.1 million or 42% of manufacturing revenues in fiscal 1998. The decrease in the gross margin percentage reflects higher per unit costs at the Company's VLOC subsidiary and continued price sensitivity in the infrared optics and materials market.

Contract research and development gross margin was $395,000 or 28% of contract research and development revenues in fiscal 1999 compared to $516,000 or 23% of contract research and development revenues in fiscal 1998. The Company has decreased the amount of contract research and development projects it undertakes in an effort to focus on internal research and development projects and higher margin manufacturing products. The Company expects this focus to continue in the near future.

Company-funded internal research and development increased to $2.3 million in fiscal 1999 from $1.6 million in fiscal 1998. The increased expense is the result of internally funded projects associated with the development of new materials to improve and expand product offerings, as well as continued efforts to improve material growth yields.

Selling, general and administrative expenses were $13.6 million or 22% of revenues in fiscal 1999 compared to $14.3 million or 23% of revenues in fiscal 1998. The dollar and percentage decreases reflect planned discretionary cost reductions, decreased expense associated with the Company's worldwide profit-driven bonus program and improved utilization of existing personnel and resources.

Other expense, including interest expense, increased to $201,000 in fiscal 1999 from $177,000 in fiscal 1998. Interest expense increased to $415,000 in fiscal 1999 from $23,000 in fiscal 1998. The primary reasons for the increase in interest expense are increased borrowings on the Company's line of credit facility and the abscense of the capitalization of interest during fiscal 1999. During fiscal 1999, the Company wrote down certain assets held for sale. These expenses were partially offset by the occurrence of foreign currency gains due to the strengthening of the Japanese Yen against the U.S. dollar.

The effective corporate income tax rate was 32% in fiscal 1999 compared to 29% in fiscal 1998. The increase in the effective corporate income tax rate was partially attributable to a change in the level of profit generated by the Company's foreign subsidiaries. The Company's future effective tax rates will continue to be affected by the level of profit or loss generated by the foreign subsidiaries.

Fiscal 1998 Compared to Fiscal 1997

OVERVIEW Net earnings decreased 5% in fiscal 1998 to $6.8 million from $7.1 million in fiscal 1997. Revenues grew 16% to $61.3 million in fiscal 1998 from $52.7 million last fiscal year. Bookings increased 13% to $64.2 million in fiscal 1998 from $56.7 million in fiscal 1997. Order backlog increased 17% to $19.8 million at June 30, 1998 from $16.9 million at June 30, 1997 as a result of bookings outpacing shipments in fiscal 1998. Manufacturing orders comprised 93% of the backlog at June 30, 1998 compared to 83% of backlog at June 30, 1997.

NET EARNINGS Net earnings decreased 5% in fiscal 1998 to $6.8 million, down from $7.1 million in fiscal 1997. The major contributors to the net earnings decrease were lower manufacturing gross margins, higher selling, general and administrative expenses, higher internal research and development expenses and higher other expenses. Each of these are explained further in this section.

BOOKINGS AND REVENUES Bookings increased 13% to $64.2 million in fiscal 1998 compared to $56.7 million in fiscal 1997. Manufacturing bookings increased by approximately $9.7 million while contract research and development bookings decreased by approximately $2.2 million. The largest portion of the growth in manufacturing orders was due to increased demand for infrared optics and materials in the international industrial markets, excluding Japan, as well as increased bookings at the Company's VLOC subsidiary.

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

Contract research and development gross margin was $516,000 or 23% of contract research and development revenues in fiscal 1998 compared to $707,000 or 27% of contract research and development revenues in fiscal 1997. The Company has decreased the amount of contract research and development projects it undertakes in an effort to focus on internal research and development projects and higher margin manufacturing products.

Company-funded internal research and development increased to $1.6 million in fiscal 1998 from $1.0 million in fiscal 1997. The Company continues to expand its internal research and development projects, including nuclear radiation detector development and infrared optics and materials development.

Selling, general and administrative expenses were $14.3 million or 23% of revenues in fiscal 1998 compared to $12.7 million or 24% of revenues in fiscal 1997. This dollar increase is attributable to higher general and administrative expenses needed to support the Company's growth. The decrease in selling, general and administrative expenses as a percentage of net revenues reflects improved utilization of existing personnel and resources to support the Company's overall growth.

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

The effective corporate income tax rate was 29% in fiscal 1998 compared to 29% in fiscal 1997.

LIQUIDITY AND CAPITAL RESOURCES

The Company historically has funded its working capital needs, capital expenditures and growth from cash flow from operations and, to a lesser extent, borrowings.

The largest sources of the $9.8 million in cash generated from operations in fiscal 1999 was $10.1 million in net earnings before depreciation and amortization, a decrease in inventory of $1.1 million and a decrease in other operating net assets of $1.3 million. This increase in cash was partially offset by an increase in accounts receivable of $1.7 million and a decrease in accounts payable of $1.5 million. The decrease in inventory was the result of a focus on increasing inventory turns and decreasing on-hand inventory quantities. The increase in accounts receivable was attributable to the increased revenue volume experienced by the Company in the fourth quarter of fiscal 1999 as compared to the fourth quarter of fiscal 1998. The decrease in accounts payable is primarily the result of lower capital expenditures during fiscal 1999 as compared to fiscal 1998.

The Company invested $5.4 million in capital expenditures during fiscal 1999. These expenditures focused on automation of processes and facility improvements. Planned discretionary capital expenditures for fiscal 2000 of approximately $7.0 million will focus on continued automation of processes and expansion of facilities and equipment for internal research and design.

During fiscal 1999, the Company purchased 150,000 shares of its common stock for a total purchase price of $1.1 million.

The Company has a $15.0 million unsecured line of credit with PNC
Bank that expires on March 25, 2000. At June 30, 1999, $11.0 million was available under this facility. The line of credit may be extended upon mutual agreement of the Company and PNC Bank for an additional two years.

The Company believes internally generated funds, existing cash reserves and available borrowing capacity will be sufficient to fund its working capital needs, capital expenditures and scheduled debt payments for at least fiscal 2000.

The impact of inflation on the Company's business has not been material.

MARKET RISKS The Company is exposed to market risks arising from adverse changes in interest rates and foreign currency exchange rates. In the normal course of business, the Company uses a variety of techniques and instruments as part of its overall risk management strategy.

In the normal course of business, the Company enters into foreign currency forward exchange contracts with its banks. The purpose of these contracts is to hedge the impact of foreign currency fluctuations on committed or anticipated foreign currency positions. The Company monitors its positions and the credit ratings of the parties to these contracts. While the Company may be exposed to potential losses due to credit risk in the event of non-performance by the counterparties to these financial instruments, it does not anticipate such losses. The Company entered into a low interest rate, 237 million Yen loan with PNC Bank in September 1997 in an effort to minimize the foreign currency exposure in Japan.

This Management's Discussion and Analysis and the Letters to Shareholders contained in the Annual Report to Shareholders contain forward looking statements as defined by Section 21E of the Securities Exchange Act of 1934, as amended, including the statements regarding projected growth rates, Asian markets, product development, financial position, capital expenditures, foreign currency hedging and the impact of the Year 2000. Forward-looking statements are also identified by words such as "expects," "anticipates," "intends," "plans," "projects" or similar expressions.

Actual results could materially differ from such statements due to the following factors: materially adverse changes in economic or industry conditions generally (including capital markets) or in the markets served by the Company, the development and use of new technology, the actions of competitors.

There are additional risk factors that could affect the Company's business, results of operations or financial condition. Investors are encouraged to review the risk factors set forth in the Company's most recent Form 10-K as filed with the Securities and Exchange Commission.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet at fair value. This statement is effective for fiscal years beginning after June 15, 2000. The Company is currently evaluating the impact that SFAS No. 133 will have on its financial position and its results of operations.

OTHER MATTERS The "Year 2000" issue concerns the potential exposures related to the automated generation of business and financial misinformation resulting from the use of computer programs which have been written using two digits, rather than four, to define the applicable year of business transactions.

The Company has developed a formal plan to address the Year 2000 implications of its information technology and noninformation technology systems, which consisted of three phases. The first phase of this plan is complete and consisted of an evaluation of the systems impacted by the Year 2000 issue. The second phase is complete and consisted of an evaluation of the third parties with whom the Company has significant relationships and their Year 2000 compliance. The last phase of this plan is substantially complete and consisted of the implementation of corrective measures deemed necessary, as identified during the first two phases of the plan.

Based upon the information obtained during execution of the plan, the Company does not believe its information technology and noninformation technology systems will experience significant Year 2000 problems. However, there can be no assurance that the third parties with whom the Company has significant relationships will not experience disruptions in their business that could have a material adverse effect on the Company. An example of a worst case scenario caused by the Year 2000 issue would be the failure in the accounting systems of a significant number of the Company's key customers which resulted in a delay in the payment of invoices issued by the Company.

To date, the Company has spent approximately $160,000 on the Year
2000 issue and believes that the remaining potential cost related to the Year 2000 issue will be insignificant.

Although the Company has developed and executed the plan described above, due to the inherent uncertainty and complexity involved with the Year 2000 issue, there can be no assurance that the Company will address all aspects of the Year 2000 issue. The Company is in the process of developing its contingency plan.

FIVE-YEAR FINANCIAL SUMMARY
                                                      Year Ended June 30,
(000 except per share data)            1999       1998       1997       1996       1995
---------------------------         -------    -------    -------    -------    -------
STATEMENT OF EARNINGS
Net revenues                        $61,750    $61,340    $52,741    $37,940    $27,760
Net earnings                        $ 5,463    $ 6,780    $ 7,111    $ 4,371    $ 2,518
Basic earnings per share            $  0.86    $  1.05    $  1.12    $  0.75    $  0.50
Diluted earnings per share          $  0.84    $  1.02    $  1.08    $  0.70    $  0.48
Diluted weighted average
   shares outstanding                 6,490      6,674      6,614      6,253      5,289
---------------------------         -------    -------    -------    -------    -------

Share and per share data for the fiscal year ended June 30, 1995 was adjusted to reflect the two-for-one stock split in fiscal 1996.

                                                           June 30,
($000)                                 1999       1998       1997       1996       1995
---------------------------         -------    -------    -------    -------    -------
BALANCE SHEET
Working capital                     $17,590    $13,420    $21,089    $16,687    $ 8,872
Total assets                         70,843     67,774     54,512     44,169     24,367
Total debt                            6,674      8,209      1,346      1,461      1,563
Deferred taxes - net                  1,161        622      1,185      1,324        658
Retained earnings                    37,385     31,922     25,142     18,031     13,660
Shareholders' equity                 54,493     50,063     42,522     34,403     16,998
---------------------------         -------    -------    -------    -------    -------

For the five-year period ended June 30, 1999, no dividends were declared.


QUARTERLY FINANCIAL DATA

FISCAL 1999                                                      QUARTER ENDED
($000 except per share data)                 9/30/98        12/31/98        3/31/99        6/30/99
-----------------------------------------    -------        --------        -------        -------
Net revenues                                 $13,793         $15,210        $15,538        $17,209
Cost of goods sold                             9,204           9,382          8,938         10,107
Internal research and development                578             574            617            548
Selling, general and administrative            3,007           3,436          3,592          3,528
Interest and other expense (income) - net        107            (107)           168             33
-----------------------------------------    -------        --------        -------        -------
Earnings before income taxes                     897           1,925          2,223          2,993
Income taxes                                     268             623            725            959
-----------------------------------------    -------        --------        -------        -------
Net earnings                                     629           1,302          1,498          2,034
-----------------------------------------    -------        --------        -------        -------
Basic earnings per share                     $  0.10         $  0.21        $  0.24        $  0.32
-----------------------------------------    -------        --------        -------        -------
Diluted earnings per share                   $  0.10         $  0.20        $  0.23        $  0.31
=========================================    =======        ========        =======        =======

FISCAL 1998	                                                     QUARTER ENDED
($000 except per share data)                 9/30/97        12/31/97        3/31/98        6/30/98
-----------------------------------------    -------        --------        -------        -------
Net revenues                                 $15,519         $15,058        $16,230        $14,533
Cost of goods sold                             8,776           8,322          9,483          9,159
Internal research and development                300             345            516            407
Selling, general and administrative            3,450           3,652          3,727          3,439
Interest and other expense (income) - net        (17)            200            (41)            35
-----------------------------------------    -------        --------        -------        -------
Earnings before income taxes                   3,010           2,539          2,545          1,493
Income taxes                                     898             755            762            392
-----------------------------------------    -------        --------        -------        -------
Net earnings                                   2,112           1,784          1,783          1,101
-----------------------------------------    -------        --------        -------        -------
Basic earnings per share                     $  0.33         $  0.28        $  0.28        $  0.17
-----------------------------------------    -------        --------        -------        -------
Diluted earnings per share                   $  0.32         $  0.27        $  0.27        $  0.17
=========================================    =======        ========        =======        =======

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF II-VI INCORPORATED AND
SUBSIDIARIES:

We have audited the accompanying consolidated balance sheets of II-VI Incorporated and subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of earnings, shareholders' equity, comprehensive income and cash flows for each of the three years in the period ended June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of II-VI Incorporated and subsidiaries as of June 30, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
Pittsburgh, Pennsylvania
August 6, 1999

CONSOLIDATED BALANCE SHEETS
                                                                       June 30,
($000 except share data)                                        1999              1998
-----------------------------------------------------------  -------           -------
CURRENT ASSETS
Cash and cash equivalents                                    $ 5,558           $ 4,160
Accounts receivable - less allowance for doubtful accounts
      of $457 at June 30, 1999 and $428 at June 30, 1998      13,070            11,018
Inventories                                                    9,096            10,056
Deferred income taxes                                            722               695
Prepaid and other current assets                                 567             1,303
-----------------------------------------------------------  -------           -------
Total Current Assets                                          29,013            27,232
PROPERTY, PLANT & EQUIPMENT, NET                              36,955            35,887
OTHER ASSETS                                                   4,875             4,655
-----------------------------------------------------------  -------           -------
                                                             $70,843           $67,774
===========================================================  =======           =======
























CURRENT LIABILITIES
Notes payable                                                $ 4,082           $ 5,833
Accounts payable                                               1,934             2,810
Accrued salaries, wages and bonuses                            2,836             2,972
Income taxes payable                                             367                 -
Accrued profit sharing contribution                              580               711
Other current liabilities                                      1,581             1,418
Current portion of long-term debt                                 43                68
-----------------------------------------------------------  -------           -------
Total Current Liabilities                                     11,423            13,812
LONG-TERM DEBT                                                 2,549             2,308
OTHER LIABILITIES, PRIMARILY DEFERRED INCOME TAXES             2,378             1,591
COMMITMENTS & CONTINGENCIES                                        -                 -
SHAREHOLDERS' EQUITY
Preferred stock, no par value;
  authorized - 5,000,000 shares; unissued                          -                 -
Common stock, no par value; authorized
  - 30,000,000 shares;
  issued - 6,875,766 shares at June 30, 1999;
  6,834,786 shares at June 30, 1998                           18,746            18,468
Accumulated other comprehensive income                           272               435
Retained earnings                                             37,385            31,922
-----------------------------------------------------------  -------           -------
                                                              56,403            50,825
Less treasury stock at cost, 534,440 shares at June 30, 1999
  384,440 shares at June 30, 1998                              1,910               762
-----------------------------------------------------------  -------           -------
TOTAL SHAREHOLDERS' EQUITY                                    54,493            50,063
-----------------------------------------------------------  -------           -------
                                                             $70,843           $67,774
===========================================================  =======           =======

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS
                                                        Year Ended June 30,
($000 except per share data)                1999               1998               1997
-----------------------------------      -------            -------            -------
REVENUES
Net sales:
  Domestic                               $31,495            $31,705            $27,634
  International                           28,819             27,429             22,450
Contract research and development          1,436              2,206              2,657
-----------------------------------      -------            -------            -------
                                          61,750             61,340             52,741
-----------------------------------      -------            -------            -------
COSTS, EXPENSES AND
    OTHER EXPENSE (INCOME)
Cost of goods sold                        36,590             34,049             27,580
Contract research and development          1,041              1,690              1,950
Internal research and development          2,317              1,568              1,002
Selling, general and administrative       13,563             14,268             12,713
Interest expense                             415                 23                 56
Other (income) expense - net                (214)               154               (544)
-----------------------------------      -------            -------            -------
                                          53,712             51,752             42,757
-----------------------------------      -------            -------            -------
EARNINGS BEFORE INCOME TAXES               8,038              9,588              9,984
INCOME TAXES                               2,575              2,808              2,873
-----------------------------------      -------            -------            -------
NET EARNINGS                             $ 5,463            $ 6,780            $ 7,111
-----------------------------------      -------            -------            -------
BASIC EARNINGS PER SHARE                 $  0.86            $  1.05            $  1.12
-----------------------------------      -------            -------            -------
DILUTED EARNINGS PER SHARE               $  0.84            $  1.02            $  1.08
===================================      =======            =======            =======

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

SHAREHOLDERS' EQUITY                                      Accumulated
                                                            Other
                                                         Comprehensive  Retained
(000)                                      Common Stock     Income      Earnings  Treasury Stock       Total
------------------------------------------------------------------------------------------------------------
                                          Shares  Amount                          Shares   Amount
                                          ------ -------    ------       -------  ------   --------  -------
BALANCE - JULY 1, 1996                     6,692 $17,055    $   79       $18,031   (384)   $  (762)  $34,403
Shares issued under
  stock option plans                         111     285         -             -      -          -       285
Net earnings                                   -       -         -         7,111      -          -     7,111
Other comprehensive loss                       -       -        (9)            -      -          -        (9)
Income tax benefit for
  options exercised                            -     732         -             -      -          -       732
------------------------                  ------ -------    ------       -------  ------   --------  -------
BALANCE - JUNE 30, 1997                    6,803  18,072        70        25,142   (384)      (762)   42,522
Shares issued under
  stock option plans                          32     173         -             -      -          -       173
Net earnings                                   -       -         -         6,780      -          -     6,780
Other comprehensive gain                       -       -       365             -      -          -       365
Income tax benefit for
  options exercised                            -     223         -             -      -          -       223
------------------------                  ------ -------    ------       -------  ------   --------  -------
BALANCE - JUNE 30, 1998                    6,835  18,468       435        31,922   (384)      (762)   50,063
Shares issued under
  stock option plans                          41     203         -             -      -          -       203
Net earnings                                   -       -         -         5,463      -          -     5,463
Other comprehensive loss                       -       -      (163)            -      -          -      (163)
Income tax benefit for
  options exercised                            -      75         -             -      -          -        75
Purchase of treasury stock                     -       -         -             -   (150)    (1,148)   (1,148)
--------------------------                ------ -------    ------       -------  ------   --------  -------
BALANCE - JUNE 30, 1999                    6,876 $18,746    $  272       $37,385   (534)   $(1,910)  $54,493
==========================                ====== =======    ======       =======  ======   ========  =======

See Notes to Consolidated Financial Statements.








COMPREHENSIVE INCOME
                                            Year Ended June 30,
($000)                                1999         1998         1997
---------------------------------------------------------------------
Net earnings                        $5,463       $6,780       $7,111
Other comprehensive (loss) gain       (163)         365           (9)
---------------------------------------------------------------------
COMPREHENSIVE INCOME                $5,300       $7,145       $7,102
=====================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOW
                                                                           Year Ended June 30,
($000)                                                             1999           1998           1997
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                                    $ 5,463        $ 6,780        $ 7,111
Adjustments to reconcile net earnings to net cash
provided by operating activities:
   Depreciation                                                   4,343          3,550          2,852
   Amortization                                                     326            301            333
   (Gain) loss on foreign currency transactions                    (167)           588           (104)
   Net loss (gain) on disposal or writedown of
   property, plant and equipment                                    203            125            (32)
   Deferred income taxes                                            347           (563)          (138)
   Increase (decrease) in cash from changes in:
      Accounts receivable                                        (1,679)          (924)        (2,061)
      Inventories                                                 1,145         (2,473)        (2,633)
      Accounts payable                                           (1,522)           500          1,961
      Other operating net assets                                  1,297           (985)         1,150
----------------------------------------------------            -------        -------        -------
Net cash provided by operating activities                         9,756          6,899          8,439
----------------------------------------------------            -------        -------        -------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment                       (5,420)       (20,515)        (7,432)
Proceeds from sale of property, plant and equipment                   -              -             66
(Additions) disposals of other assets                              (600)             1             (3)
----------------------------------------------------            -------        -------        -------
Net cash used in investing activities                            (6,020)       (20,514)        (7,369)
----------------------------------------------------            -------        -------        -------
CASH FLOWS FROM FINANCING ACTIVITIES
(Payments) proceeds on short-term borrowings                     (1,790)         5,345           (728)
Proceeds from long-term borrowings                                    -          1,980            741
Payments on long-term borrowings                                    (61)           (60)           (53)
Proceeds from sale of common stock                                  203            173            285
Purchases of treasury stock                                      (1,148)             -              -
----------------------------------------------------            -------        -------        -------
Net cash (used in) provided by financing activities              (2,796)         7,438            245
----------------------------------------------------            -------        -------        -------
Effect of exchange rate changes on cash and cash equivalents        458           (517)           122
----------------------------------------------------            -------        -------        -------
Net increase (decrease) in cash and cash equivalents              1,398         (6,694)         1,437

CASH AND CASH EQUIVALENTS
Beginning of year                                                 4,160         10,854          9,417
----------------------------------------------------            -------        -------        -------
End of year                                                     $ 5,558        $ 4,160        $10,854
====================================================            =======        =======        =======

<F>
See Notes to Consolidated Financial Statements.
</F>

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include II-VI Incorporated and its wholly-owned subsidiaries II-VI Worldwide, Incorporated, II-VI Delaware, Incorporated, II-VI Japan Incorporated, VLOC Incorporated, II-VI U.K. Limited, II-VI Singapore Pte., Ltd and II-VI Optics (Suzhou) Co. Ltd. (collectively the "Company"). All intercompany transactions and balances have been eliminated.

INVENTORIES Inventories are valued at the lower of cost or market, with cost determined on the first-in, first-out basis. Inventory costs include material, labor and manufacturing overhead.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are carried at cost. Major improvements are capitalized, while maintenance and repairs are generally expensed as incurred.

DEPRECIATION Depreciation for financial reporting purposes is computed primarily by the straight-line method over the estimated useful lives of the assets, which range from 3 to 20 years.

FOREIGN CURRENCY TRANSLATION For II-VI Singapore Pte., Ltd., the functional currency is the U.S. dollar. Gains and losses on the remeasurement of the local currency financial statements are included in net earnings.

For II-VI Japan Incorporated and II-VI U.K. Limited, the functional currency is the local currency. Assets and liabilities of those operations are translated into U.S. dollars using period-end exchange rates; income and expenses are translated using the average exchange rates for the reporting period. Translation adjustments are recorded as accumulated other comprehensive income within shareholders; equity.

INCOME TAXES Deferred income tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

REVENUE RECOGNITION Revenue, other than on long-term contracts, is recognized when a product is shipped. Revenue on long-term contracts is accounted for using the percentage-of-completion method, whereby revenue and profits are recognized throughout the performance period of the contract. Percentage-of-completion is determined by relating the actual cost of work performed to date to the estimated total cost for each contract. Losses on contracts are recorded in full when identified.











EARNINGS PER SHARE The following table sets forth the computation of earnings per share for the periods indicated:

                                         Year Ended June 30,
(000 except per share data)          1999        1998        1997
-----------------------------------------------------------------
Net earnings                        $5,463      $6,780     $7,111
Divided by:
  Weighted average common
       shares outstanding            6,360       6,437      6,359
-----------------------------------------------------------------
Basic earnings per share            $ 0.86      $ 1.05     $ 1.12

Net earnings                        $5,463       6,780     $7,111
Divided by:
  Weighted average common
       shares outstanding            6,360       6,437      6,359
  Dilutive effect of common
          stock equivalents            130         237        255
-----------------------------------------------------------------
  Dilutive weighted average common
                shares outstanding   6,490       6,674      6,614
-----------------------------------------------------------------
Diluted earnings per share          $ 0.84     $ 1.02      $ 1.08
=================================================================

CASH AND CASH EQUIVALENTS For purposes of the statement of cash flows, the Company considers highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. The majority of cash and cash equivalents is invested in investment grade money market type instruments. Cash to fund current operations of foreign subsidiaries is on deposit at banks in Japan, Singapore, China and the United Kingdom.

NATURE OF BUSINESS The Company designs, manufactures and markets optical and electro-optical components, devices and materials for infrared, near-infrared, visible light, x-ray and gamma-ray instrumentation. The Company markets its products in the United States through its direct sales force and worldwide through its wholly-owned subsidiaries, distributors and agents.

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

  DEBT OBLIGATIONS The fair values of debt obligations are established based upon market values of similar issues. The fair values and carrying amounts of the Company's debt obligations, specifically the line of credit, Yen loan and the PIDA loan, are approximately equivalent.

The Company has entered into foreign currency forward exchange contracts in order to hedge its currency exposure in Japan. Gains and losses on those contracts are recognized as they occur. At June 30, 1999 and 1998, the Company had foreign currency forward exchange contracts outstanding of approximately $1,430,000 and $1,290,000, respectively. The counterparties to these foreign currency forward exchange contracts are large financial institutions, and the Company does not believe that it is subject to any significant credit risk associated with these contracts.

CONCENTRATIONS OF CREDIT RISK Concentrations of credit risk with respect to accounts receivable are limited due to the Company's large number of customers. However, a significant portion of accounts receivable is from European distributors of the Company's products. Although the Company does not currently foresee a credit risk associated with these receivables, repayment is dependent upon the financial stability of these distributors.

COMPREHENSIVE INCOME During fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" which requires the Company to report and disclose a measure ("comprehensive income") of all changes in shareholders' equity that result from transactions and other economic events of the period other than transactions with owners. Accumulated other comprehensive income consists solely of cumulative translation adjustments. The Company has presented accumulated other comprehensive income as a component of the statement of shareholders' equity.


Note B  INVENTORIES

The components of inventories are as follows:

                             June 30,
($000)                    1999       1998
-----------------------------------------
Raw materials           $3,014   $  3,220
Work in process          3,731      3,633
Finished goods           2,351      3,203
-----------------------------------------
                        $9,096    $10,056
=========================================




Note C  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (at cost) consists of the following:

                                           June 30,
($000)                                  1999       1998
-------------------------------------------------------
Land and land improvements          $  1,501   $  1,501
Buildings and improvements            19,559     16,951
Machinery and equipment               40,758     37,980
-------------------------------------------------------
                                      61,818     56,432

Less accumulated depreciation         24,863     20,545
-------------------------------------------------------
                                     $36,955    $35,887
=======================================================

The interest capitalized associated with the construction of buildings and improvements approximated $166,000 during the year ended June 30, 1998. No interest was capitalized during the years ended June 30, 1999 and 1997.

Note D  DEBT

The components of debt are as follows:
                                                             June 30,
($000)                                                    1999     1998
-----------------------------------------------------------------------
Line of credit, interest at the Euro-Rate, as defined,
    plus 0.75%, payable in full in March 2000           $4,000   $5,500
Term note, interest at 1.70%, payable in monthly
    installments through October 1999                       82      283
Term note, interest at 2.125%, payable in monthly
    installments through July 1998, with a final
    principal payment made in August 1998                    -       50
-----------------------------------------------------------------------
Notes payable                                            4,082    5,833

Pennsylvania Industrial Development Authority
    (PIDA) term note, interest at 3%, payable in
    monthly installments through October 2011              632      671
Term note, interest at the Japanese Yen Base Rate,
    as defined, plus 1.49% up to a maximum rate of
    3.74%, principal payable in full in September 2002   1,957    1,681
Term note, interest at 7.5%, payable in monthly
    installments through August 1999                         3       24
-----------------------------------------------------------------------
                                                         2,592    2,376
Current maturities                                         (43)     (68)
-----------------------------------------------------------------------
Long-term debt                                           $2,549  $2,308
=======================================================================

On December 31, 1997, the Company entered into a $10.0 million unsecured line of credit agreement with PNC Bank, which was scheduled to expire December 30, 1998. The Company received an extension of the expiration date from PNC Bank to March 31, 1999. On March 26, 1999, the Company replaced its $10.0 million unsecured line of credit agreement with a $15.0 million unsecured line of credit agreement with PNC Bank that expires on March 25, 2000. This line of credit may be extended upon mutual agreement of the Company and PNC Bank for an additional two years . The average interest rate in effect as of June 30, 1999 was 5.86%. The average outstanding borrowings under this line of credit were $5.7 million and $1.8 million during the year ended June 30, 1999 and 1998, respectively. The Company is subject to certain restrictive covenants under this agreement.

In September 1997, the Company secured a 237 million Yen loan with PNC Bank. Interest is at a rate equal to the lesser of the floating rate or the maximum rate as defined in the loan agreement. The floating rate is equal to the Japanese Yen Base Rate, as defined, plus 1.49% and the maximum rate is 3.74%. On June 30, 1999, the Japanese Yen Base Rate was 0.18% and the floating rate was 1.67%.

The Company has a line of credit facility with a Singapore bank which permits maximum borrowings of approximately $475,000. Borrowings are payable upon demand with interest being charged at the rate of 1.5% above the bank's prevailing prime lending rate. The interest rate at June 30, 1999 was 6.5%. At June 30, 1999 and 1998 there were no outstanding borrowings under this facility.

The aggregate annual amounts of principal payments required on the long-term debt are as follows:

($000)                     Year Ended June 30,
----------------------------------------------
2000                            $     43
2001                                  44
2002                                  45
2003                               2,004
2004                                  49
Thereafter                           407
==============================================

Interest payments made during the years ended June 30, 1999, 1998 and 1997 totaled approximately $450,000, $23,000, and $56,000, respectively.


Note E  INCOME TAXES

The components of income tax expense are as follows:

                             Year Ended June 30,
($000)                  1999        1998       1997
----------------------------------------------------
Current:
  Federal             $2,033      $2,843     $2,754
  State                  121         463        202
  Foreign                 74          65         55
----------------------------------------------------
                       2,228       3,371      3,011
Deferred                 347        (563)      (138)
----------------------------------------------------
                      $2,575      $2,808     $2,873
====================================================




Principal items comprising deferred income taxes are as follows:

                                                       June 30,
($000)                                            1999          1998
--------------------------------------------------------------------
Deferred income tax liabilities
Tax over book accumulated depreciation          $1,496        $  978
Intangible assets                                  532           613
--------------------------------------------------------------------
Deferred income tax liability - long-term       $2,028        $1,591
====================================================================

Deferred income tax assets
Inventory capitalization                        $  266        $  264
Non-deductible accruals                            456           431
--------------------------------------------------------------------
Deferred income tax asset - current             $  722        $  695
====================================================================

Net operating loss carryforward                 $  193        $  548
Valuation allowance                                (48)         (274)
--------------------------------------------------------------------
Deferred income tax asset - long-term
  (included in other assets)                    $  145        $  274
====================================================================

The reconciliation of income tax expense at the statutory federal rate to the reported income tax expense is as follows:

                                                          Year Ended June 30,
($000)                                          1999    %      1998    %      1997    %
----------------------------------------------------------------------------------------
Taxes at statutory rate                       $2,733   34    $3,260   34   $ 3,395   34
Increase (decrease) in taxes resulting from:
  State income taxes - net of federal benefit    112    1       306    3       133    1
  Excludable Foreign Sales Corporation income   (106)  (1)     (173)  (2)      (80)   -
  Excludable foreign income                     (617)  (7)     (407)  (4)     (503)  (5)
  Foreign taxes                                    -    -         -    -        36    -
  Non-deductible expenses                         14    -        26    -        20    -
  Other                                          439    5      (204)  (2)     (128)  (1)
--------------------------------------------  -------  ---   -------- ---  --------  ---
                                              $2,575   32    $2,808   29   $ 2,873   29
============================================  =======  ===   ======== ===  ========  ===

One of the Company's foreign subsidiaries operates under a tax holiday and does not pay income taxes. The tax holiday expires in March 2000.

During the years ended June 30, 1999, 1998 and 1997, cash paid by the Company for income taxes was approximately $1,134,000, $3,665,000, and $2,660,000, respectively.

The ultimate realization of the long-term deferred tax asset depends on the Company's ability to generate sufficient taxable income at II-VI Japan, the source of the net operating loss carryforward. Due to the limited operating history of II-VI Japan, the Company provided a valuation allowance against the long-term deferred tax asset as of June 30, 1999 and 1998.

The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested outside the United States. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $3,541,000 and $2,638,000 would have been required as of June 30, 1999 and 1998, respectively.

The sources of differences resulting in deferred income tax expense (credit) and the related tax effect of each were as follows:

                                          Year Ended June 30,
($000)                                1999        1998       1997
------------------------------------------------------------------
Depreciation and amortization         $241       $ (22)     $(136)
Inventory capitalization                24        (138)       (30)
Net operating loss carryforward
  less valuation allowance             129        (274)         -
Other - primarily
  nondeductible accruals               (47)       (129)        28
------------------------------------------------------------------
                                      $347       $(563)     $(138)
==================================================================

Note F  OPERATING LEASES

The Company leases certain property under operating leases that expire at various dates through fiscal 2001. Future rental commitments applicable to the operating leases at June 30, 1999 are approximately $360,000 and $36,000 for fiscal 2000 and 2001, respectively. Rent expense was approximately $397,000, $475,000 and $519,000 for the years ended June 30, 1999, 1998 and 1997, respectively.

Note G  STOCK OPTION PLANS

The Company has a stock option plan under which stock options have been granted by the Board of Directors to certain officers and key employees, with 1,560,000 shares of common stock reserved for use under this plan. All options to purchase shares of common stock granted to-date have been at market price at the date of grant. Generally, twenty percent of the options granted may be exercised one year from the date of grant with comparable annual increases on a cumulative basis each year thereafter. The stock option plan also has vesting provisions predicated upon the death, retirement or disability of the optionee. The amount available for future grants under the stock option plan was 314,169 as of June 30, 1999.

The Company has a nonemployee directors stock option plan with 120,000 shares of common stock reserved for use under this plan. The plan provides for the automatic grant of options to purchase 15,000 shares to each nonemployee director at the fair value on the date of shareholder approval of the plan and a similar grant for each nonemployee director that joins the Board prior to October 1999. Twenty percent of the options granted may be exercised one year from the date of grant with comparable annual increases on a cumulative basis each year thereafter. The amount available for future grants under the nonemployee directors stock option plan was 60,000 as of June 30, 1999.

All stock options expire 10 years after the grant date.

Stock option activity relating to the plans in each of the three years in the period ended June 30, 1999 is as follows:

                              Number of          Weighted
                            Shares Subject   Average Exercise
Options                       to Option       Price Per Share
-------------------------------------------------------------
Outstanding - July 1, 1996      609,880           $ 4.38
Granted                          86,100           $19.10
Exercised                      (109,246)          $ 2.37
Forfeited                        (1,200)          $17.50
-------------------------------------------------------------
Outstanding - June 30, 1997     585,534           $ 6.89
Exercisable - June 30, 1997     209,074           $ 3.53

-------------------------------------------------------------
Outstanding - July 1, 1997      585,534           $ 6.89
Granted                          74,597           $20.83
Exercised                       (31,840)          $ 3.64
Forfeited                        (5,800)          $ 8.31
-------------------------------------------------------------
Outstanding - June 30, 1998     622,491           $ 8.72
Exercisable - June 30, 1998     321,192           $ 6.03

-------------------------------------------------------------
Outstanding - July 1, 1998      622,491           $ 8.72
Granted                          88,414           $10.68
Exercised                       (40,980)          $ 4.94
Forfeited                       (30,930)          $14.00
=============================================================
Outstanding - June 30, 1999     638,995           $ 8.98
Exercisable - June 30, 1999     364,475           $ 6.66
=============================================================

Outstanding and exercisable options at June 30, 1999 are as follows:

                     OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
                ---------------------------------   -------------------
                          Weighted
                           Average
                          Remaining     Weighted              Weighted
  Range of               Contractual     Average               Average
  Exercise     Number of    Life        Exercise   Number of  Exercise
   Prices        Shares    (Years)        Price      Shares     Price
-------------   -------  -----------    ---------   -------   --------
$1.50 - $2.69   170,380     4.02         $ 2.30     145,980    $ 2.27
$3.94 - $4.94   142,800     5.38         $ 3.99     108,600    $ 3.98
$8.50 - $11.00  173,518     7.98         $10.29      48,476    $ 9.88
$15.25 - $19.25  66,297     7.24         $17.42      27,579    $17.32
$20.00 - $25.25  86,000     8.34         $21.33      33,840    $20.96
---------------------------------------------------------------------
                638,995     6.32         $ 8.98     364,475    $ 6.66
=====================================================================

The Company uses the intrinsic value approach specified in Accounting Principles Board Opinion No. 25 in accounting for stock options. Had the Company determined compensation costs based upon the fair value of the options at the grant dates in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," its net earnings for 1999, 1998 and 1997 would have been reduced by $350,000, $263,000 and $177,000 or $.05, $.04 and $.03 per diluted share, respectively.

The pro forma adjustments were calculated using the Black-Scholes option pricing model under the following weighted-average assumptions in each fiscal year:

                                      1999          1998          1997
-------------------------------------------------------------------------
Risk free interest rate               6.0%          5.7%          6.4%
Expected volatility                    64%           44%           68%
Expected life of options           5.95 years    7.33 years    7.33 years
Expected dividends                    none          none          none
=========================================================================

Based on the option pricing model, options granted during fiscal
1999, 1998 and 1997 had fair values of $6.83, $11.69 and $13.77 per share, respectively.


Note H  SEGMENT AND GEOGRAPHIC REPORTING

Effective in fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS No. 131), which requires the use of the 'management approach' model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure or any other manner in which management segregates a company.

The Company's reportable segments offer similar products to different target markets. The segments are managed separately due to the production requirements and facilities that are unique to each segment. The Company has two reportable segments: Optical Components, which is an aggregation of the Company's infrared optics and material products business and the Company's VLOC subsidiary under the guidelines of SFAS No. 131, and Radiation Detectors.

The Optical Components segment is divided into the geographic locations within the United States, Singapore, China, Japan and the United Kingdom. Each geographic location is directed by a managing director and is further divided into production and administrative units that are directed by managers. The Optical Components segment designs, manufactures and markets optical and electro-optical components, devices and materials for precision use in infrared, near infrared and visible light instrumentation. The Optical Components segment includes certain general corporate management and administrative activities of the Company which are not allocated to the other segment, certain research and development activities of the Company not necessarily specific to the Optical Components segment and other unallocated charges.

The Radiation Detectors segment is located in the United States and is a division of the Company. The Radiation Detectors segment is directed by a managing director. The Radiation Detectors segment is further divided into production and administrative units that are directed by managers. The Radiation Detectors segment develops and markets solid-state x-ray and gamma-ray products for the nuclear radiation detection industry.

The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies. Substantially all of the Company's corporate expenses are allocated to the segments. The Company evaluates segment performance based upon reported segment profit or loss from operations. Inter-segment sales and transfers are insignificant.

Net revenues from external customers attributable to the Company's foreign operations, primarily II-VI Japan and II-VI Singapore Pte., Ltd. were $14,535,000, $16,950,000 and $14,177,000 in fiscal 1999,
1998 and 1997, respectively. Identifiable assets of the Company's foreign operations, primarily II-VI Singapore Pte., Ltd. are $10,131,000, $8,208,000 and $7,589,000 as of June 30, 1999, 1998 and
1997, respectively.

                                     Optical      Radiation
(000's)                             Components    Detectors    Totals
---------------------------------------------------------------------
1999
Net revenues                           $56,127     $ 5,623    $61,750
Income (loss) from operations            9,375      (1,136)     8,239
Interest expense                             -           -        415
Other income, net                            -           -       (214)
Earnings before income taxes                 -           -      8,038

Depreciation                             3,635         708      4,343
Segment assets                          62,390       8,453     70,843
Expenditures for property,
       plant and equipment               4,925         495      5,420

---------------------------------------------------------------------
1998
Net revenues                           $57,100     $ 4,240    $61,340
Income (loss) from operations           12,223      (2,458)     9,765
Interest expense                             -           -         23
Other expense, net                           -           -        154
Earnings before income taxes                 -           -      9,588

Depreciation                             2,971         579      3,550
Segment assets                          59,069       8,705     67,774
Expenditures for property,
       plant and equipment              14,922       5,593     20,515

---------------------------------------------------------------------
1997
Net revenues                           $48,440     $ 4,301    $52,741
Income (loss) from operations           10,216        (720)     9,496
Interest expense                             -           -         56
Other income, net                            -           -       (544)
Earnings before income taxes                 -           -      9,984

Depreciation                             2,510         342      2,852
Segment assets                          51,512       3,000     54,512
Expenditures for property,
       plant and equipment               6,723         709      7,432
=====================================================================

Note I  EMPLOYEE BENEFIT PLANS

Eligible employees of the Company participate in a profit sharing retirement plan. Contributions to the plan are made at the discretion of the Company's Board of Directors and were approximately $579,000, $711,000 and $740,000 in 1999, 1998 and
1997, respectively.

The Company has an employee stock purchase plan for employees who have completed six months of continuous employment with the Company. The employee may purchase the common stock at 5% below the prevailing market price. The amount of shares which may be bought by an employee is limited to 10% of the employee's base pay for each fiscal year. The plan, as amended, limits the number of shares of common stock available for purchase to 200,000 shares. At June 30, 1999, 114,632 shares of common stock were available for purchase under the plan.

The Company has no program for postretirement health and welfare and postemployment benefits.

The II-VI Incorporated Deferred Compensation Plan (the "Plan") is designed to allow officers and key employees of the Company to defer receipt of compensation into a trust fund for retirement purposes. The Plan is a nonqualified, defined contribution employees' retirement plan. At the Company's discretion, the Plan may be funded by the Company making contributions based on compensation deferrals, matching contributions and discretionary contributions. Compensation deferrals will be based on an election by the participant to defer a percentage of compensation under the Plan. All assets in the Plan are subject to claims of the Company's creditors until such amounts are paid to the Plan participants. Employees of the Company made contributions to the Plan in the amount of approximately $30,000, $67,000 and $139,000 in 1999, 1998 and 1997, respectively.