Form 10-K405, Exhibit 13
period 2000-06-30
II-VI INC
filed 2000-09-27
CIK 820318

MANAGEMENT'S DISCUSSION & ANALYSIS

RESULTS OF OPERATIONS

Fiscal 2000 Compared to Fiscal 1999

OVERVIEW Net earnings increased 36% in fiscal 2000 to $7.4 million from $5.5 million in fiscal 1999. Revenues grew 20% to $73.8 million in fiscal 2000 from $61.8 million last fiscal year. Bookings increased 38% to $83.0 million in fiscal 2000 from $60.0 million in fiscal 1999. Order backlog increased 51% to $27.2 million at June 30, 2000 from $18.0 million at June 30, 1999 as a result of bookings outpacing shipments in fiscal 2000. Manufacturing orders comprised 99% of the backlog at June 30, 2000, compared to 97% of the backlog at June 30, 1999.

NET EARNINGS Net earnings increased 36% in fiscal 2000 to $7.4 million from $5.5 million in fiscal 1999. The major contributors to the net earnings increase were higher revenues and higher gross margins. Each of these are explained further in this section.

BOOKINGS Bookings increased 38% to $83.0 million in fiscal 2000 compared to $60.0 million in fiscal 1999. Manufacturing bookings increased by approximately $22.3 million while contract research and development bookings increased by approximately $0.7 million. Bookings for laser optics and component products increased approximately 35% and bookings for the eV PRODUCTS division (radiation detectors) increased approximately 60%. The increase was attributable to strong demand for the Company's laser optics and component products and continued acceptance of products of the eV PRODUCTS division.

REVENUES Revenues grew 20% to $73.8 million in fiscal 2000 compared to $61.8 million last fiscal year. Revenues for laser optics and component products increased approximately 20% while revenues from the eV PRODUCTS division were consistent with the previous year. The increase was attributable to strong demand for the Company's laser optics and component products.

COSTS AND EXPENSES Manufacturing gross margin was $30.6 million or 42% of net sales in fiscal 2000 compared to $23.7 million or 39% of net sales in fiscal 1999. The dollar increase was attributable to higher sales volume, particularly sales of infrared optics and materials. The increase in gross margin as a percentage of net sales reflects productivity gains and cost control programs, lower per unit cost associated with higher production volume for laser optics and component products and a strengthened Japanese Yen.

Contract research and development gross margin was $455,000 or 28% of contract research and development revenues in fiscal 2000 compared to $395,000 or 28% of contract research and development revenues in fiscal 1999. The Company has increased the amount of contract research and development projects it undertakes.

Company-funded internal research and development increased to $2.8 million in fiscal 2000 from $2.3 million in fiscal 1999. The Company continues to expand its internal research and development projects, including projects associated with developing nuclear radiation detectors, infrared optics and materials and silicon carbide.

Selling, general and administrative expenses were $17.9 million or 24% of revenues in fiscal 2000 compared to $13.6 million or 22% of revenues in fiscal 1999. This dollar increase is attributable to higher general and administrative expenses needed to support the Company's growth.
The increase in selling, general and administrative expenses as a percentage of net revenues is attributable to increased compensation expense associated with the Company's worldwide profit-driven bonus programs and increased professional service expenses.

Other expense, including interest expense, was $415,000 in fiscal 2000 compared to other expense of $201,000 in fiscal 1999. The primary reason for the increase in other expense is due to foreign currency losses as a result of the fluctuations of foreign currencies relative to the U.S. dollar as compared to foreign currency gains in the prior year.

The effective corporate income tax rate was 25% in fiscal 2000 compared to 32% in fiscal 1999. The decrease in the effective income tax rate is primarily attributable to an increase in the utilization of the tax savings available to the Company from its foreign sales corporation.


Fiscal 1999 Compared to Fiscal 1998

OVERVIEW Net earnings decreased 19% in fiscal 1999 to $5.5 million from $6.8 million in fiscal 1998. Revenues grew 1% to $61.8 million in fiscal 1999 compared to $61.3 million in fiscal 1998. Bookings decreased 7% to $60.0 million in fiscal 1999 compared to $64.2 million in fiscal 1998. Order backlog decreased 9% to $18.0 million at June 30, 1999 from $19.8 million at June 30, 1998 as a result of shipments exceeding bookings in fiscal 1999. Manufacturing orders comprised 97% of the backlog at June 30, 1999, compared to 93% of backlog at June 30, 1998.

NET EARNINGS Net earnings decreased 19% in fiscal 1999 to $5.5 million from $6.8 million in fiscal 1998. The major contributors to the net earnings decrease were lower manufacturing gross margins, higher internal research and development expenses and a higher effective tax rate. Each of these are explained further in this section.

BOOKINGS Bookings decreased 7% to $60.0 million in fiscal 1999 compared to $64.2 million in fiscal 1998. Bookings of the Company's VLOC subsidiary and infrared optics and material products decreased by a total of approximately 10% while bookings of the eV PRODUCTS division increased by approximately 10%.

REVENUES Revenues grew 1% to $61.8 million in fiscal 1999 compared to $61.3 million in fiscal 1998. Revenues from contract research and development decreased to $1.4 million in fiscal 1999 from $2.2 million in fiscal 1998. Revenues of the eV PRODUCTS division increased approximately 30%, revenues from the Company's VLOC subsidiary decreased approximately 10% and revenues from infrared optics and material products remained consistent as compared to fiscal 1998.

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

Other expense, including interest expense, increased to $201,000 in fiscal 1999 from $177,000 in fiscal 1998. Interest expense increased to $415,000 in fiscal 1999 from $23,000 in fiscal 1998. The primary reasons for the increase in interest expense are increased borrowings on the Company's line of credit facility and the absence of the capitalization of interest during fiscal 1999. During fiscal 1999, the Company wrote down certain assets held for sale by approximately $200,000. These expenses were partially offset by the occurrence of foreign currency gains due to the strengthening of the Japanese Yen against the U.S. dollar.

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

The largest sources of the $12.5 million in cash generated from operations in fiscal 2000 was $12.4 million in net earnings before depreciation and amortization, an increase in accounts payable of $1.7 million and a decrease in other operating net assets of $3.2 million. This increase in cash was partially offset by an increase in inventory of $4.5 million. The increase in accounts payable, the decrease in other operating net assets, and the increase in inventory was attributable to the increased business activity of the Company.

The Company invested $8.9 million in capital expenditures during fiscal 2000. These expenditures focused on automation of processes, facility improvements and investments in new business opportunities. Planned discretionary capital expenditures for fiscal 2001 of approximately $12.0 million will focus on automation of processes, expansion of facilities and equipment and investments in new business opportunities.

The Company had a $15.0 million unsecured line of credit with PNC Bank that was scheduled to expire on March 24, 2001. At June 30, 2000, $12.2 million was available under this facility. The line of credit could have been extended upon mutual agreement of the Company and PNC Bank for an additional year. On August 14, 2000, the Company replaced its $15.0 million unsecured credit agreement with a $45.0 million secured line of credit agreement in connection with the Company's acquisition of Laser Power Corporation. This facility has a five year life and contains term and line of credit borrowing options. This facility is secured by certain assets of the Company and is subject to certain restrictive covenants, including those related to minimum net worth, leverage and interest coverage. This facility has an interest rate range of LIBOR plus 0.88% to LIBOR plus 1.50%.

The Company believes internally generated funds, existing cash reserves and available borrowing capacity will be sufficient to fund its working capital needs, capital expenditures and scheduled debt payments for at least fiscal 2001.

The impact of inflation on the Company's business has not been material.

MARKET RISKS The Company is exposed to market risks arising from adverse changes in interest rates and foreign currency exchange rates. In the normal course of business, the Company uses a variety of techniques and instruments as part of its overall risk management strategy.

In the normal course of business, the Company enters into foreign currency forward exchange contracts with its banks. The purpose of these contracts is to hedge the impact of foreign currency fluctuations on committed or anticipated foreign currency positions. The Company monitors its positions and the credit ratings of the parties to these contracts. While the Company may be exposed to potential losses due to risk in the event of non-performance by the counterparties to these financial instruments, it does not anticipate such losses. The Company entered into a low interest rate, 237 million Yen loan with PNC Bank in September 1997 in an effort to minimize the foreign currency exposure in Japan. A change in the interest rate of 1% would have changed the interest expense by approximately $75,000 and a 10% change in the Yen to dollar exchange rate would have changed revenues by approximately $900,000 for the year ended June 30, 2000.

This Management's Discussion and Analysis and the Letters to Shareholders contained in the Annual Report to Shareholders contain forward looking statements as defined by Section 21E of the Securities Exchange Act of 1934, as amended, including the statements regarding projected growth rates, markets, product development, financial position, capital expenditures and foreign currency hedging. Forward-looking statements are also identified by words such as "expects," "anticipates," "intends," "plans," "projects" or similar expressions.

Actual results could materially differ from such statements due to the following factors: materially adverse changes in economic or industry conditions generally (including capital markets) or in the markets served by the Company, the development and use of new technology and the actions of competitors.

There are additional risk factors that could affect the Company's business, results of operations or financial condition. Investors are encouraged to review the risk factors set forth in the Company's most recent Form 10-K as filed with the Securities and Exchange Commission.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet at fair value. This statement has been amended by SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the effective date of SFAS No. 133." This statement is effective for the Company's fiscal year beginning July 1, 2000. The Company does not believe that adoption will have a material effect on its financial position or results of operations.

LASER POWER CORPORATION ACQUISITION On August 14, 2000, the Company increased its ownership in Laser Power Corporation from approximately 13% to approximately 88%, giving the Company a controlling interest. This approximately 75% additional ownership was acquired for a total consideration of approximately $22.3 million in cash and the issuance of 739,000 shares of the Company common stock.

OTHER MATTERS The Company experienced no material problems with its information and non-information systems, or those of its vendors, customers or financial institutions, as a result of the date change to the Year 2000.


FIVE-YEAR FINANCIAL SUMMARY
                                                      Year Ended June 30,
(000 except per share data)           2000       1999       1998       1997       1996
----------------------------        -------    -------    -------    -------    -------
STATEMENT OF EARNINGS
Net revenues                        $73,810    $61,750    $61,340    $52,741    $37,940
Net earnings                        $ 7,440    $ 5,463    $ 6,780    $ 7,111    $ 4,371
Basic earnings per share            $  0.58    $  0.43    $  0.53    $  0.56    $  0.37
Diluted earnings per share          $  0.56    $  0.42    $  0.51    $  0.54    $  0.35
Diluted weighted average
   shares outstanding                13,176     12,980     13,348     13,228     12,506
---------------------------         -------    -------    -------    -------    -------

[FN]
Share and per share data was adjusted to reflect the two-for-one stock split in September 2000 (fiscal 2001).

                                                          June 30,
($000)                                 2000       1999       1998       1997       1996
---------------------------         -------    -------    -------    -------    -------
BALANCE SHEET
Working capital                     $24,335    $17,590    $13,420    $21,089    $16,687
Total assets                         87,736     70,843     67,774     54,512     44,169
Total debt                            5,585      6,674      8,209      1,346      1,461
Retained earnings                    44,825     37,385     31,922     25,142     18,031
Shareholders' equity                 65,833     54,493     50,063     42,522     34,403
---------------------------         -------    -------    -------    -------    -------

[FN]
For the five-year period ended June 30, 2000, no dividends were declared.


QUARTERLY FINANCIAL DATA
FISCAL 2000                                                      QUARTER ENDED
($000 except per share data)                 9/30/99        12/31/99        3/31/00        6/30/00
-----------------------------------------    -------        --------        -------        -------
Net revenues                                 $16,198         $16,874        $19,781        $20,957
Cost of goods sold                             9,286           9,644         11,315         12,501
Internal research and development                623             602            744            875
Selling, general and administrative            3,806           4,208          4,933          4,942
Interest and other expense (income) - net         13              35            164            203
-----------------------------------------    -------        --------        -------        -------
Earnings before income taxes                   2,470           2,385          2,625          2,436
Income taxes                                     731             715            574            456
-----------------------------------------    -------        --------        -------        -------
Net earnings                                   1,739           1,670          2,051          1,980
-----------------------------------------    -------        --------        -------        -------
Basic earnings per share                     $  0.14         $  0.13        $  0.16        $  0.15
-----------------------------------------    -------        --------        -------        -------
Diluted earnings per share                   $  0.13         $  0.13        $  0.15        $  0.15
=========================================    =======        ========        =======        =======

FISCAL 1999                                                      QUARTER ENDED
($000 except per share data)                 9/30/98        12/31/98        3/31/99        6/30/99
-----------------------------------------    -------        --------        -------        -------
Net revenues                                 $13,793         $15,210        $15,538        $17,209
Cost of goods sold                             9,204           9,382          8,938         10,107
Internal research and development                578             574            617            548
Selling, general and administrative            3,007           3,436          3,592          3,528
Interest and other expense (income) - net        107            (107)           168             33
-----------------------------------------    -------        --------        -------        -------
Earnings before income taxes                     897           1,925          2,223          2,993
Income taxes                                     268             623            725            959
-----------------------------------------    -------        --------        -------        -------
Net earnings                                     629           1,302          1,498          2,034
-----------------------------------------    -------        --------        -------        -------
Basic earnings per share                     $  0.05         $  0.10        $  0.12        $  0.16
-----------------------------------------    -------        --------        -------        -------
Diluted earnings per share                   $  0.05         $  0.10        $  0.12        $  0.16
=========================================    =======        ========        =======        =======

[FN]
Per share data was adjusted to reflect the two-for-one stock split in September 2000 (fiscal 2001).

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF II-VI INCORPORATED AND
SUBSIDIARIES:

We have audited the accompanying consolidated balance sheets of II-VI Incorporated and subsidiaries as of June 30, 2000 and 1999, and the related consolidated statements of earnings, shareholders' equity, comprehensive income and cash flow for each of the three years in the period ended June 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of II-VI Incorporated and subsidiaries as of June 30, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Pittsburgh, Pennsylvania
August 4, 2000 (August 14, 2000 as to Notes D and J and
                September 20, 2000 as to Note K)

CONSOLIDATED BALANCE SHEETS
                                                                       June 30,
($000)                                                          2000              1999
-----------------------------------------------------------  -------           -------
CURRENT ASSETS
Cash and cash equivalents                                    $ 6,330           $ 5,558
Accounts receivable - less allowance for doubtful accounts
      of $575 at June 30, 2000 and $457 at June 30, 1999      14,202            13,070
Inventories                                                   13,738             9,096
Deferred income taxes                                            896               722
Prepaid and other current assets                               1,184               567
-----------------------------------------------------------  -------           -------
Total Current Assets                                          36,350            29,013
PROPERTY, PLANT & EQUIPMENT, NET                              40,883            36,955
AVAILABLE FOR SALE SECURITIES                                  6,261                 -
OTHER ASSETS                                                   4,242             4,875
-----------------------------------------------------------  -------           -------
                                                             $87,736           $70,843
===========================================================  =======           =======

CURRENT LIABILITIES
Notes payable                                                $     -           $ 4,082
Accounts payable                                               3,726             1,934
Accrued salaries, wages and bonuses                            4,685             2,836
Income taxes payable                                             222               367
Accrued profit sharing contribution                              812               580
Other accrued liabilities                                      2,526             1,581
Current portion of long-term debt                                 44                43
-----------------------------------------------------------  -------           -------
Total Current Liabilities                                     12,015            11,423
LONG-TERM DEBT                                                 5,541             2,549
OTHER LIABILITIES, PRIMARILY DEFERRED INCOME TAXES             4,347             2,378
COMMITMENTS & CONTINGENCIES                                        -                 -
SHAREHOLDERS' EQUITY
Preferred stock, no par value;
  authorized - 5,000,000 shares; none issued                       -                 -
Common stock, no par value; authorized
  - 30,000,000 shares;
  issued - 13,976,102 shares at June 30, 2000;
  13,751,532 shares at June 30, 1999                          20,454            18,746
Accumulated other comprehensive income                         2,464               272
Retained earnings                                             44,825            37,385
-----------------------------------------------------------  -------           -------
                                                              67,743            56,403
Less treasury stock at cost, 1,068,880 shares                  1,910             1,910
-----------------------------------------------------------  -------           -------
TOTAL SHAREHOLDERS' EQUITY                                    65,833            54,493
-----------------------------------------------------------  -------           -------
                                                             $87,736           $70,843
===========================================================  =======           =======

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS
                                                        Year Ended June 30,
($000 except per share data)                2000               1999               1998
-----------------------------------      -------            -------            -------
REVENUES
Net sales:
  Domestic                               $35,983            $31,495            $31,705
  International                           36,176             28,819             27,429
Contract research and development          1,651              1,436              2,206
-----------------------------------      -------            -------            -------
                                          73,810             61,750             61,340
-----------------------------------      -------            -------            -------
COSTS, EXPENSES AND
    OTHER EXPENSE (INCOME)
Cost of goods sold                        41,550             36,590             34,049
Contract research and development          1,196              1,041              1,690
Internal research and development          2,844              2,317              1,568
Selling, general and administrative       17,889             13,563             14,268
Interest expense                             349                415                 23
Other expense (income) - net                  66               (214)               154
-----------------------------------      -------            -------            -------
                                          63,894             53,712             51,752
-----------------------------------      -------            -------            -------
EARNINGS BEFORE INCOME TAXES               9,916              8,038              9,588
INCOME TAXES                               2,476              2,575              2,808
-----------------------------------      -------            -------            -------
NET EARNINGS                             $ 7,440            $ 5,463            $ 6,780
-----------------------------------      -------            -------            -------
BASIC EARNINGS PER SHARE                 $  0.58            $  0.43            $  0.53
-----------------------------------      -------            -------            -------
DILUTED EARNINGS PER SHARE               $  0.56            $  0.42            $  0.51
===================================      =======            =======            =======

[FN]
See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY                                      Accumulated
                                                            Other
                                                         Comprehensive  Retained
                                           Common Stock     Income      Earnings  Treasury Stock      Total
                                          Shares  Amount                          Shares   Amount
                                          ------ -------    ------       -------  ------   --------  -------
(000)
BALANCE - JULY 1, 1997                    13,606 $18,072    $   70       $25,142   (769)   $  (762)  $42,522
Shares issued under
  stock option plans                          64     173         -             -      -          -       173
Net earnings                                   -       -         -         6,780      -          -     6,780
Other comprehensive income, net of tax         -       -       365             -      -          -       365
Income tax benefit for
  options exercised                            -     223         -             -      -          -       223
------------------------                  ------ -------    ------       -------  ------   --------  -------
BALANCE - JUNE 30, 1998                   13,670  18,468       435        31,922   (769)      (762)   50,063
Shares issued under
  stock option plans                          82     203         -             -      -          -       203
Net earnings                                   -       -         -         5,463      -          -     5,463
Other comprehensive loss, net of tax           -       -      (163)            -      -          -      (163)
Income tax benefit for
  options exercised                            -      75         -             -      -          -        75
Purchase of treasury stock                     -       -         -             -   (300)    (1,148)   (1,148)
--------------------------                ------ -------    ------       -------  ------   --------  -------
BALANCE - JUNE 30, 1999                   13,752  18,746       272        37,385 (1,069)    (1,910)   54,493
Shares issued under
  stock option plans                         224     681         -             -      -          -       681
Net earnings                                   -       -         -         7,440      -          -     7,440
Other comprehensive income, net of tax         -       -     2,192             -      -          -     2,192
Income tax benefit for
  options exercised                            -   1,027         -             -      -          -     1,027
------------------------                  ------ -------    ------       -------  ------   --------  -------
BALANCE - JUNE 30, 2000                   13,976 $20,454    $2,464       $44,825 (1,069)   $(1,910)  $65,833
==========================                ====== =======    ======       =======  ======   ========  =======

[FN]
See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year Ended June 30,                             2000         1999         1998
($000)
Net earnings                                  $7,440       $5,463       $6,780
Other comprehensive income (loss):
  Foreign currency translation adjustments       (62)        (163)         365
  Unrealized gain on available for
  sale securities, net of tax of $1,214        2,254            -            -
Total other comprehensive income (loss)        2,192         (163)         365
COMPREHENSIVE INCOME                          $9,632       $5,300       $7,145

[FN]
See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOW
                                                                           Year Ended June 30,
($000)                                                             2000           1999           1998
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                                    $ 7,440        $ 5,463        $ 6,780
Adjustments to reconcile net earnings to net cash
provided by operating activities:
   Depreciation                                                   4,693          4,343          3,550
   Amortization                                                     307            326            301
   (Gain) loss on foreign currency transactions                    (368)          (167)           588
   Net loss (gain) on disposal or writedown of
   property, plant and equipment                                      -            203            125
   Deferred income taxes                                            662            347           (563)
   Increase (decrease) in cash from changes in:
      Accounts receivable                                          (576)        (1,679)          (924)
      Inventories                                                (4,478)         1,145         (2,473)
      Accounts payable                                            1,674         (1,522)           500
      Other operating net assets                                  3,182          1,297           (985)
----------------------------------------------------            -------        -------        -------
Net cash provided by operating activities                        12,536          9,756          6,899
----------------------------------------------------            -------        -------        -------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment                       (8,877)        (5,420)       (20,515)
Investment in unconsolidated businesses                          (2,894)             -              -
Disposals (additions) of other assets                               786           (600)             1
----------------------------------------------------            -------        -------        -------
Net cash used in investing activities                           (10,985)        (6,020)       (20,514)
----------------------------------------------------            -------        -------        -------
CASH FLOWS FROM FINANCING ACTIVITIES
(Payments) proceeds on short-term borrowings                     (1,344)        (1,790)         5,345
Proceeds from long-term borrowings                                    -              -          1,980
Payments on long-term borrowings                                    (46)           (61)           (60)
Proceeds from sale of common stock                                  681            203            173
Purchases of treasury stock                                           -         (1,148)             -
----------------------------------------------------            -------        -------        -------
Net cash (used in) provided by financing activities                (709)        (2,796)         7,438
----------------------------------------------------            -------        -------        -------
Effect of exchange rate changes on cash and cash equivalents        (70)           458           (517)
----------------------------------------------------            -------        -------        -------
Net increase (decrease) in cash and cash equivalents                772          1,398         (6,694)

CASH AND CASH EQUIVALENTS
Beginning of year                                                 5,558          4,160         10,854
----------------------------------------------------            -------        -------        -------
End of year                                                     $ 6,330        $ 5,558        $ 4,160
====================================================            =======        =======        =======

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include II-VI Incorporated and its wholly-owned subsidiaries II-VI Worldwide, Incorporated; II-VI Delaware, Incorporated; II-VI Japan Incorporated; VLOC Incorporated; II-VI U.K. Limited; II-VI Singapore Pte., Ltd; II-VI Optics (Suzhou) Co. Ltd.; II-VI International Pte., Ltd; and II-VI Acquisition Corp. (collectively the "Company"). All intercompany transactions and balances have been eliminated.

INVENTORIES Inventories are valued at the lower of cost or market, with cost determined on the first-in, first-out basis. Inventory costs include material, labor and manufacturing overhead.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are carried at cost. Major improvements are capitalized, while maintenance and repairs are generally expensed as incurred.

DEPRECIATION AND AMORTIZATION Depreciation and amortization for financial reporting purposes is computed primarily by the straight-line method over the estimated useful lives of the assets. Depreciable useful lives range from 3 to 20 years while amortizable useful lives range from 5 to 25 years.

AVAILABLE FOR SALE SECURITIES The Company classifies its investments in equity securities that have a readily determinable fair value as available for sale and reports these investments at market value. The unrealized gains and losses, net of tax, are reported as accumulated other comprehensive income within shareholders' equity. As of June 30, 2000, the Company held available for sale securities with a market value of $6,261,000 and an historic cost of $2,794,000.

FOREIGN CURRENCY TRANSLATION For II-VI Singapore Pte., Ltd., the functional currency is the U.S. dollar. Gains and losses on the remeasurement of the local currency financial statements are included in net earnings.

For II-VI Japan Incorporated and II-VI U.K. Limited, the functional currency is the local currency. Assets and liabilities of those operations are translated into U.S. dollars using period-end exchange rates; income and expenses are translated using the average exchange rates for the reporting period. Translation adjustments are recorded as accumulated other comprehensive income within shareholders, equity.

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

EARNINGS PER SHARE The following table sets forth the computation of earnings per share for the periods indicated:

                                         Year Ended June 30,
(000 except per share data)           2000         1999         1998
Net earnings                        $ 7,440      $ 5,463      $ 6,780
Divided by:
  Weighted average common
       shares outstanding            12,756       12,720       12,874
Basic earnings per share            $  0.58      $  0.43      $  0.53

Net earnings                        $ 7,440      $ 5,463      $ 6,780
Divided by:
  Weighted average common
       shares outstanding            12,756       12,720       12,874
  Dilutive effect of common
          stock equivalents             420          260          474
  Dilutive weighted average common
                shares outstanding   13,176       12,980       13,348
Diluted earnings per share          $  0.56      $  0.42      $  0.51

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

NATURE OF BUSINESS The Company designs, manufactures and markets optical and electro-optical components, devices and materials for infrared, near-infrared, visible light, x-ray and gamma-ray, and telecommunication instrumentation and applications. The Company markets it products in the United States through its direct sales force and worldwide through its wholly-owned subsidiaries, distributors and agents.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS The following methods and assumptions were used to estimate the fair value of financial instruments:

  Cash and Cash Equivalents The carrying amount approximates fair value because of their short maturities.

  Debt Obligations The fair values of debt obligations are established based upon market values of similar issues. The fair values and carrying amounts of the Company's debt obligations, specifically the line of credit, Yen loan and the PIDA loan, are approximately equivalent.

The Company has entered into foreign currency forward exchange contracts in order to hedge its currency exposure in Japan. Gains and losses on those contracts are recognized as they occur. At June 30, 2000 and 1999, the Company had foreign currency forward exchange contracts outstanding of approximately $1,580,000 and $1,430,000, respectively. The counterparty to these foreign currency forward exchange contracts is a large financial institution, and the Company does not believe that it is subject to any significant risk associated with these contracts.

CONCENTRATIONS OF CREDIT RISK Concentrations of credit risk with respect to accounts receivable are limited due to the Company's large number of customers. However, a significant portion of accounts receivable is from European distributors. Although the Company does not currently foresee a risk associated with these receivables, repayment is dependent upon the financial stability of these distributors.

COMPREHENSIVE INCOME Comprehensive income is a measure of all changes in shareholders' equity that result from transactions and other economic events of the period other than transactions with owners. The Company has presented accumulated other comprehensive income as a component of the statement of shareholders' equity and consists of unrealized gains of $2,254,000 and foreign currency translation adjustments of $210,000 at June 30, 2000 and foreign currency translation adjustments of $272,000 at June 30, 1999.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet at fair value. This statement has been amended by SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the effective date of SFAS No. 133." This statement is effective for the Company's fiscal year beginning July 1, 2000. The Company does not believe that adoption will have a material effect on its financial position or results of operations.

Note B  INVENTORIES

The components of inventories are as follows:
                              June 30,
($000)                     2000       1999
Raw materials           $ 3,947     $3,014
Work in process           5,518      3,731
Finished goods            4,273      2,351
                        $13,738     $9,096


Note C  PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment (at cost) consists of the following:

                                           June 30,
($000)                                  2000       1999
Land and land improvements          $  1,528   $  1,501
Buildings and improvements            21,333     19,559
Machinery and equipment               47,578     40,758
                                      70,439     61,818

Less accumulated depreciation         29,556     24,863
                                     $40,883    $36,955

The interest capitalized associated with the construction of buildings and improvements approximated $166,000 during the year ended June 30, 1998. No interest was capitalized during the years ended June 30, 2000 and 1999.


Note D  DEBT

The components of debt are as follows:

                                                             June 30,
($000)                                                    2000     1999
Line of credit, interest at the Euro-Rate, as defined,
    plus 0.75%                                          $2,750   $4,000
Term note, interest at 1.70%, payable in monthly
    installments through October 1999                        -       82
Pennsylvania Industrial Development Authority
    (PIDA) term note, interest at 3%, payable in
    monthly installments through October 2011              589      632
Term note, interest at the Japanese Yen Base Rate,
    as defined, plus 1.49% up to a maximum rate of
    3.74%, principal payable in full in September 2002   2,246    1,957
Term note, interest at 7.5%, payable in monthly
    installments through August 1999                         -        3
Total debt                                               5,585    6,674
Notes payable and current maturities of long-term debt     (44)  (4,125)
Long-term debt                                           $5,541  $2,549

The Company had a $15.0 million unsecured line of credit agreement with PNC Bank that expired on March 25, 2000. This line of credit was extended for one year until March 24, 2001 upon mutual agreement of the Company and PNC Bank. The average interest rate in effect as of June 30, 2000 was 7.47%. The average outstanding borrowings under this line of credit were $4.6 million and $5.7 million during the years ended June 30, 2000 and 1999, respectively. The Company was subject to certain restrictive covenants under this agreement.

On August 14, 2000, the Company replaced its $15.0 million unsecured line of credit agreement with a $45.0 million secured credit agreement in connection with the Company's acquisition of Laser Power Corporation (see Note J). This facility has a five-year life and contains term and line of credit borrowing options. This facility is secured by certain assets of the Company and is subject to certain restrictive covenants, including those related to minimum net worth, leverage and interest coverage. This facility has an interest rate range of LIBOR plus 0.88% to LIBOR plus 1.50%.

In September 1997, the Company obtained a 237 million Yen loan with PNC Bank. Interest is at a rate equal to the lesser of the floating rate or the maximum rate as defined in the loan agreement. The floating rate is equal to the Japanese Yen Base Rate, as defined, plus 1.49% and the maximum rate is 3.74%. On June 30, 2000, the Japanese Yen Base Rate was 0.18% and the floating rate was 1.67%.

The Company has a line of credit facility with a Singapore bank which permits maximum borrowings of approximately $475,000. Borrowings are payable upon demand with interest being charged at the rate of 1.5% above the bank's prevailing prime lending rate. The interest rate at June 30, 2000 was 7.0%. At June 30, 2000 and 1999 there were no outstanding borrowings under this facility.

The aggregate annual amounts of principal payments required on the long-term debt are as follows:

($000)                     Year Ended June 30,
2001                            $     44
2002                               2,795
2003                               2,004
2004                                  49
2005                                  51
Thereafter                           642

Interest payments made during the years ended June 30, 2000, 1999 and 1998 totaled approximately $369,000, $450,000, and $23,000, respectively.


Note E  INCOME TAXES

The components of income tax expense are as follows:

                             Year Ended June 30,
($000)                  2000       1999        1998
Current:
  Federal             $1,094      $2,033     $2,843
  State                   53         121        463
  Foreign                667          74         65
                       1,814       2,228      3,371
Deferred                 662         347       (563)
                      $2,476      $2,575     $2,808

Principal items comprising deferred income taxes are as follows:
                                                       June 30,
($000)                                            2000          1999
Deferred income tax liabilities
Tax over book accumulated depreciation          $2,276        $1,496
Intangible assets                                  443           532
Available for sale securities                    1,227             -
Deferred income tax liability - long-term       $3,946        $2,028

Deferred income tax assets
Inventory capitalization                        $  385        $  266
Non-deductible accruals                            511           456
Deferred income tax asset - current             $  896        $  722

Net operating loss carryforward                 $  134        $  193
Valuation allowance                               (134)          (48)
Deferred income tax asset - long-term
  (included in other assets)                    $    -        $  145

The reconciliation of income tax expense at the statutory federal rate to the reported income tax expense is as follows:

                                                          Year Ended June 30,
($000)                                          2000    %      1999    %      1998    %
----------------------------------------------------------------------------------------
Taxes at statutory rate                       $3,371   34    $2,733   34    $3,260   34
Increase (decrease) in taxes resulting from:
  State income taxes - net of federal benefit     69    -       112    1       306    3
  Excludable Foreign Sales Corporation income   (628)  (6)     (106)  (1)     (173)  (2)
  Excludable foreign income                     (728)  (7)     (617)  (7)     (407)  (4)
  Foreign taxes                                  181    2         -    -         -    -
  Non-deductible expenses                         24    -        14    -        26    -
  Other                                          187    2       439    5      (204)  (2)
--------------------------------------------  -------  ---   -------- ---  --------  ---
                                              $2,476   25    $2,575   32    $2,808   29
============================================  =======  ===   ======== ===  ========  ===

During the years ended June 30, 2000, 1999 and 1998, cash paid by the Company for income taxes was approximately $1,572,000, $1,134,000, and $3,665,000, respectively.

The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested outside the United States. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $4,507,000 and $3,541,000 would have been required as of June 30, 2000 and 1999, respectively.

The sources of differences resulting in deferred income tax expense (credit) and the related tax effect of each were as follows:

                                          Year Ended June 30,
($000)                                2000        1999        1998
Depreciation and amortization         $691        $241       $ (22)
Inventory capitalization              (119)         24        (138)
Net operating loss carryforward        145         129        (274)
Other - primarily
  nondeductible accruals               (55)        (47)       (129)
                                      $662        $347       $(563)


Note F  OPERATING LEASES

The Company leases certain property under operating leases that expire at various dates through fiscal 2007. Future rental commitments applicable to the operating leases at June 30, 2000 are approximately $416,000, $392,000, $296,000, $132,000, $145,000 and $241,000 for
fiscal 2001, 2002, 2003, 2004, 2005 and thereafter, respectively. Rent expense was approximately $452,000, $397,000 and $475,000 for the years ended June 30, 2000, 1999 and 1998, respectively.


Note G  STOCK OPTION PLANS

The Company has a stock option plan under which stock options have been granted by the Board of Directors to certain officers and key employees, with 3,120,000 shares of common stock reserved for use under this plan. All options to purchase shares of common stock granted to-date have been at market price at the date of grant. Generally, twenty percent of the options granted may be exercised one year from the date of grant with comparable annual increases on a cumulative basis each year thereafter. The stock option plan also has vesting provisions predicated upon the death, retirement or disability of the optionee. The amount available for future grants under the stock option plan was 575,032 as of June 30, 2000.

The Company has a nonemployee directors stock option plan with 240,000 shares of common stock reserved for use under this plan. The plan provides for the automatic grant of options to purchase 30,000 shares to each nonemployee director at the fair value on the date of shareholder approval of the plan and a similar grant for each nonemployee director that joins the Board prior to October 1999. Twenty percent of the options granted may be exercised one year from the date of grant with comparable annual increases on a cumulative basis each year thereafter. The amount available for future grants under the nonemployee directors stock option plan was 120,000 as of June 30, 2000.

All stock options expire 10 years after the grant date.

Stock option activity relating to the plans in each of the three years in the period ended June 30, 2000 is as follows:

                               Number of          Weighted
                             Shares Subject   Average Exercise
Options                        to Option       Price Per Share

Outstanding - July 1, 1997     1,171,068          $ 3.45
Granted                          149,194          $10.41
Exercised                        (63,680)         $ 1.82
Forfeited                        (11,600)         $ 4.15

Outstanding - July 1, 1998     1,244,982          $ 4.36
Granted                          176,828          $ 5.34
Exercised                        (81,960)         $ 2.47
Forfeited                        (61,860)         $ 7.00

Outstanding - July 1, 1999     1,277,990          $ 4.49
Granted                           80,300          $ 9.38
Exercised                       (224,570)         $ 3.00
Forfeited                        (26,994)         $ 8.30

Outstanding - June 30, 2000    1,106,726          $ 5.04
Exercisable - June 30, 2000      733,416          $ 3.75

Outstanding and exercisable options at June 30, 2000 are as follows:

                       OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
                  ---------------------------------   -------------------
                            Weighted
                             Average
                            Remaining     Weighted              Weighted
  Range of                 Contractual     Average               Average
  Exercise       Number of    Life        Exercise   Number of  Exercise
   Prices          Shares    (Years)        Price      Shares     Price
-------------     -------  -----------    ---------   -------   --------
$0.75 - $1.34     247,240     3.58         $ 1.19     247,240    $ 1.19
$1.97 - $2.00     220,200     4.34         $ 1.99     220,200    $ 1.99
$4.25 - $6.72     347,286     7.46         $ 5.35     122,496    $ 5.05
$7.63 - $8.75     106,920     6.15         $ 8.66      63,960    $ 8.65
$10.00 - $20.00   185,080     7.74         $11.17      79,520    $10.60
                1,106,726     5.89         $ 5.04     733,416    $ 3.75


The Company uses the intrinsic value approach specified in Accounting Principles Board Opinion No. 25 in accounting for stock options. Had the Company determined compensation costs based upon the fair value of the options at the grant dates in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," its net earnings for the years ended June 30, 2000, 1999 and 1998 would have been reduced by $390,000, $350,000 and $263,000 or $.03, $.03 and $.02 per diluted share, respectively.

The pro forma adjustments were calculated using the Black-Scholes option pricing model under the following weighted-average assumptions in each fiscal year:

                                      2000          1999          1998
Risk free interest rate               6.5%          6.0%          5.7%
Expected volatility                    81%           64%           44%
Expected life of options           5.95 years    5.95 years    7.33 years
Expected dividends                    none          none          none

Based on the option pricing model, options granted during the years ended June 30, 2000, 1999 and 1998 had fair values of $6.90, $3.42 and $5.85 per share, respectively.


Note H  SEGMENT AND GEOGRAPHIC REPORTING

The Company reports its segments using the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure or any other manner in which management segregates a company.

The Company's reportable segments offer similar products to different target markets. The segments are managed separately due to the production requirements and facilities that are unique to each segment. The Company has two reportable segments: Optical Components, which is an aggregation of the Company's infrared optics and material products business and the Company's VLOC subsidiary, and Radiation Detectors, which is the Company's eV PRODUCTS division.

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

Net revenues from external customers attributable to the Company's foreign operations, primarily II-VI Japan and II-VI Singapore Pte., Ltd. were $18,599,000, $14,535,000 and $16,950,000 in for the years ended June 30, 2000, 1999 and 1998, respectively. Identifiable assets of the Company's foreign operations, primarily II-VI Singapore Pte., Ltd. and II-VI Japan are $15,382,000, $10,131,000 and $8,208,000 as of
June 30, 2000, 1999 and 1998, respectively.

                                     Optical      Radiation
(000's)                             Components    Detectors    Totals
2000
Net revenues                           $68,044     $ 5,766    $73,810
Income (loss) from operations           12,427      (2,096)    10,331
Interest expense                             -           -        349
Other income, net                            -           -         66
Earnings before income taxes                 -           -      9,916

Depreciation                             4,026         667      4,693
Segment assets                          80,086       7,650     87,736
Expenditures for property,
       plant and equipment               8,501         376      8,877
1999
Net revenues                           $56,127     $ 5,623    $61,750
Income (loss) from operations            9,375      (1,136)     8,239
Interest expense                             -           -        415
Other income, net                            -           -       (214)
Earnings before income taxes                 -           -      8,038

Depreciation                             3,635         708      4,343
Segment assets                          62,390       8,453     70,843
Expenditures for property,
       plant and equipment               4,925         495      5,420
1998
Net revenues                           $57,100     $ 4,240    $61,340
Income (loss) from operations           12,223      (2,458)     9,765
Interest expense                             -           -         23
Other expense, net                           -           -        154
Earnings before income taxes                 -           -      9,588

Depreciation                             2,971         579      3,550
Segment assets                          59,069       8,705     67,774
Expenditures for property,
       plant and equipment              14,922       5,593     20,515


Note I  EMPLOYEE BENEFIT PLANS

Eligible employees of the Company participate in a profit sharing retirement plan. Contributions to the plan are made at the discretion of the Company's Board of Directors and were approximately $812,000, $579,000 and $711,000 for the years ended June 30, 2000, 1999 and 1998, respectively.

The Company has an employee stock purchase plan for employees who have completed six months of continuous employment with the Company. The employee may purchase the common stock at 5% below the prevailing market price. The amount of shares which may be bought by an employee is limited to 10% of the employee's base pay for each fiscal year. This plan, as amended, limits the number of shares of common stock available for purchase to 400,000 shares. At June 30, 2000, 221,770 shares of common stock are available for purchase under the plan.

The Company has no program for postretirement health and welfare and postemployment benefits.

The II-VI Incorporated Deferred Compensation Plan (the "Plan") is designed to allow officers and key employees of the Company to defer receipt of compensation into a trust fund for retirement purposes. The Plan is a nonqualified, defined contribution employees' retirement plan. At the Company's discretion, the Plan may be funded by the Company making contributions based on compensation deferrals, matching contributions and discretionary contributions. Compensation deferrals will be based on an election by the participant to defer a percentage of compensation under the Plan. All assets in the Plan are subject to claims of the Company's creditors until such amounts are paid to the Plan participants. Employees of the Company made contributions to the Plan in the amount of approximately $248,000, $30,000 and $67,000 for the years ended June 30, 2000, 1999 and 1998, respectively.


NOTE J SUBSEQUENT EVENTS - LASER POWER CORPORATION ACQUISITION AND CREDIT FACILITY REPLACEMENT

On August 14, 2000, the Company increased its ownership in Laser Power Corporation from approximately 13% to approximately 88%, giving the Company a controlling interest. This approximately 75% additional ownership was acquired for a total consideration of approximately $22.3 million in cash and the issuance of 739,000 shares of the Company's common stock.

On August 14, 2000, the Company replaced its $15.0 million unsecured line of credit agreement with a $45.0 million secured credit agreement in connection with the Company's acquisition of Laser Power Corporation. This facility has a five-year life and contains term and line of credit borrowing options. This facility is secured by certain assets of the Company and is subject to certain restrictive covenants, including those related to minimum net worth, leverage and interest coverage. This facility has an interest rate range of LIBOR plus 0.88% to LIBOR plus 1.50%.


NOTE K  SUBSEQUENT EVENT - STOCK SPLIT

On August 23, 2000, the Company announced that its Board of Directors had declared a two-for-one stock split of the Company's common stock in the form of a 100% common stock dividend. The record date was September 5, 2000 and the distribution date was September 20, 2000.
All share and per share amounts included in the Company's consolidated financial statements have been restated to reflect the stock split for all periods presented.