Form 10-K, Exhibit 13
period 2001-06-30
II-VI INC
filed 2001-09-27
CIK 820318

MANAGEMENT'S DISCUSSION & ANALYSIS

OVERVIEW

During the year ended June 30, 2001 (fiscal 2001),
II-VI Incorporated and its subsidiaries (the "Company") had revenue growth of 66% to $123.3 million from $74.1 million in fiscal year 2000 as a result of a combination of internal growth and acquisitions. Growth of existing businesses, primarily in the laser optics and component product lines, added more than $18 million in fiscal 2001 revenues as compared to the prior fiscal year. Also, the Company acquired Laser Power Corporation effective August 2000, and as a result added additional $31 million to revenues for fiscal 2001.

In the fiscal 2001 first quarter, the Company declared a two-for-one stock split of the Company's common stock in the form of a 100% common stock dividend. The record date was September 5, 2000 and the distribution date was September 20, 2000.

Also, in the fiscal 2001 first quarter, the Company replaced its $15.0 million unsecured line of credit agreement with a $45.0 million secured credit agreement in connection with the Company's acquisition of Laser Power Corporation.

The Company expects cash flow from operations to continue to fund working capital needs, capital expenditures and internal growth. During fiscal 2001, the Company reinvested $16.7 million into capital projects.

RESULTS OF OPERATIONS

Fiscal 2001 Compared to Fiscal 2000

NET EARNINGS Net earnings increased 30% in fiscal 2001 to $9.5 million from $7.3 million in fiscal 2000. The major contributor to the net earnings increase were higher revenues. Each contributor is explained further in this section.

BOOKINGS Bookings increased 60% to $132.7 million in fiscal 2001 compared to $83.0 million in fiscal 2000. Order backlog increased
64% to $44.7 million at June 30, 2001 from $27.2 million at June 30, 2000 as a result of bookings outpacing shipments in fiscal 2001 and the addition of Laser Power Corporation. Manufacturing orders comprised 96% of the backlog at June 30, 2001. Manufacturing bookings increased by approximately $50.3 million, of which $39.0 million was attributable to Laser Power Corporation, while contract research and development bookings decreased by approximately $0.2 million. Bookings for laser optics and component products increased approximately 15% and bookings for the eV PRODUCTS division increased approximately 15%. These increases were attributable to strong demand for the Company's laser optics and component products and continued acceptance of products of the eV PRODUCTS division.

REVENUES Revenues grew 66% to $123.3 million in fiscal 2001 compared to $74.1 million last fiscal year. Revenues for laser optics and component products increased approximately 20% due to continued strong demand for infrared optics products, revenues from the eV PRODUCTS division increased approximately 53% due to successful market launches and other new product acceptance in the marketplace, and the Company recorded revenues from Laser Power Corporation of approximately $31.1 million.

COSTS AND EXPENSES Manufacturing gross margin was $46.1 million or 39% of net revenues in fiscal 2001 compared to $30.9 million or 43% of net revenues in fiscal 2000. The dollar increase was attributable to higher sales volume at all three of the Company's segments. Increased sales included infrared optics and materials, detector products at the eV PRODUCTS division, and sales from Laser Power Corporation. The decrease in gross margin as a percentage of net sales reflects the addition of Laser Power Corporation which has historically lower gross margins than the Company.

Contract research and development gross margin was $1.5 million or 29% of contract research and development revenues in fiscal 2001 compared to $0.5 million or 28% of contract research and development revenues in fiscal 2000. The Company has increased the amount of contract research and development projects it undertakes and plans to increase this amount over the foreseeable future.

Company-funded internal research and development increased to $4.5 million in fiscal 2001 from $2.8 million in fiscal 2000. The Company continues to expand its internal research and development projects, including projects associated with developing nuclear radiation detectors at the eV PRODUCTS division, infrared optics and materials, and silicon carbide at the Company's optical components businesses.

Selling, general and administrative expenses were $24.8 million or 20% of revenues in fiscal 2001 compared to $18.2 million or 25% of revenues in fiscal 2000. This dollar increase is attributable to the addition of the selling, general and administrative expenses of the Company's Laser Power Corporation subsidiary, increased employment costs associated with new employees, increased payroll expense attributable to the Company's worldwide profit-driven bonus programs, and increased sales and marketing efforts. The decrease in selling, general and administrative expenses as a percentage of net revenues reflect the addition of Laser Power Corporation and revenue improvements from the eV PRODUCTS division and the Company's VLOC subsidiary with limited corresponding increases to selling, general and administrative expenses.

Other expense, was $1.4 million in fiscal 2001 compared to other expense of $0.2 million in fiscal 2000. The increase in other expense was primarily attributable to the amortization of goodwill related to the purchase of Laser Power Corporation.

Interest expense was $2.3 million in fiscal 2001 compared to $0.3 million in fiscal 2000. The increase in interest expense was the direct result of additional borrowings in connection with the purchase of Laser Power Corporation.

The effective corporate income tax rate was 35% in fiscal 2001 compared to 25% in fiscal 2000. The increase in the effective income tax rate reflects the completion of several international related tax opportunities during fiscal 2000 and the non-deductible amortization of goodwill resulting from the acquisition of Laser Power Corporation.

Fiscal 2000 Compared to Fiscal 1999

OVERVIEW Net earnings increased 34% in fiscal 2000 to $7.3 million from $5.5 million in fiscal 1999. Revenues grew 20% to $74.1 million in fiscal 2000 from $62.0 million last fiscal year. Bookings increased 38% to $83.0 million in fiscal 2000 from $60.0 million in fiscal 1999. Order backlog increased 51% to $27.2 million at June 30, 2000 from $18.0 million at June 30, 1999 as a result of bookings outpacing shipments in fiscal 2000. Manufacturing orders comprised 99% of the backlog at June 30, 2000, compared to 97% of the backlog at June 30, 1999.

NET EARNINGS Net earnings increased 34% in fiscal 2000 to $7.3 million from $5.5 million in fiscal 1999. The major contributors to the net earnings increase were higher revenues and higher gross margins. Each of these are explained further in this section.

BOOKINGS Bookings increased 38% to $83.0 million in fiscal 2000 compared to $60.0 million in fiscal 1999. Manufacturing bookings increased by approximately $22.3 million while contract research and development bookings increased by approximately $0.7 million. Bookings for laser optics and component products increased approximately 35% and bookings for the eV PRODUCTS division increased approximately 60%. The increase was attributable to strong demand for the Company's laser optics and component products and continued acceptance of products of the eV PRODUCTS division.

REVENUES Revenues grew 20% to $74.1 million in fiscal 2000 compared to $62.0 million last fiscal year. Revenues for laser optics and component products increased approximately 20% while revenues from the eV PRODUCTS division were consistent with the previous year. The increase was attributable to strong demand for the Company's laser optics and component products.

COSTS AND EXPENSES Manufacturing gross margin was $30.9 million or 43% of net sales in fiscal 2000 compared to $24.0 million or 40% of net sales in fiscal 1999. The dollar increase was attributable to higher sales volume, particularly sales of infrared optics and materials. The increase in gross margin as a percentage of net sales reflects productivity gains and cost control programs, lower per unit cost associated with higher production volume for laser optics and component products and a strengthened Japanese Yen.

Contract research and development gross margin was $0.5 million or 28% of contract research and development revenues in fiscal 2000 compared to $0.4 million or 28% of contract research and development revenues in fiscal 1999.

Company-funded internal research and development increased to $2.8 million in fiscal 2000 from $2.3 million in fiscal 1999. The Company continues to expand its internal research and development projects, including projects associated with developing nuclear radiation detectors, infrared optics and materials and silicon carbide.

Selling, general and administrative expenses were $18.2 million or 25% of revenues in fiscal 2000 compared to $13.8 million or 22% of revenues in fiscal 1999. This dollar increase is attributable to higher general and administrative expenses needed to support the Company's growth.
The increase in selling, general and administrative expenses as a percentage of net revenues is attributable to increased compensation expense associated with the Company's worldwide profit-driven bonus programs and increased professional service expenses.

Other expense, including interest expense, was $0.6 million in fiscal 2000 compared to other expense of $0.2 million in fiscal 1999. The primary reason for the increase in other expense is due to foreign currency losses as a result of the fluctuations of foreign currencies relative to the U.S. dollar as compared to foreign currency gains in the prior year.

The effective corporate income tax rate was 25% in fiscal 2000 compared to 32% in fiscal 1999. The decrease in the effective income tax rate is primarily attributable to an increase in the utilization of the tax savings available to the Company from its foreign sales corporation.


LIQUIDITY AND CAPITAL RESOURCES

In fiscal 2001, cash generated from operations was $15.5 million. Proceeds from the net increase in borrowings of $29.3 million in addition to the cash generated from operations were used primarily to finance the cash portion of the Company's acquisition of Laser Power Corporation for $27.7 million, and to purchase $16.7 million of property, plant and equipment. Cash transactions for fiscal 2001, cash on hand at the beginning of the fiscal year, and cash acquired as a result of the acquisition of Laser Power Corporation resulted in a cash position of $8.1 million at June 30, 2001.

The largest sources of the $15.5 million in cash generated from operations in fiscal 2001 was $21.2 million in net earnings before depreciation, amortization, loss on foreign currency transactions, and an increase in deferred income taxes. This increase in cash was partially offset by an increase in accounts receivable and inventory of $5.4 million, and a decrease in accounts payable of $0.5 million.

On August 14, 2000, the Company replaced its $15.0 million unsecured line of credit agreement with a $45.0 million secured credit agreement in connection with the acquisition of Laser Power Corporation.
This facility has a five-year life and contains term and line of credit borrowing options. This facility is secured by certain assets of the Company and is subject to certain restrictive covenants (see Note F). This facility has an interest rate range of LIBOR plus 0.88% to LIBOR plus 1.50%. The average interest rate in effect as of June 30, 2001 was 5.30%. As of June 30, 2001, the total borrowings under this line of credit of $34.5 million consisted of $25.0 million under the term loan option and $9.5 million under the line of credit option, leaving available a remaining unused line of credit of $10.5 million.

On August 23, 2000, the Board of Directors declared a two-for-one stock split of the Company's common stock in the form of a 100% common stock dividend. The record date was September 5, 2000 and the distribution date was September 20, 2000. All share and per share amounts included in the Company's consolidated financial statements have been restated to reflect the stock split for all periods presented.

The Company believes that internally generated funds, current cash on hand and available borrowing capacity will be adequate to meet foreseeable needs.

The impact of inflation on the Company's business has not been material.

MARKET RISKS The Company is exposed to market risks arising from adverse changes in foreign currency exchange rates and interest rates. In the normal course of business, the Company uses a variety of techniques and derivative financial instruments as part of its overall risk management strategy.

Foreign Exchange Risks - In the normal course of business, the Company enters into foreign currency forward exchange contracts with its banks. The purpose of these contracts is to hedge ordinary business risks regarding foreign currencies on product sales. Foreign currency exchange contracts are used to limit transactional exposure to changes in currency rates. The Company enters into foreign currency forward contracts that permit it to sell specified amounts of foreign currencies expected to be received from its export sales for pre-established U.S. dollar amounts at specified dates. The forward contracts are denominated in the same foreign currencies in which export sales are denominated. These contracts provide the Company with an economic hedge in which settlement will occur in future periods and which otherwise would expose the Company to foreign currency risk. The Company monitors its positions and the credit ratings of the parties to these contracts. While the Company may be exposed to potential losses due to risk in the event of non-performance by the counterparties to these financial instruments, it does not anticipate such losses. The Company entered into a low interest rate, 237 million
Yen loan with PNC Bank in September 1997 in an effort to minimize the foreign currency exposure in Japan. A change in the interest rate of 1% for this Yen loan would have changed the interest expense by approximately $20,000 and a 10% change in the Yen to dollar exchange rate would have changed revenues by approximately $1,200,000 for the year ended
June 30, 2001.

Interest Rate Risks - The Company entered into an interest rate collar with a notional amount of $12.5 million as required under the terms of its current credit agreement in order to limit interest rate exposure on one-half of the $25.0 million term loan. A change in the Company's overall interest rate of 1% would have changed the interest expense by approximately $290,000 for the year ended June 30, 2001.

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

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the effective date of SFAS No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", were effective for the Company as of July 1, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.

SFAS No. 141: In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations". SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company does not believe that the adoption of SFAS 141 will have a significant impact on its financial statements.

SFAS No. 142:  In June 2001, the FASB issued SFAS 142 "Goodwill and
Other Intangible Assets". SFAS 142 will require that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS 142 will also require recognized intangible assets be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with the Standard until its life is determined to no longer be indefinite. As of June 30, 2001, the Company had goodwill and other intangible assets, net of accumulated amortization, of approximately $29.2 million and $4.1 million, respectively, which would be subject to the transitional assessment provisions of SFAS 142.

The Company is permitted to adopt this Statement effective July 1, 2001 or defer adoption until July 1, 2002. Once adopted, goodwill amortization of approximately $1.5 million on an annualized basis will cease. The Company has not yet determined if any impairment charges will result from the adoption of this Statement. At this time, the Company anticipates adopting this standard effective as of July 1, 2001.

FASB No. 143: In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company is currently evaluating the impact that this Statement will have on the Company's financial statements.


FIVE-YEAR FINANCIAL SUMMARY

                                                      Year Ended June 30,
(000 except per share data)           2001        2000       1999       1998       1997
----------------------------        -------    -------    -------    -------    -------
Statement of Earnings
Net revenues                        $123,334   $74,092    $62,014    $61,340    $52,741
Net earnings                           9,491     7,311      5,463      6,780      7,111
Basic earnings per share                0.69      0.57       0.43       0.53       0.56
Diluted earnings per share              0.67      0.55       0.42       0.51       0.54
Diluted weighted average
   shares outstanding                 14,160    13,176     12,980     13,348     13,228
============================        ========   =======    =======    =======    =======

Share and per share data was adjusted to reflect the two-for-one stock split in fiscal 2001.

                                                          June 30,
($000)                                 2001       2000       1999       1998       1997
---------------------------         -------    -------    -------    -------    -------
Balance Sheet
Working capital                     $ 33,976   $24,335    $17,590    $13,420    $21,089
Total assets                         148,173    84,102     70,843     67,774     54,512
Total debt                            37,006     5,585      6,674      8,209      1,346
Retained earnings                     54,187    44,696     37,385     31,922     25,142
Shareholders' equity                  89,413    63,426     54,493     50,063     42,522
============================        ========   =======    =======    =======    =======

For the five-year period ended June 30, 2001, no dividends were declared.


QUARTERLY FINANCIAL DATA

FISCAL 2001                                                      QUARTER ENDED
($000 except per share data)                 9/30/00        12/31/00        3/31/01        6/30/01
-----------------------------------------    -------        --------        -------        -------
Net revenues                                 $26,713         $31,738        $32,531        $32,352
Cost of goods sold                            16,180          19,364         20,847         19,409
Internal research and development                992           1,166          1,088          1,253
Selling, general and administrative            6,268           6,239          6,083          6,177
Interest expense                                 337             837            657            499
Other expense (income) - net                      67             543            180            592
-----------------------------------------    -------        --------        -------        -------
Earnings before income taxes                   2,869           3,589          3,676          4,422
Income taxes                                     909           1,246          1,241          1,669
-----------------------------------------    -------        --------        -------        -------
Net earnings                                   1,960           2,343          2,435          2,753
-----------------------------------------    -------        --------        -------        -------
Basic earnings per share                     $  0.15        $   0.17        $  0.18        $  0.20
-----------------------------------------    -------        --------        -------        -------
Diluted earnings per share                   $  0.14        $   0.16        $  0.17        $  0.19
=========================================    =======        ========        =======        =======

Fiscal 2001 results reflect the August 2000 acquisition of Laser Power Corporation.




FISCAL 2000                                                      QUARTER ENDED
($000 except per share data)                 9/30/99        12/31/99        3/31/00        6/30/00
-----------------------------------------    -------        --------        -------        -------
Net revenues                                 $16,198         $16,874        $19,781        $21,239
Cost of goods sold                             9,286           9,644         11,315         12,501
Internal research and development                623             602            744            875
Selling, general and administrative            3,806           4,208          4,933          5,224
Interest expense                                  85              94             79             91
Other expense (income) - net                     (72)            (59)            85            272
-----------------------------------------    -------        --------        -------        -------
Earnings before income taxes                   2,470           2,385          2,625          2,276
Income taxes                                     731             715            574            425
-----------------------------------------    -------        --------        -------        -------
Net earnings                                   1,739           1,670          2,051          1,851
-----------------------------------------    -------        --------        -------        -------
Basic earnings per share                     $  0.14         $  0.13        $  0.16        $  0.14
-----------------------------------------    -------        --------        -------        -------
Diluted earnings per share                   $  0.13         $  0.13        $  0.15        $  0.14
=========================================    =======        ========        =======        =======

Share and per share data was adjusted to reflect the two-for-one stock split in fiscal 2001.

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF II-VI INCORPORATED AND
SUBSIDIARIES:

We have audited the accompanying consolidated balance sheets of II-VI Incorporated and subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of earnings, shareholders' equity, comprehensive income and cash flow for each of the three years in the period ended June 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of II-VI Incorporated and subsidiaries as of June 30, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP
Pittsburgh, Pennsylvania
August 8, 2001


CONSOLIDATED BALANCE SHEETS
                                                                      June 30,
($000)                                                           2001              2000
-----------------------------------------------------------  --------          --------
Current Assets
Cash and cash equivalents                                    $  8,093          $  6,330
Accounts receivable - less allowance for doubtful accounts
      of $749 at June 30, 2001 and $575 at June 30, 2000       21,884            14,202
Inventories                                                    20,782            13,738
Deferred income taxes                                           3,304               896
Prepaid and other current assets                                1,644             1,184
-----------------------------------------------------------  --------          --------
Total Current Assets                                           55,707            36,350
Property, Plant & Equipment, net                               58,031            40,883
Goodwill, net                                                  29,236             1,792
Other Intangible Assets, net                                    4,086             1,516
Other Assets                                                    1,113             3,585
-----------------------------------------------------------  --------          --------
                                                             $148,173          $ 84,126
===========================================================  ========          ========


Current Liabilities
Accounts payable                                             $  5,714          $  3,726
Accrued salaries, wages and bonuses                             7,086             4,685
Income taxes payable                                            2,158               222
Accrued profit sharing contribution                             1,122               812
Other accrued liabilities                                       1,817             2,526
Current portion of long-term debt                               3,834                44
-----------------------------------------------------------  --------          --------
Total Current Liabilities                                      21,731            12,015
Long-Term Debt                                                 33,172             5,541
Other Liabilities, Primarily Deferred Income Taxes              3,857             3,120
-----------------------------------------------------------  --------          --------
Total Liabilities                                              58,760            20,676
Shareholders' Equity
Preferred stock, no par value;
  authorized - 5,000,000 shares; none issued                        -                 -
Common stock, no par value; authorized
  - 30,000,000 shares; issued
  - 14,981,163 shares at June 30, 2001;
  13,976,102 shares at June 30, 2000                           37,045            20,454
Accumulated other comprehensive income                             91               210
Retained earnings                                              54,187            44,696
-----------------------------------------------------------  --------          --------
                                                               91,323            65,360
Less treasury stock at cost, 1,068,880 shares                   1,910             1,910
-----------------------------------------------------------  --------          --------
Total Shareholders' Equity                                     89,413            63,450
-----------------------------------------------------------  --------          --------
                                                             $148,173          $ 84,126
===========================================================  ========          ========

See Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF EARNINGS
                                                        Year Ended June 30,
($000 except per share data)                 2001               2000               1999
-----------------------------------      --------           --------           --------
Revenues
Net sales:
  Domestic                               $ 73,075           $ 36,265           $ 31,759
  International                            45,176             36,176             28,819
Contract research and development           5,083              1,651              1,436
-----------------------------------      --------           --------           --------
                                          123,334             74,092             62,014
-----------------------------------      --------           --------           --------
Costs, Expenses and
    Other Expense (Income)
Cost of goods sold                         72,181             41,550             36,590
Contract research and development           3,619              1,196              1,041
Internal research and development           4,499              2,844              2,317
Selling, general and administrative        24,767             18,171             13,827
Interest expense                            2,330                349                415
Other expense (income) - net                1,382                226               (214)
-----------------------------------      --------           --------           --------
                                          108,778             64,336             53,976
-----------------------------------      --------           --------           --------
Earnings Before Income Taxes               14,556              9,756              8,038
Income Taxes                                5,065              2,445              2,575
-----------------------------------      --------           --------           --------
Net Earnings                             $  9,491           $  7,311           $  5,463
-----------------------------------      --------           --------           --------
Basic Earnings Per Share                 $   0.69           $   0.57           $   0.43
-----------------------------------      --------           --------           --------
Diluted Earnings Per Share               $   0.67           $   0.55           $   0.42
===================================      ========           ========           ========

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                          Accumulated
                                           Common Stock      Other                 Treasury Stock
                                          -------------- Comprehensive  Retained  ---------------
                                          Shares  Amount    Income      Earnings  Shares   Amount      Total
                                          ------ -------    ------      --------  ------   --------  -------
(000)
BALANCE - JUNE 30, 1998                   13,670 $18,468    $  435       $31,922   (769)   $  (762)  $50,063
Shares issued under
  stock option plans                          82     203         -             -      -          -       203
Net earnings                                   -       -         -         5,463      -          -     5,463
Other comprehensive loss, net of tax           -       -      (163)            -      -          -      (163)
Income tax benefit for
  options exercised                            -      75         -             -      -          -        75
Purchase of treasury stock                     -       -         -             -   (300)    (1,148)   (1,148)
--------------------------                ------ -------    ------       -------  ------   --------  -------
BALANCE - JUNE 30, 1999                   13,752  18,746       272        37,385 (1,069)    (1,910)   54,493
Shares issued under
  stock option plans                         224     681         -             -      -          -       681
Net earnings                                   -       -         -         7,311      -          -     7,311
Other comprehensive loss, net of tax           -       -       (62)            -      -          -       (62)
Income tax benefit for
  options exercised                            -   1,027         -             -      -          -     1,027
------------------------                  ------ -------    ------       -------  ------   --------  -------
BALANCE - JUNE 30, 2000                   13,976  20,454       210        44,696 (1,069)    (1,910)   63,450
Shares issued under
  stock option plans                         128     466         -             -      -          -       466
Shares issued to acquire
  Laser Power Corporation                    877  15,474         -             -      -          -    15,474
Net earnings                                   -       -         -         9,491      -          -     9,491
Other comprehensive loss, net of tax           -       -      (119)            -      -          -      (119)
Income tax benefit for
  options exercised                            -     651         -             -      -          -       651
------------------------                  ------ -------    ------       -------  ------   --------  -------
BALANCE - JUNE 30, 2001                   14,981 $37,045    $   91       $54,187  (1,069)  $(1,910)  $89,413
==========================                ====== =======    ======       =======  ======   ========  =======

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year Ended June 30,                             2001         2000         1999
-------------------------------------------   ------       ------       ------
($000)
Net earnings                                  $9,491       $7,311       $5,463
Other comprehensive loss:
  Foreign currency translation adjustments      (119)         (62)        (163)
-------------------------------------------   ------       ------       ------
COMPREHENSIVE INCOME                          $9,372       $7,249       $5,300
===========================================   ======       ======       ======

See Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF CASH FLOW
                                                                           Year Ended June 30,
($000)                                                             2001           2000           1999
-------------------------------------------------               -------        -------        -------
Cash Flows from Operating Activities
Net earnings                                                    $ 9,491        $ 7,311        $ 5,463
Adjustments to reconcile net earnings to net cash
provided by operating activities:
   Depreciation                                                   6,838          4,693          4,343
   Amortization                                                   1,866            326            326
   (Gain) loss on foreign currency transactions                   1,445           (368)          (167)
   Net loss on disposal or writedown of
   property, plant and equipment                                    237              -            203
   Deferred income taxes                                          1,518            662            347
   Increase (decrease) in cash from changes in:
      Accounts receivable                                        (3,702)          (576)        (1,679)
      Inventories                                                (1,745)        (4,478)         1,145
      Accounts payable                                             (484)         1,674         (1,522)
      Other operating net assets                                     40          3,292          1,297
----------------------------------------------------            -------        -------        -------
Net cash provided by operating activities                        15,504         12,536          9,756
----------------------------------------------------            -------        -------        -------
Cash Flows from Investing Activities
Purchases of businesses                                         (27,726)        (2,894)             -
Additions to property, plant and equipment                      (16,699)        (8,877)        (5,420)
Disposals (additions) of other assets                               259            786           (600)
----------------------------------------------------            -------        -------        -------
Net cash used in investing activities                           (44,166)       (10,985)        (6,020)
----------------------------------------------------            -------        -------        -------
Cash Flows from Financing Activities
Proceeds (payments) on short-term borrowings                      4,308         (1,344)        (1,790)
Proceeds from long-term borrowings                               25,000              -              -
Payments on long-term borrowings                                    (44)           (46)           (61)
Proceeds from sale of common stock                                  466            681            203
Purchases of treasury stock                                           -              -         (1,148)
----------------------------------------------------            -------        -------        -------
Net cash provided by (used in) financing activities              29,730           (709)        (2,796)
----------------------------------------------------            -------        -------        -------
Effect of exchange rate changes on cash and cash equivalents        695            (70)           458
----------------------------------------------------            -------        -------        -------
Net increase in cash and cash equivalents                         1,763            772          1,398

Cash and Cash Equivalents
Beginning of year                                                 6,330          5,558          4,160
----------------------------------------------------            -------        -------        -------
End of year                                                     $ 8,093        $ 6,330        $ 5,558
====================================================            =======        =======        =======

Non-cash transactions:  net assets acquired for
fair value of common stock                                      $15,474              -              -
See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
        ------------------------------------------

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include II-VI Incorporated and its wholly-owned subsidiaries: II-VI Worldwide, Incorporated; II-VI Delaware, Incorporated; II-VI Japan Incorporated; VLOC Incorporated; II-VI U.K. Limited; II-VI Singapore Pte., Ltd; II-VI Optics (Suzhou) Co. Ltd.; II-VI International Pte., Ltd; and Laser Power Corporation and its wholly-owned subsidiaries:
EMI Acquisitions Corporation; Exotic Materials, Incorporated; Exotic

Electro-Optics; Laser Power Optics de Mexico S.A. de C.V.; Laser
Power Europe N.V.; and Laser Power FSC, Ltd. (collectively the
"Company"). All intercompany transactions and balances have been eliminated.

INVENTORIES Inventories are valued at the lower of cost or market, with cost determined on the first-in, first-out basis. Inventory costs include material, labor and manufacturing overhead.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are carried at cost or valuation. Major improvements are capitalized, while maintenance and repairs are generally expensed as incurred.

DEPRECIATION Depreciation for financial reporting purposes is computed primarily by the straight-line method over the estimated useful lives of the assets. Depreciable useful lives range from 3 to 20 years. Depreciation expense was $6.8 million, $4.7 million ad $4.3 million in 2001, 2000 1999 respectively.

GOODWILL The excess purchase price over the net assets of businesses acquired is reported as goodwill in the accompanying Consolidated Balance Sheets. This cost is being amortized on a straight-line basis over periods not exceeding 25 years. Goodwill amortization expense was $1,473,000, $87,000 and $87,000 in 2001,
2000 and 1999, respectively. Accumulated amortization was $1,850,000 and $377,000 at June 30, 2001 and 2000, respectively.

INTANGIBLES Intangible assets are carried at cost or valuation. Amortization for financial reporting purposes is computed using the straight-line method over the estimated useful lives of the assets ranging from 7 to 20 years. Amortization expense was $393,000, $239,000 and $239,000 in 2001, 2000 and 1999, respectively.
Accumulated amortization was $1,278,000 and $885,000 at June 30, 2001 and 2000, respectively.

FOREIGN CURRENCY TRANSLATION For II-VI Singapore Pte., Ltd. and its subsidiaries, and for Laser Power Optics de Mexico S.A. de C.V., the functional currency is the U.S. dollar. Gains and losses on the remeasurement of the local currency financial statements are included in net earnings. Foreign currency translation losses were $459,000, $75,000 and $43,000 in 2001, 2000 and 1999, respectively.

For all other subsidiaries, the functional currency is the local currency. Assets and liabilities of those operations are translated into U.S. dollars using period-end exchange rates; income and expenses are translated using the average exchange rates for the reporting period. Translation adjustments are recorded as accumulated other comprehensive income within shareholders' equity.

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

In September 2000, the FASB Emerging Issues Task Force (the "EITF") issued EITF 00-10: "Accounting for Shipping and Handling Fees and Costs" which requires shipping costs billed to customers be recognized as revenues. These guidelines were effective for the Company as of March 30, 2001. The effect on earnings from operations was an increase to both revenue and selling, general and administrative expenses by $344,000, $282,000 and $264,000 for the years ended 2001, 2000 and 1999, respectively. Total shipping and handling costs included in selling, general, and administrative expenses were $310,000, $248,000 and $240,000 for the years ended 2001, 2000 and 1999, respectively.

RESEARCH AND DEVELOPMENT Research and development costs are expensed as incurred. Costs related to customer and/or government funded research and development contracts are charged to costs and expenses as the related sales are recorded.







EARNINGS PER SHARE The following table sets forth the computation of earnings per share for the periods indicated:

                                         Year Ended June 30,
(000 except per share data)           2001         2000         1999
---------------------------------------------------------------------
Net earnings                        $ 9,491      $ 7,311      $ 5,463
Divided by:
  Weighted average common
       shares outstanding            13,737       12,756       12,720
---------------------------------------------------------------------
Basic earnings per share            $  0.69      $  0.57      $  0.43

Net earnings                        $ 9,491      $ 7,311      $ 5,463
Divided by:
  Weighted average common
       shares outstanding            13,737       12,756       12,720
  Dilutive effect of common
          stock equivalents             423          420          260
---------------------------------------------------------------------
  Dilutive weighted average common
          shares outstanding         14,160       13,176       12,980
---------------------------------------------------------------------
Diluted earnings per share          $  0.67      $  0.55      $  0.42
=====================================================================

CASH AND CASH EQUIVALENTS For purposes of the statement of cash flows, the Company considers highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. The majority of cash and cash equivalents is invested in investment grade money market type instruments. Cash of foreign subsidiaries is on deposit at banks in Japan, Singapore, China, Belgium,and the United Kingdom.

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

The Company uses certain uncommon materials and compounds to manufacture its products. Some of these materials are available from only one proven outside source. The continued high quality of these materials is critical to the stability of the Company's manufacturing yields. The Company has not experienced significant production delays due to a shortage of materials. However, the Company does occasionally experience problems associated with vendor supplied materials not meeting specifications for quality or purity. A significant failure of the Company's suppliers to deliver sufficient quantities of necessary high-quality materials on a timely basis could have a material adverse effect on the Company's results of operations.

ESTIMATES The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS The following methods and assumptions were used to estimate the fair value of financial instruments:

  Cash and Cash Equivalents The carrying amount approximates fair value because of their short maturities.

  Debt Obligations The fair values of debt obligations are estimated based upon market values of similar issues. The fair values and carrying amounts of the Company's debt obligations, specifically the line of credit, Yen loan and the PIDA loan, are approximately equivalent.

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

COMPREHENSIVE INCOME Comprehensive income is a measure of all changes in shareholders' equity that result from transactions and other economic events of the period other than transactions with owners. The Company has presented accumulated other comprehensive income as a component of shareholders' equity and consists of foreign currency translation adjustments of $91,000 and $186,000 as of June 30, 2001 and 2000, respectively.

DERIVATIVE INSTRUMENTS Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the effective date of SFAS No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", were effective for the Company as of July 1, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company was not required to record any transition adjustments as a result of adopting these standards.

The Company from time to time purchases foreign currency forward exchange contracts, primarily in Japanese Yen, that permit it to sell specified amounts of these foreign currencies expected to be received from its export sales for pre-established U.S. dollar amounts at specified dates. These contracts are entered into to limit transactional exposure to changes in currency exchange rates of export sales transactions in which settlement will occur in future periods and which otherwise would expose the Company, on a basis of its aggregate net cash flows in respective currencies, to foreign currency risk.

The Company recorded the fair value of contracts with a notional amount of approximately $1.7 million as of June 30, 2001 on the statement of financial position. The Company does not account for these contracts as hedges as defined by SFAS No. 133, and records the change in the fair value of these contracts in the results of operations as they occur. The change in the fair value of these contracts increased net earnings by $0.2 million for the year ended June 30, 2001.

To satisfy certain provisions of its line of credit facility, on March 5, 2001 the Company entered into an interest rate collar with a notional amount of $12.5 million. The floating rate option is the one-month LIBOR rate with the cap strike rate of 7.00% and the floor strike rate of 4.02%. The agreement expires March 5, 2002. At June 30, 2001 the one-month LIBOR rate was 3.86%. This agreement was entered into to limit interest rate exposure on one-half of the $25 million term loan. The Company does not account for this agreement as a hedge as defined by SFAS No. 133, and records the unrealized change in the fair value of this collar as an increase or decrease in interest expense in the results of operations. The effect of the interest rate collar on net earnings for the year ended June 30, 2001 was immaterial.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS SFAS No. 141:  In
June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 ("SFAS 141"), "Business Combinations". SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company does not believe that the adoption of SFAS 141 will have a significant impact on its financial statements.

SFAS No. 142:  In June 2001, the FASB issued SFAS 142 "Goodwill and
Other Intangible Assets". SFAS 142 will require that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS 142 will also require recognized intangible assets be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with the Standard until its life is determined to no longer be indefinite. As of June 30, 2001, the Company had goodwill and other intangible assets, net of accumulated amortization, of approximately $29.2 million and $4.1 million, respectively, which would be subject to the transitional assessment provisions of SFAS 142.

The Company is permitted to adopt this Statement effective July 1, 2001 or defer adoption until July 1, 2002. Once adopted, goodwill amortization of approximately $1.5 million on an annualized basis will cease. The Company has not yet determined if any impairment charges will result from the adoption of this Statement. At this time, the Company anticipates adopting this standard as of July 1, 2001.

SFAS No. 143: In June 2001, the FASB issued SFAS 143 "Accounting for Asset Retirement Obligations". SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company is currently evaluating the impact that this Statement will have on the Company's financial statements.

RECLASSIFICATIONS Certain amounts from prior years have been reclassified to conform with the 2001 presentation.


Note B - STOCK SPLIT
         -----------

On August 23, 2000, the board of directors declared a two-for-one stock split of the Company's common stock in the form of a 100% common stock dividend. The record date was September 5, 2000 and the distribution date was September 20, 2000. All share and per share amounts included in the Company's consolidated financial statements have been restated to reflect the stock split for all periods presented.


Note C - ACQUISITION OF LASER POWER CORPORATION
         --------------------------------------

On September 21, 1999, the Company purchased 1,250,000 shares of
Laser Power Corporation common stock, representing an ownership interest in the Company of approximately 13%, for a total purchase price of approximately $2.8 million. Laser Power Corporation designs, manufactures, and markets high performance optics for the industrial, medical and military applications. Laser Power's infrared products are sold under the Laser Power brand name. Infrared products manufactured for military applications are sold under the Exotic Electro-Optics brand name.

On August 14, 2000, the Company increased its ownership in Laser Power Corporation to approximately 88%, giving the Company a controlling interest. This additional ownership was acquired for a total consideration of approximately $23.8 million in cash and the issuance of approximately 739,000 shares of the Company's common stock for a total cost of $37.1 million.

On October 24, 2000, the Company completed its acquisition of Laser Power Corporation for a total consideration of approximately $3.9 million in cash and the issuance of approximately 132,000 shares of the Company's common stock for a total cost of $6.3 million.

This transaction has been accounted for as a purchase. The goodwill acquired of $29.2 million is being amortized over 20 years on a straight-line basis. The results of Laser Power Corporation for eleven months ended June 30, 2001 are included in the Company's consolidated financial statements.







Pro forma results, as if the acquisition of Laser Power Corporation had occurred at the beginning of fiscal year 2000, are as follows:

Year Ended June 30,                2001          2000
-----------------------------------------------------
(000 except per share data)
Net revenues                   $125,483      $107,569
Income from
  continuing operations           9,019         4,801
Net income                        9,019         3,573

Basic earnings per share:
  Income from
    continuing operations      $   0.66      $   0.35
  Loss from
    discontinued operations           -         (0.09)
-----------------------------------------------------
      Net income               $   0.66      $   0.26
Diluted earnings per share:
  Income from
  continuing operations        $   0.64      $   0.34
  Loss from
  discontinued operations             -         (0.09)
-----------------------------------------------------
Net income                     $   0.64      $   0.25
=====================================================

The pro forma results are not necessarily indicative of what actually would have occurred if the transaction had taken place at the beginning of the period, are not intended to be a projection of future results and do not reflect any cost savings that might be achieved from the combined operations. The loss from discontinued operations related to the activities of Laser Power Corporation in prior periods.

Prior year financial statements reflect the adoption of the equity method of accounting in a manner consistent with the accounting for a step-by-step acquisition of Laser Power
Corporation. The effect of the restatement was to reclassify all of the Company's investment in Laser Power common stock at June 30, 2000 from an investment accounted for as an available for sale security to an investment accounted for under the equity method. The effect of the restatement on income for the year ended
June 30, 2001 was a charge to net income of $129,000.




Note D  INVENTORIES
        -----------

The components of inventories are as follows:

                              June 30,
($000)                     2001        2000
----------------        -------     -------
Raw materials           $ 6,173     $ 3,947
Work in process           8,680       5,518
Finished goods            5,929       4,273
----------------        -------     -------
                        $20,782     $13,738
                        =======     =======


Note E  PROPERTY, PLANT AND EQUIPMENT
        -----------------------------

Property, plant and equipment (at cost or valuation) consists of the following:

                                           June 30,
($000)                                  2001       2000
------------------------------       -------    -------
Land and land improvements           $ 1,715    $ 1,528
Buildings and improvements            24,426     21,333
Machinery and equipment               68,217     47,578
------------------------------       -------    -------
                                      94,358     70,439

Less accumulated depreciation         36,327     29,556
------------------------------       -------    -------
                                     $58,031    $40,883
                                     =======    =======

The interest capitalized associated with the construction of buildings and improvements approximated $119,000 during the year ended June 30, 2001. No interest was capitalized during the years ended June 30, 2000 and 1999.



Note F  DEBT
        ----

The components of debt are as follows:

                                                              June 30,
($000)                                                     2001     2000
------------------------------------------------------------------------
Line of credit, interest at the LIBOR Rate, as defined,
    plus 1.25% and 0.75%, respectively                  $ 9,500   $2,750
Term loan, interest at the LIBOR Rate, as defined,
    plus 1.25% payable in quarterly
    installments through August 2005                     25,000        -
Pennsylvania Industrial Development Authority
    (PIDA) term note, interest at 3%, payable in
    monthly installments through October 2011               546      589
Term note, interest at the Japanese Yen Base Rate,
    as defined, plus 1.49%, principal payable
    in full in September 2002                             1,902    2,246
Other                                                        58        -
------------------------------------------------------------------------
Total debt                                               37,006    5,585
Current portion of long-term debt                        (3,834)     (44)
------------------------------------------------------------------------
Long-term debt                                          $33,172   $5,541
========================================================================

The Company had a $15.0 million unsecured line of credit agreement with PNC Bank that expired on March 25, 2000. This line of credit was extended for one year until March 24, 2001 upon mutual agreement of the Company and PNC Bank. The weighted average interest rate in effect as of June 30, 2000 was 7.47%. The average outstanding borrowings under this line of credit were $4.6 million during the year ended June 30, 2000. The Company was subject to certain restrictive covenants under this agreement.

On August 14, 2000, the Company replaced its $15.0 million unsecured line of credit agreement with a $45.0 million secured credit agreement in connection with the Company's acquisition of Laser Power Corporation (see Note C). This facility has a five-year life and contains term and line of credit borrowing options. This facility is secured by the Company's accounts receivables and inventory, a pledge of all of the capital stock of each of the Company's existing direct and indirect domestic subsidiaries, and a pledge of 65% of the stock of the Company's foreign subsidiaries. Additionally, this facility is subject to certain restrictive covenants, including those related to minimum net worth, leverage and interest coverage. This facility has an interest rate range of LIBOR plus 0.88% to LIBOR plus 1.50%. The weighted average interest rate of borrowings under the credit agreements was 5.31% at June 30, 2001. The average outstanding borrowings under this line of credit were $28.9 million during the year ended June 30, 2001.

In September 1997, the Company obtained a 237 million Yen loan with PNC Bank. Interest is at a rate equal to the lesser of the floating rate or the maximum rate as defined in the loan agreement. The floating rate is equal to the Japanese Yen Base Rate, as defined, plus 1.49% and the maximum rate is 3.74%. On June 30, 2001, the Japanese Yen Base Rate was 0.13% and the floating rate was 1.62%.

The Company has a line of credit facility with a Singapore bank which permits maximum borrowings of approximately $385,000. Borrowings are payable upon demand with interest being charged at the rate of 1.00% above the bank's prevailing prime lending rate. The interest rate at June 30, 2001 was 6.00%. At June 30, 2001 and 2000 there were no outstanding borrowings under this facility.

The aggregate annual amounts of principal payments required on the long-term debt are as follows:

($000)                     Year Ended June 30,
----------------------------------------------
2002                            $  3,834
2003                               6,968
2004                               6,923
2005                               7,550
2006                              11,426
Thereafter                           305
==============================================

Interest and commitment fees paid during the years ended June 30, 2001, 2000 and 1999 totaled approximately $2,266,000, $369,000 and $450,000, respectively.


Note G  INCOME TAXES
        ------------

The components of income tax expense are as follows:

                                   Year Ended June 30,
                               2001         2000        1999
                             ------       ------      ------
($000)
Current:
  Federal                    $2,387       $1,094      $2,033
  State                         387           53         121
  Foreign                       939          667          74
----------                   ------       ------      ------
Total                         3,713        1,814       2,228
                             ======       ======      ======
Deferred:
  Federal                    $1,119       $  528      $  300
  State                         118           60          47
  Foreign                       195           43           -
----------                   ------       ------      ------
Total                         1,352          631         347
==========                   ======       ======      ======
Provision for Income Taxes   $5,065       $2,445      $2,575
==========================   ======       ======      ======






Principal items comprising deferred income taxes are as follows:

                                                       June 30,
                                                  2001          2000
                                                ------        ------
($000)
Deferred income tax liabilities
Tax over book accumulated depreciation         $ 3,476       $ 2,276
Intangible assets                                1,474           443
Available for sale securities                        -         1,227
                                                ------        ------
Deferred income tax liability - long-term      $ 4,950       $ 3,946
                                                ======        ======
Deferred income tax assets
Inventory capitalization                       $ 1,256       $   385
Non-deductible accruals                          1,248           511
Net-operating loss carryforward
  - current portion                                800             -
                                                ------        ------
Deferred income tax asset - current            $ 3,304       $  896
                                                ======        ======

Net operating loss carryforward                $ 2,334       $   134
Valuation allowance                               (317)         (134)
                                                ------        ------
Deferred income tax asset - long-term          $ 2,017       $     -
                                                ======        ======
Net deferred income tax asset (liability)      $   371       $(3,050)
                                                ======        ======

The reconciliation of income tax expense at the statutory federal rate to the reported income tax expense is as follows:

                                                          Year Ended June 30,
($000)                                          2001    %      2000    %      1999    %
----------------------------------------------------------------------------------------
Taxes at statutory rate                       $4,949   34    $3,317   34    $2,733   34
Increase (decrease) in taxes resulting from:
  State income taxes - net of federal benefit    358    3        69    -       112    1
  Excludable Foreign Sales Corporation income   (378)  (3)     (628)  (6)     (106)  (1)
  Excludable foreign income                     (124)  (1)     (728)  (7)     (617)  (7)
  Foreign taxes                                  126    1       181    2         -    -
  Non-deductible goodwill amortization           500    3        30    -        30    -
  Other                                         (366)  (2)      204    2       423    5
--------------------------------------------  -------  ---   -------  ---   -------  ---
                                              $5,065   35    $2,445   25    $2,575   32
============================================  =======  ===   =======  ===   =======  ===

During the years ended June 30, 2001, 2000 and 1999, cash paid by the Company for income taxes was approximately $1.7 million, $1.6 million and $1.1 million, respectively.

The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested outside the United States. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $5.6 million and $4.5 million would have been required as of June 30, 2001 and 2000, respectively.

The sources of differences resulting in deferred income tax expense (credit) and the related tax effect of each were as follows:

                                          Year Ended June 30,
($000)                                  2001        2000        1999
--------------------------------------------------------------------
Depreciation and amortization         $2,232        $691        $241
Inventory capitalization                (872)       (119)         24
Net operating loss carryforward          729         145         129
Other - primarily
  nondeductible accruals                (737)        (86)        (47)
--------------------------------      -------       -----       -----
                                      $1,352        $631        $347
                                      =======       =====       =====

As of June 30, 2001, net operating loss carryforwards totaled $7.6 million. Of that amount, $4.9 million expire over the next 10 years; the remaining $2.7 million expire over the next 17 years.


Note H  OPERATING LEASES
        ----------------

The Company leases certain property under operating leases that expire at various dates through fiscal 2007. Future rental commitments applicable to the operating leases at June 30, 2001 are approximately $1,099,000, $936,000, $661,000, $541,000, $530,000 and $255,000 for
fiscal 2002, 2003, 2004, 2005, 2006 and thereafter, respectively. Rent expense was approximately $1,010,183, $452,000 and $397,000 for the years ended June 30, 2001, 2000 and 1999, respectively.


Note I  STOCK OPTION PLANS
        ------------------

The Company has a stock option plan under which stock options have been granted by the Board of Directors to certain officers and key employees, with 3,120,000 shares of common stock reserved for use under this plan. All options to purchase shares of common stock granted to-date have been at market price at the date of grant. Generally, twenty percent of the options granted may be exercised one year from the date of grant with comparable annual increases on a cumulative basis each year thereafter. The stock option plan also has vesting provisions predicated upon the death, retirement or disability of the optionee. The amount available for future grants under the stock option plan was 379,007 as of June 30, 2001.

The Company has a nonemployee directors stock option plan with 240,000 shares of common stock reserved for use under this plan. The plan provides for the automatic grant of options to purchase 30,000 shares to each nonemployee director at the fair value on the date of shareholder approval of the plan and a similar grant for each nonemployee director that joins the Board prior to October 1999. Twenty percent of the options granted may be exercised one year from the date of grant with comparable annual increases on a cumulative basis each year thereafter. The amount available for future grants under the nonemployee directors stock option plan was 120,000 as of June 30, 2001.

All stock options expire 10 years after the grant date.

Stock option activity relating to the plans in each of the three years in the period ended June 30, 2001 is as follows:

                               Number of          Weighted
                             Shares Subject   Average Exercise
Options                        to Option       Price Per Share
--------------------------------------------------------------
Outstanding - July 1, 1998     1,244,982          $ 4.36
Granted                          176,828          $ 5.34
Exercised                        (81,960)         $ 2.47
Forfeited                        (61,860)         $ 7.00
--------------------------------------------------------------
Outstanding - July 1, 1999     1,277,990          $ 4.49
Granted                           80,300          $ 9.38
Exercised                       (224,570)         $ 3.00
Forfeited                        (26,994)         $ 8.30
--------------------------------------------------------------
Outstanding - June 30, 2000    1,106,726          $ 5.04
Granted                          225,775          $17.27
Exercised                       (128,460)         $ 3.63
Forfeited                        (29,750)         $ 7.55
--------------------------------------------------------------
Outstanding - June 30, 2001    1,174,291          $ 7.47
Exercisable - June 30, 2001      737,569          $ 4.41
==============================================================

Outstanding and exercisable options at June 30, 2001 are as follows:

                       OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
                  ---------------------------------   -------------------
                            Weighted
                             Average
                            Remaining     Weighted              Weighted
  Range of                 Contractual     Average               Average
  Exercise       Number of    Life        Exercise   Number of  Exercise
   Prices          Shares    (Years)        Price      Shares     Price
--------------- ---------- -----------    ---------   -------   --------
$ 1.00 - $ 2.00   383,740     2.92         $ 1.53     383,740    $ 1.53
$ 4.25 - $ 5.50   272,986     6.22         $ 5.18     171,689    $ 5.09
$ 6.09 - $10.00   208,140     6.14         $ 8.95     137,620    $ 9.19
$10.50 - $15.39    96,500     7.35         $12.17      42,720    $11.44
$16.00 - $23.38   212,925     9.16         $17.57       1,800    $20.00
--------------- ---------  -----------    ---------   -------   --------
                1,174,291     5.75         $ 7.47     737,569    $ 4.41
=============== =========  ===========    =========   =======   ========


The Company uses the intrinsic value approach specified in Accounting Principles Board Opinion No. 25 in accounting for stock options. Had the Company determined compensation costs based upon the fair value of the options at the grant dates in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation", its net earnings for the years ended June 30, 2001, 2000 and 1999 would have been reduced by $635,000, $390,000 and $350,000, or $.04, $.03 and $.03 per diluted share, respectively.

The pro forma adjustments were calculated using the Black-Scholes option pricing model under the following weighted-average assumptions in each fiscal year:

                                      2001          2000          1999
-------------------------------------------------------------------------
Risk free interest rate               6.1%          6.5%          6.0%
Expected volatility                    92%           81%           64%
Expected life of options           6.40 years    5.95 years    5.95 years
Expected dividends                    none          none          none
=========================================================================

Based on the option pricing model, options granted during the years ended June 30, 2001, 2000 and 1999 had fair values at the date of grant of $13.81, $6.90 and $3.42 per share, respectively.


Note J  SEGMENT AND GEOGRAPHIC REPORTING
        --------------------------------

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

The Company's reportable segments offer similar products to different target markets. The segments are managed separately due to the production requirements and facilities that are unique to each segment. The Company has three reportable segments: Optical Components, which is an aggregation of the Company's infrared optics and material products business and the Company's VLOC subsidiary, Radiation Detectors, which is the Company's eV PRODUCTS division, and the Company's Laser Power Corporation subsidiary acquired in fiscal 2001.

The Optical Components segment is divided into the geographic locations within the United States, Singapore, China, Japan and the United Kingdom. Each geographic location is directed by a general manager and is further divided into production and administrative units that are directed by managers. The Optical Components segment designs, manufactures and markets optical and electro-optical components, devices and materials for precision use in infrared, near infrared and visible light instrumentation. The Optical Components segment includes certain general corporate management and administrative activities of the Company which are not allocated to the other segments, certain research and development activities of the Company not necessarily specific to the Optical Components segment and other unallocated charges.

The Radiation Detectors segment is located in the United States and is a division of the Company. The Radiation Detectors segment is directed by a general manager. The Radiation Detectors segment is further divided into production and administrative units that are directed by managers. The Radiation Detectors segment develops and markets solid-state x-ray and gamma-ray products for the nuclear radiation detection industry.

The Laser Power Corporation segment is located primarily in the United States. Laser Power Corporation is directed by a general manager. The Laser Power Corporation segment is further divided into production and administrative units that are directed by managers. The Laser Power Corporation segment designs, manufactures and markets high performance optics for military, industrial and medical applications. Laser Power's infrared products are sold under the Laser Power brand name. Infrared products manufactured for military applications are sold under the Exotic Electro-Optics brand name.

The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies. Substantially all of the Company's corporate expenses are allocated to the segments. The Company evaluates segment performance based upon reported segment profit or loss from operations. Inter-segment sales and transfers have been eliminated.

Net revenues from external customers attributable to the Company's foreign operations, primarily II-VI Japan and II-VI Singapore Pte.,
Ltd. were $25.6 million, $18.6 million and $14.5 million for the years ended June 30, 2001, 2000 and 1999, respectively. Identifiable assets of the Company's foreign operations, primarily II-VI Singapore Pte., Ltd. and II-VI Japan are $20.3 million, $15.4 million and $10.1 million as of June 30, 2001, 2000 and 1999, respectively.




                                     Optical      Radiation    Laser Power
(000's)                             Components    Detectors    Corporation    Totals
--------------------------------------------------------------------------------------
2001
Net revenues                         $ 83,345      $  8,863     $ 31,126      $123,334
Income (loss) from operations          15,036          (992)       4,224        18,268
Interest expense                            -             -            -         2,330
Other expense, net                          -             -            -         1,382
Earnings before income taxes                -             -            -        14,556

Depreciation and amortization           5,208           685        2,811         8,704
Segment assets                         84,642         8,173       55,358       148,173
Expenditures for property,
       plant and equipment             14,956           490        1,295        16,741
Goodwill                                1,698             -       27,538        29,236
------------------------------        -------       -------       ------       -------
2000
Net revenues                          $68,302       $ 5,790            -       $74,092
Income (loss) from operations          12,427        (2,096)           -        10,331
Interest expense                            -             -            -           349
Other expense, net                          -             -            -           226
Earnings before income taxes                -             -            -         9,756

Depreciation and amortization           4,352           667            -         5,019
Segment assets                         76,476         7,650            -        84,126
Expenditures for property,
       plant and equipment              8,501           376            -         8,877
Goodwill                                1,792             -            -         1,792
------------------------------        -------       -------       ------       -------
1999
Net revenues                          $56,354       $ 5,660            -       $62,014
Income (loss) from operations           9,375        (1,136)           -         8,239
Interest expense                            -             -            -           415
Other income, net                           -             -            -          (214)
Earnings before income taxes                -             -            -         8,038

Depreciation and amortization           3,961           708            -         4,669
Segment assets                         62,390         8,453            -        70,843
Expenditures for property,
       plant and equipment              4,925           495            -         5,420
Goodwill                                1,879             -            -         1,879
------------------------------        -------       -------       ------       -------


Note K  EMPLOYEE BENEFIT PLANS
        ----------------------

Eligible employees of the Company participate in a profit sharing retirement plan. Contributions to the plan are made at the discretion of the Company's board of directors and were approximately $1,122,000, $812,000, and $579,000 for the years ended June 30, 2001, 2000 and 1999, respectively.

The Company has an employee stock purchase plan for employees who have completed six months of continuous employment with the Company. The employee may purchase the common stock at 5% below the prevailing market price. The amount of shares which may be bought by an employee is limited to 10% of the employee's base pay for each fiscal year. This plan, as amended, limits the number of shares of common stock available for purchase to 400,000 shares. At June 30, 2001, 215,313 shares of common stock are available for purchase under the plan.

The Company has no program for postretirement health and welfare and postemployment benefits.

The II-VI Incorporated Deferred Compensation Plan (the "Plan") is designed to allow officers and key employees of the Company to defer receipt of compensation into a trust fund for retirement purposes. The Plan is a nonqualified, defined contribution employees' retirement plan. At the Company's discretion, the Plan may be funded by the Company making contributions based on compensation deferrals, matching contributions and discretionary contributions. Compensation deferrals will be based on an election by the participant to defer a percentage of compensation under the Plan. All assets in the Plan are subject to claims of the Company's creditors until such amounts are paid to the Plan participants. Employees of the Company made contributions to the Plan in the amount of approximately $354,000, $248,000, and $30,000 for the years ended June 30, 2001, 2000 and 1999, respectively.